      As filed with the Securities and Exchange Commission on September 27, 2007
                                            1933 Act Registration No. 333-145090
                                             1940 Act Registration No. 811-08557
                                                              CIK NO. 0001048607
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO. 1

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 86

              LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                           (Exact Name of Registrant)

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                            (Exact Name of Depositor)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (260) 455-2000

          Dennis L. Schoff, Esquire                Copy To:
          The Lincoln National Life     Frederick C. Tedeschi, Esquire
              Insurance Company            The Lincoln National Life
          1300 South Clinton Street            Insurance Company
                P.O. Box 1110                  One Granite Place
          Ft. Wayne, Indiana 46802       Concord, New Hampshire 03301
            (Name and Address of
             Agent for Service)

            Approximate date of proposed public offering: Continuous Indefinite Number of Units of Interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company

Home Office Location:
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Indiana 46802
(800) 454-6265

Administrative Office:
Customer Service Center
One Granite Place
Concord, New Hampshire 03301
(800) 444-2363

                                   ----------
                A Flexible Premium Variable Life Insurance Policy
                                   ----------

     This prospectus describes Lincoln Momentum VULONE2007, a flexible premium variable life insurance contract (the "policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

     The policy described in this prospectus is distributed exclusively by registered representatives of M Holdings Securities, Inc. and registered representatives affiliated with M Holdings Incorporated.

     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds and M Fund, Inc. (the "funds"), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

M Fund, Inc.
Elite Series

     -    AllianceBernstein Variable Products Series Fund, Inc.

     -    American Century Investments Variable Portfolios, Inc.

     -    American Funds Insurance Series

     -    Delaware VIP Trust

     -    Fidelity Variable Insurance Products

     -    Franklin Templeton Variable Insurance Products Trust

     -    Lincoln Variable Insurance Products Trust

     -    MFS (R) Variable Insurance Trust

Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

This policy may not be available in all states, and this prospectus only offers the policy for sale in jurisdictions where such offer and sale are lawful.

                   Prospectus Dated: September 27, 2007

                                Table of Contents

CONTENTS                                                                  PAGE
--------                                                                  ----
POLICY SUMMARY
      Benefits of Your Policy
      Risks of Your Policy
      Charges and Fees
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
   THE GENERAL ACCOUNT
      Fund Participation Agreements
      Distribution of the Policies and Compensation
      Sub-Accounts and Funds
      Sub-Account Availability and Substitution of Funds
      Voting Rights
POLICY CHARGES AND FEES
      Premium Load; Net Premium Payment
      Surrender Charges
      Partial Surrender Fee
      Transfer Fee
      Mortality and Expense Risk Charge
      Fixed Account Asset Charge
      Cost of Insurance Charge
      Administrative Fee
      Policy Loan Interest
      Rider Charges
YOUR INSURANCE POLICY
      Application
      Owner
      Right-to-Examine Period
      Initial Specified Amount
      Transfers
      Market Timing
      Optional Sub-Account Allocation Programs
      Riders
      Continuation of Coverage
      Termination of Coverage
      State Regulation
PREMIUMS
      Allocation of Net Premium Payments
      Planned Premiums; Additional Premiums
      Policy Values
DEATH BENEFITS
      Death Benefit Options
      Changes to the Initial Specified Amount and Death Benefit Options
      Death Benefit Proceeds
PERSISTENCY BONUS
POLICY SURRENDERS
      Partial Surrender
POLICY LOANS
LAPSE AND REINSTATEMENT


      No-Lapse Protection
      Reinstatement of a Lapsed Policy
TAX ISSUES
      Taxation of Life Insurance Contracts in General
      Policies Which Are MECs
      Policies Which Are Not MECs
      Other Considerations
      Fair Value of Your Policy
      Tax Status of Lincoln Life
RESTRICTIONS ON FINANCIAL
   TRANSACTIONS
LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of underlying funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and accumulation values to the Fixed Account.

No-Lapse Protection. Your policy will include two riders (subject to state availability) which may help you manage some of the risk of policy lapse.

One of those features is the No-Lapse Enhancement Rider. This rider may prevent a policy from lapsing where the net accumulation value under your policy is insufficient to cover the monthly deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met. The net accumulation value of your policy is defined in the policy values section of the prospectus. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Those calculations credit the actual amounts of net premium payments made, deduct for the actual amount of any partial surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as "reference rates". All assumed rates, charges, and fees are set forth in the rider. Payment of premiums higher than the planned premium and assumed interest credited by the rider's formula on net premiums will increase the duration of lapse protection. Partial surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection. In addition, if the provisions of this rider are preventing lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy. Refer to the section headed "No-Lapse Enhancement Rider" in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection. Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy accumulation value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

A second feature is the Premium Reserve Rider. This rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy. This rider's accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event
(i) the net accumulation value under your policy is insufficient to cover the monthly deductions and your policy's No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing, and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice. If the Premium Reserve Rider accumulation value on the day the grace period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value. You may also request us to transfer this rider's accumulation value to your policy at any time. As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider and, therefore, the amount of the rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits. Refer to the section headed "Premium Reserve Rider" in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's and underlying fund's objective and risk is found in this prospectus and in each fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy's

Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding policy loans and partial surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding policy loans and partial surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy's death benefit.

Consequences of Surrender. Surrender charges are assessed if you surrender your policy within the first 10-15 policy years. Full or partial surrenders may result in tax consequences. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer accumulation values between Sub-Accounts.

                            Table I: Transaction Fees

                               WHEN CHARGE                      AMOUNT
CHARGE                         IS DEDUCTED                     DEDUCTED

Maximum sales charge   When you pay a               7.0% of each premium
imposed on premiums    premium.                     payment in policy years 1-20
(load)                                              and 4.0% in policy years 21
                                                    and later.

Surrender Charge*      Upon full surrender of
                       your policy (years 1-15).
                       When you make certain
                       specified amount decreases
                       (years 1-10).

   Minimum Charge                                   $0.00 per $1,000 of specified
                                                    amount.

   Maximum Charge                                   $60.00 per $1,000 of specified
                                                    amount.

   Charge for a                                     For a male, age 45, standard
   Representative                                   non- tobacco, in year one the
   Insured                                          maximum surrender charge is
                                                    $30.27 per $1,000 of specified
                                                    amount.

                                                    For a female, age 45, standard
                                                    non-tobacco, in year one the
                                                    maximum surrender charge is
                                                    $27.39 per $1,000 of specified
                                                    amount.

Transfer Fee           Applied to any               $25
                       transfer request in
                       excess of 24 made
                       during any policy
                       year.

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

          Table II: Periodic Charges Other Than Fund Operating Expenses

                       WHEN CHARGE                  AMOUNT
CHARGE                 IS DEDUCTED                  DEDUCTED
Cost of Insurance*     Monthly

   Minimum Charge                                   $0.00 per month per $1,000 of
                                                    Net Amount at Risk

   Maximum Charge                                   $83.33 per month per $1,000 of
                                                    Net Amount at Risk

                                                    Individuals with a higher
                                                    mortality risk than standard
                                                    issue individuals can be
                                                    charged from 125% to 800% of
                                                    the standard rate.

   Charge for a                                     For a male, age 45, standard
   Representative                                   non-tobacco, in year one the
   Insured                                          guaranteed maximum monthly
                                                    cost of insurance rate is
                                                    $0.19 per month per $1,000 of
                                                    net amount at risk.

                                                    For a female, age 45, standard
                                                    non-tobacco, in year one the
                                                    guaranteed maximum monthly
                                                    cost of insurance rate is
                                                    $0.14 per month per $1,000 of
                                                    net amount at risk.

Mortality and          Daily (at the end of         Daily charge as a percentage
Expense Risk Charge    each valuation day).         of the value of the Separate
("M&E")                                             Account, guaranteed not to
                                                    exceed an effective annual
                                                    rate of 0.60%. (1)

Fixed Account Asset    Daily                        Daily charge as a percentage
Charge                                              of the value of the Fixed
                                                    Account, guaranteed not to
                                                    exceed an effective annual
                                                    rate of 0.50%.

Administrative Fee*    Monthly                      A flat fee of $10 per month in
                                                    all years.

                                                    In addition to the flat fee of
                                                    $10

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

(1) Guaranteed at an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11 and beyond.

                       WHEN CHARGE                  AMOUNT
CHARGE                 IS DEDUCTED                  DEDUCTED
                                                    per month, for the first ten
                                                    policy years from issue date
                                                    or increase in specified
                                                    amount,  a monthly fee per
                                                    dollar of initial specified
                                                    amount or increase in
                                                    specified amount as follows:

   Minimum Charge                                   $0.01 per month per $1,000 of
                                                    initial specified amount or
                                                    increase in specified amount.

   Maximum Charge                                   $2.56 per month per $1,000 of
                                                    initial specified amount or
                                                    increase in specified amount.

   Charge for a                                     For a male or female age 45,
   Representative                                   standard non-tobacco, the
   Insured                                          maximum additional monthly
                                                    charge is $0.24 per month per
                                                    $1,000 of specified amount.

Policy Loan Interest   Annually                     5.0% annually of the amount
                                                    held in the loan account. (2)

Interest on            Annually
Accelerated Benefit
Lien

      Accelerated                                   5.0% annually of amount of
      Benefit Up to                                 Accelerated Benefit up to
      Surrender                                     Surrender Value. (3)
      Value

      Accelerated                                   Rate not to exceed higher of
      Benefit                                       (i) published monthly average
      Exceeding                                     of Moody's Corporate Bond
      Surrender                                     Yield Average - Monthly
      Value                                         Average Corporates (determined
                                                    30 days in advance of
                                                    beginning of policy year) and
                                                    (ii) the rate used to compute
                                                    the Accumulation

(2) Effective annual interest rate of 5.0% in years 1-10 and 4.0% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed "Policy Loans", when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company's General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.

                       WHEN CHARGE                  AMOUNT
CHARGE                 IS DEDUCTED                  DEDUCTED
                                                    Value of the Fixed Account plus
                                                    1.0%. (3)

No-Lapse Enhancement   N/A                          There is no charge for this
   Rider                                            rider. (4)

Overloan Protection    One-time charge when         Maximum charge of 5.0% of the
   Rider               benefit is elected           then current accumulation value. (5)

OPTIONAL RIDER                                      INDIVIDUALIZED BASED ON WHETHER
   CHARGES                                          OPTIONAL RIDER(S) SELECTED.

Premium Reserve        When you direct a            4.0% of each premium payment
   Rider               premium to this rider        allocated to the Rider. (6)

                       When Rider Accumulation      3.0% of amount transferred.
                       Value is transferred
                       to policy during policy
                       years 1-10 (6)

(3) Under the Accelerated Benefits Riders, payments of benefits are considered as liens, which as described more fully in the section headed "Policy Loans", are charged interest on amounts not exceeding the Surrender Value of the policy at an effective annual interest rate of 5.0% in years 1-10 and 4.0% in years 11 and later. To the extent the Accelerated Benefit paid exceeds the Surrender Value of the policy, the interest rate charged will vary as described in the table above and in the section headed "Policy Loans". Although deducted annually, interest accrues daily. As described in the section headed "Policy Loans", when you request an Accelerated Benefit, amounts equal to the amount of the Accelerated Benefit you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company's General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.

(4) There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

(5) Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

(6) Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider accumulation value allocated to the Separate Account is subject to the mortality and expense risk charge
     (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later) and rider accumulation value allocated to the Fixed Account is subject to the Fixed Account Asset Charge (which does not exceed 0.50% for all policy years).

     Transfers of Accumulation Value from the rider to the policy are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I, but are subject to a charge of 3.0% of the accumulation value transferred if such transfers are made during the first 10 policy years. In addition, you request a loan from the accumulation value of this rider, interest is if charged at the same rate as for policy loans. See Premium Reserve Rider section for further discussion.

                       WHEN CHARGE                  AMOUNT
CHARGE                 IS DEDUCTED                  DEDUCTED
Waiver of Monthly      Monthly                      Rate factor is percent of all
   Deduction                                        other covered monthly charges.
   Rider (7)

      Minimum                                       2.0% of all other covered
         Charge                                     monthly charges.

      Maximum                                       12.0% of all other covered
         Charge                                     monthly charges.

      Charge for a                                  For a male, age 45, standard
      Representative                                non-tobacco, the maximum
         Insured                                    rate factor is 3.5% of all other
                                                    covered monthly charges.

                                                    For a female, age 45, standard
                                                    non-tobacco, the maximum
                                                    rate factor is 5.0% of all other
                                                    covered monthly charges.

Accelerated Benefits   When any benefit             $250 (deducted from amount of
   Riders (8)          payment is made              benefit paid).

Change of Insured      N/A                          There is no charge for this
  Rider                                             rider.

Enhanced Surrender     Monthly                      Charge is $0.05 per
   Value Rider         (in policy years 2-5 only)  $1,000 of initial specified
                                                    amount.

Estate Tax Repeal      One-time charge at           $250
   Rider               issue

(7) These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial advisor.

(8) There are two versions of this rider; see Riders section for detailed discussion of the terms of each rider, including that the payment of a benefit under either version of the Rider is considered a loan against the policy.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

                 Table III: Total Annual Fund Operating Expenses
                  (expenses that are deducted from fund assets)

TOTAL ANNUAL OPERATING EXPENSE               MINIMUM   MAXIMUM
Total management fees, distribution and/or    0.35%    1.55% (9)
service(12b-1) fees, and other expenses.

(9) The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.27%. These waivers and reductions generally extend through April 30, 2008 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation
(LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life Flexible Premium Variable Life Account M (Separate Account) is a separate account of the Company which was established on December 2, 1997. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the Indiana Department of Insurance.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC, the parent company of Lincoln Life On April 2, 2007, Jefferson-Pilot Life Insurance Company ("JPLife"), one of the insurance companies which became a subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. In addition, on July 2, 2007, Jefferson Pilot Financial Insurance Company ("JPFIC") also one of the insurance companies which became a subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. As a result of the two mergers, the assets and liabilities of JPLife and of JPFIC became part of the assets and liabilities of Lincoln Life. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information have not changed as a result of either merger.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.02% and 0.45% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Included among these broker-dealers is M Holdings Securities, Inc. and its registered representatives as well as registered representatives affiliated with M Holdings Incorporated. Broker-dealer firms may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or be provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for:
(1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain "wholesalers," who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. Included among these wholesalers is M Financial Holdings, Incorporated. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund's prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus. Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by
AllianceBernstein, L.P.

     - AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

     - AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

     - AllianceBernstein International Value Portfolio (Class A): Long-term growth.

     - AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

     -    Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

     -    Global Growth Fund (Class 2): Long-term growth.

     -    Global Small Capitalization Fund (Class 2): Long-term growth.

     -    Growth Fund (Class 2): Long-term growth.

     -    Growth-Income Fund (Class 2): Growth and income.

     -    International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

     -    Capital Reserves Series (Standard Class): Current income.

     -    Diversified Income Series (Standard Class): Total return.

     - Emerging Markets Series (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

     -    High Yield Series (Standard Class): Total return.

     -    Small Cap Value Series (Standard Class): Capital appreciation.

     -    Trend Series (Standard Class): Capital appreciation.

     -    U. S. Growth Series (Standard Class): Capital appreciation.

     -    Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

     -    Contrafund Portfolio (Service Class): Long-term capital appreciation.

     -    Growth Portfolio (Service Class): Capital appreciation.

     -    Mid Cap Portfolio (Service Class): Long-term growth.

     -    Overseas Portfolio (Service Class): Long-term growth.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

     -    Franklin Income Securities Fund (Class 1): Current income.

     - Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

     -    Mutual Shares Securities Fund (Class 1): Capital appreciation.

     -    Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation

     - LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation. (Subadvised by BAMCO, Inc.)

     - LVIP Capital Growth Fund (Standard Class): Capital appreciation. (Subadvised by Wellington Management Company, LLP)

     - LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return. (Subadvised by Cohen & Steers Capital Management)

     - LVIP Delaware Bond Fund (Standard Class): Current income. (Subadvised by Delaware Management Company)

     - LVIP Delaware Growth and Income Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP Delaware Social Awareness Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP Delaware Special Opportunities Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP FI Equity-Income Fund (Standard Class): Income. (Subadvised by Pyramis Global Advisors LLC)

     - LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

     - LVIP Marsico International Growth Fund (Standard Class): Long-term capital appreciation. (Subadvised by Marsico Capital Management, LLC)

     - LVIP MFS(R) Value Fund (Standard Class): Long-term growth of capital. (Subadvised by Massachusetts Financial Services Company)

     - LVIP Mid-Cap Growth Fund (Standard Class): Capital appreciation. (Subadvised by Turner Investment Partners)

     - LVIP Mid-Cap Value Fund (Standard Class): Long-term capital appreciation. (Subadvised by Wellington Management Company, LLP)

     - LVIP Mondrian International Value Fund (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

     - LVIP Money Market Fund (Standard Class): Preservation of capital. (Subadvised by Delaware Management Company)

     - LVIP S&P 500 Index Fund (Standard Class)(1): Capital appreciation. (Subadvised by Mellon Capital Management Corporation)

     - LVIP Small-Cap Index Fund (Standard Class): Capital appreciation. (Subadvised by Mellon Capital Management Corporation)

     - LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term growth of capital. (Subadvised by T. Rowe Price Associates, Inc.)

     -    LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class):
          Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)

     - LVIP Templeton Growth Fund (Standard Class): Long-term growth of capital. (Subadvised by Templeton Investment Counsel, LLC)

     - LVIP UBS Global Asset Allocation Fund (Standard Class): Total return. (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
          AM))

     - LVIP Value Opportunities Fund (Standard Class): Long-term capital appreciation. (Subadvised by Dalton, Greiner, Hartman, Maher & Co.)

     - LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     -    LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2):
          Growth and income. (Subadvised by Wilshire Associates Incorporated)

M Fund, Inc., advised by M Financial Investment Advisers, Inc.

     - Brandes International Equity Fund: Long-term capital appreciation. (Subadvised by Brandes Investment Partners LLC)

     - Business Opportunity Value Fund: Long-term capital appreciation. (Subadvised by Iridian Asset Management LLC)

     - Frontier Capital Appreciation Fund: Maximum capital appreciation. (Subadvised by Frontier Capital Management Company LLC)

     - Turner Core Growth Fund: Long-term capital appreciation. (Subadvised by Turner Investment Partners)

MFS (R) Variable Insurance Trust, advised by Massachusetts Financial Services Company

     -    Total Return Series (Initial Class): Growth and income.

     -    Utilities Series (Initial Class): Growth and income.

(1) "S&P 500" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2) The Lincoln Variable Insurance Products Trust, LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are "Fund of Funds" and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities. As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.

Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

     1) the shares of any underlying fund should no longer be available for investment by the Separate Account; or

     2) the Sub-Account has not attracted significant policyholder allocations; or

     3) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners. Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shareholders which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company. Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund's prospectus.

The monthly deductions, including the cost of insurance charges, will be deducted proportionately from the net accumulation value of each Sub-Account and the Fixed Account subject to the charge.

The monthly deductions are made on the "monthly anniversary day," the policy date, and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day.

If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7.0% from each premium payment in policy years 1 - 20 and 4.0% in policy years 21 and beyond. The premium payment, net of the premium load, is called the "net premium payment."

Surrender Charges

A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

The surrender charge varies by age of the insured, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

     1) occurs after the tenth policy anniversary following issue of the initial specified amount; or

     2)   is caused by a partial surrender; or

     3) when added to the sum of all prior decreases, does not exceed 25% of the initial specified amount.

B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

     1)   is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

     3)   is the initial specified amount; and

     4) is the then applicable surrender charge from the schedule in the policy.

We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

In addition, if your policy includes the Enhanced Surrender Value Rider, you may surrender your policy for an enhanced surrender value provided under the rider, without being subject to the policy surrender charges.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No surrender charge or administrative fee is imposed on a partial surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11 and beyond. The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Fixed Account Asset Charge

We assess a daily Fixed Account asset charge, which is calculated as a percentage of the value of the Fixed Account. The charge is guaranteed not to exceed an effective annual rate of 0.50% of the Fixed Account's value in all policy years. The current charge is 0.50% in policy years 1-10, 0.20% in policy years 11-20 and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The cost of insurance charge depends on the policy duration, the age, underwriting category and gender (in accordance with state law) of the insured, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured's age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.0% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

Accelerated Benefits Riders. There is a flat charge of $250 (limited in certain states), which will be deducted from any benefit when paid.

Enhanced Surrender Value Rider. There is a monthly charge during policy years 2-5 of $0.05 per $1,000 of initial specified amount.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a rate factor. The rate factor depends on the age, underwriting category and gender of the insured. The maximum rate factor is 12%. If you have elected this rider, a table of rate factors appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider. There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current accumulation value.

Premium Reserve Rider. We deduct 4.0% from each premium payment you direct to this rider. Transfers of premium reserve rider accumulation value from this rider to the policy may be subject to charge of 3.0% of amount transferred during policy years 1 - 10. Rider accumulation value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later) and rider accumulation value allocated to the Premium Reserve Rider Fixed Account is subject to the Fixed Account Asset Charge which does not exceed 0.50% for all policy years). In addition, if you request a loan from the accumulation value of this rider, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

     -    change the investment objective of the Separate Account;

     - operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

     -    deregister the Separate Account; or

     -    combine the Separate Account with another separate account.

We will notify you of any change that is made.

The policy includes policy specifications pages. These pages provide important information about your policy such as: the identity of the insured and owner; policy date; the initial specified amount; the death benefit option selected; issue age; planned premium payment; surrender charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The policy date is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age
85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.

Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

     1)   initial death benefit amount and death benefit option;

     2)   optional riders;

     3)   the amount and frequency of premium payments; and

     4) the amount of net premium payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within ten days after you receive it (or a greater number of days if required by your state). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, depending on the state of issue of your policy, we will refund to you either all premium payments or the policy value plus any charges and fees. If a premium payment was made by check, there may be a delay until the check clears.

If your policy is issued in a state that requires return of premium payments, any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return the full amount of any premium payments made.

If your policy is issued in a state that provides for return of value, any net premium payments received before the end of the right to examine period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated. The owner bears the risk of a decline in Sub-Account values. If the policy is returned for cancellation within the right-to-examine period, we will return the policy value, plus any charges and fees, as of the date the cancelled policy is received at our Administrative Office.

Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging or automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

     1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or

     2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies. The omnibus nature of these orders may limit the underlying funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a "market timer" under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this "original signature" restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner's particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund's investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds also may impose redemption fees on short-term trading (i.e., redemptions of underlying fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

     1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

     2) seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

     3)   on the first policy anniversary; or

     4)   if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of automatic rebalancing do not count against the number of free transfers available.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, they may vary by state of issue, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

Accelerated Benefits Riders. There are two Accelerated Benefits Riders. The availability of the riders is based upon your meeting our underwriting criteria (including your age and the state of your health at the time of application), which will determine which, if any, form of rider will be issued to you. There is a charge for these riders of $250 (limited in certain states), which will be deducted from any benefit when paid. Benefits payable under either form of rider will be considered as a lien against your policy for the amount of the accelerated benefit paid, and the lien will be considered as a policy loan and will be charged interest. (See section headed " Policy Loans".) As the benefit paid is a lien, you may, if you wish, repay any part (but not less than $25) or all of the amount paid. The amount of any lien outstanding at the time of the death of the insured will be deducted from the death benefit otherwise payable. In certain states, availability of the riders, and the benefits available thereunder, are limited; please consult with your financial adviser as to availability and benefits.

One version of this rider pays a portion of the Death Benefit upon occurrence of terminal illness (defined by the rider as when the insured's life expectancy is reduced to less than 12 months) or nursing home confinement (defined by the rider as the insured being confined to a qualifying nursing home for the balance of life), subject to the terms of the rider. This version of the rider will pay 50% of the Death Benefit for terminal illness and 40% of the death benefit for nursing home confinement, subject to an overall maximum of $250,000 on all policies in force with us, in accordance with the terms of the rider. You may apply for this rider either at the time your application for the policy is made or at any time thereafter. Our underwriting rules in effect at the time you apply will determine whether the rider will be issued.

The second version of this rider, which must be applied for at the time you apply for your policy, in addition to paying the same portion of the Death Benefit upon occurrence of terminal illness or nursing home confinement (as discussed above), also may pay a portion of the death benefit upon critical illness or a condition specified in the rider. The illnesses which qualify are detailed in the rider and generally include, but are not limited to, heart attack (myocardial infarction) and life threatening cancer. In the instance of critical illness, the portion of the Death Benefit payable is 5% (not to exceed a total of $25,000) upon the occurrence of the first critical illness covered by the rider.

To receive a benefit, you must contact us and let us know which benefit you are requesting and the benefit amount (subject to the maximum limits) you would like. We will let you know what physician's certification or other requirements you must submit. If you request less than the maximum benefit, you may later apply for the balance of the benefit. For example, if you are confined to a qualifying nursing home for life, and your only policy with us has a $100,000 death benefit, you could request up to 40% or $40,000, and if you are later diagnosed with a medical condition resulting in a less than 12 months life expectancy, you may request an additional 10% (for a total benefit of 50%) or $10,000 (for a total benefit of $50,000). Because the benefit payable creates a lien on the policy, the maximum amount of your benefit may also be restricted (or no benefit may be available) if you have an outstanding policy loan or if the policy has been assigned to a third party. Benefits paid under the Rider may restrict your ability to request future policy loans.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the monthly deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this rider, however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Enhanced Surrender Value Rider. If desired, you must select this rider when you initially apply for insurance. The rider provides an enhanced surrender value without imposition of a surrender charge if you fully surrender your policy during the first five policy years (the "Enhanced Surrender Value Period"). This rider does not provide for enhanced surrender value for partial surrenders, loans, or in connection with the exchange of this policy for any other policy. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the fifth policy year; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of initial specified amount for this rider.

If the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the surrender value (the "Surrender Value") payable on the date your policy is surrendered will equal:

     1.   the policy's Accumulation Value; minus

     2.   Indebtedness.

The following example demonstrates hypothetical accumulation values and Surrender Values with and without the Enhanced Surrender Value Rider during the first five policy years of the policy described below:

Sample Policy

     -    Insured: Male Standard Non-tobacco, age 55

     -    Specified amount: $1,000,000

     -    Benefit Selection Option: Not Elected

     -    Planned annual premium payment: $60,000

     -    No Indebtedness

                        WITHOUT ESV RIDER                       WITH ESV RIDER
              ------------------------------------   ------------------------------------
END OF YEAR   ACCUMULATION VALUE   SURRENDER VALUE   ACCUMULATION VALUE   SURRENDER VALUE
-----------   ------------------   ---------------   ------------------   ---------------
     1              50,329              13,659             50,329              50,329
     2             104,322              69,012            103,696             103,696
     3             162,331             128,421            161,029             161,029
     4             224,665             192,205            222,631             222,631
     5             291,734             260,774            288,910             288,910

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R.
1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

This rider terminates on the earliest of:

     1)   one year from the start date;

     2) December 31, 2010, provided no estate tax repeal, as defined above, has been enacted;

     3)   the date you request termination of the rider;

     4)   termination of your policy; or

     5)   full surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider REFERENCE rates and fees will reduce the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

     1)   you meet the requirements to prevent termination of this rider;

     2)   the duration of lapse protection has not ended; and

     3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

We will automatically issue this rider with your policy. In certain states, the rider may be provided under a different name. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create accumulation value sufficient to cover the monthly deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the no-lapse value and reset account value based on a set of rates and fees which are reference rates and fees only, and which differ from the rates and fees we use to calculate the accumulation value of the policy. Each provision's value is based on a set of reference rates and fees unique to that provision. At the time we issue the policy, we fix the schedules of reference rates and fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of reference rates and fees applicable to your policy.

On each monthly anniversary day, the no-lapse value will be calculated as:

     1)   net premium payments made;

     2)   minus the amount of any partial surrenders;

     3)   plus interest credited; and

     4) minus adjustments for all no-lapse value reference rates and fees.

On any day other than the monthly anniversary day, the no-lapse value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 4) above.

On each monthly anniversary day, the reset account value will be calculated by taking the reset account value calculated on the preceding monthly anniversary day:

     1)   plus net premium payments made;

     2)   minus the amount of any partial surrenders;

     3)   plus interest credited; and

     4) Minus adjustments for all reset account value reference rates and fees.

On any day other than the monthly anniversary day, the reset account value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 4) above.

On each policy anniversary, the reset account value may increase to reflect positive investment performance. If the reset account value on any policy anniversary is less than the accumulation value on that same policy anniversary, the reset account value will be increased to equal the accumulation value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

You will select a guaranteed minimum death benefit on the application for your policy. This guaranteed minimum death benefit will be used in determining the actual death benefit proceeds provided by the no-lapse value provision. It will be shown on the policy specifications page.

The initial guaranteed minimum death benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a no-lapse value and/or reset account value greater than zero. If the policy specified amount is later decreased below the guaranteed minimum death benefit, the guaranteed minimum death benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the guaranteed minimum death benefit will not automatically increase.

If the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit is the guaranteed minimum death benefit less any indebtedness and less any partial surrender (i.e., withdrawals) after the date of death which may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit is the greater of:

      1) the reset death benefit (which is the lesser of the current specified amount and initial specified amount) less indebtedness and less any partial surrenders (i.e., withdrawals) after the date of death; or

      2) an amount equal to the reset account value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any indebtedness and less any partial surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this rider prevents the policy from lapsing, and subsequent premium payments are made such that the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect.

You must maintain automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the accumulation value is sufficient to cover the monthly deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value in order to keep this rider in effect. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy accumulation value or subsequent premium payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect. We will not reallocate the accumulation value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the accumulation value of your policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner's failure to comply with a Sub-Account restriction, then the policy will lapse.

The duration of the no-lapse coverage will be determined monthly by referencing the no-lapse account value and the reset account value. The duration is determined by projecting the first monthly anniversary day on which future deductions for the rider rates and fees would cause both the no-lapse value and reset account value to reach zero. Because the duration is recalculated on a monthly basis, higher premium payments and credited interest will increase the duration, while partial surrenders and adjustments for rider rates and fees will reduce the duration. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

     1) premiums or other deposits are not received on or before their due date; or

     2) you initiate any policy change that decreases the no-lapse value or reset account value under the policy. These changes include, but are not limited to, partial surrenders, loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the no-lapse value and the reset account value. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value. A lower no-lapse value or reset account value will reduce the duration of lapse protection. The following example shows the impact of delayed premium payments on the duration of lapse protection:

Sample Policy

     -    Insured: Male Standard Non-tobacco, age 55

     -    Specified amount: $1,000,000

     -    Benefit Selection Option: Not elected

     -    Planned annual premium payment: $13,000

Duration of lapse protection:

     1) if premiums are received on the planned payment date each year: 326 months; or

     2) if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late premium payments on the duration of the lapse protection varies by policy. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late premium payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

This rider and all rights provided under it will terminate automatically upon the earliest of the following:

     1)   the insured reaches age 121; or

     2)   surrender or other termination of the policy; or

     3)   automatic rebalancing is discontinued; or

     4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option. When you apply for the policy, you may elect the benefit selection option.

With this option, you can select a balance between potentially greater accumulation value and the death benefit protection provided by the No-Lapse Enhancement Rider. When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances. This Option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the "Monthly Administrative Expense Fee") deducted from your policy and thereby reduce the cost of the death benefit provided by your policy. Since reducing the monthly charges will reduce the amounts deducted from your policy's accumulation value, you have the opportunity to have a larger accumulation value allocated to the Fixed Account and invested in the Sub-Accounts.

When you elect this Option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees. The reduced Policy Monthly Administrative Expense Fee will be displayed in your Policy Specifications. However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase. (Refer to the section headed "No-Lapse Enhancement Rider" for discussion of how Rider values are calculated.) The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount monthly administrative fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

MALE, 55 YEAR OLD, STANDARD NON-TOBACCO

                                                            NO-LAPSE MONTHLY
                             MONTHLY ADMINISTRATIVE      ADMINISTRATIVE EXPENSE
BENEFIT SELECTION OPTION          EXPENSE FEE                REFERENCE FEE                          RESULT
------------------------   -------------------------   -------------------------   ----------------------------------------
     Election: None                 $0.5133                     $0.1333            This option offers the best no-lapse
                           per thousand of Specified   per thousand of Specified   protection available. The price of the
                                     Amount                      Amount            protection is reflected in the higher
                                    (higher)                    (lower)            Monthly Administrative Expense Fee.


     Election: 100%                 $0.0683                     $0.0275            This option offers the least amount of
                           per thousand of Specified   per thousand of Specified   no-lapse protection. The Monthly
                                     Amount                      Amount            Administrative Expense Fee is reduced in
                                    (lower)                     (higher)           exchange. Therefore, this option allows
                                                                                   more money to be invested in the
                                                                                   Sub-Accounts or allocated to the Fixed
                                                                                   Account. However, the premiums which
                                                                                   you must pay in order to satisfy the
                                                                                   no-lapse requirements of the rider will
                                                                                   increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable. The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration. Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications. Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on indebtedness exceeding the accumulation value less the surrender charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in accumulation value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy in states where it is available. There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current accumulation value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider. We will automatically issue this rider with your policy in states where it is available. The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy. For example, this rider can be used to fund future premium payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy's Specified Amount (or being subject to withdrawal fees or surrender charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the Policy's Accumulation Value and, therefore, will not decrease the net amount at risk. Since the net amount at risk will not be reduced, current cost of insurance charges will not be reduced. However, the Policy's death benefit will be increased by the Premium Reserve Rider Accumulation Value less indebtedness. The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the "Premium Reserve Rider Sub-Accounts"), and (ii) values held in the portion of the Fixed Account created specifically for the rider (the "Premium Reserve Rider Fixed Account").

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts and the Premium Reserve Rider Fixed Account apply the same daily mortality and expense risk charge and the fixed account asset charge as would have been deducted if the premiums had been allocated to your policy; however, the monthly deductions for your policy, which include charges for the cost of insurance and the administrative fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider's accumulation value to your policy at any time. Transfers of the rider's accumulation value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider transfer load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 - see section headed "No-Lapse Enhancement Rider"), you may request transfers from the policy's net accumulation value to the Premium Reserve Rider for allocation to the Premium Reserve Rider's Sub-Accounts and Fixed Account. Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire accumulation value of the rider to the policy in the event

           1) the net accumulation value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

           2) you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the grace period.

If the Premium Reserve Rider accumulation value (less the Premium Reserve Rider transfer load of 3.0% if the transfer is made during the first 10 policy years) on the day the grace period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or partial surrender of your policy, any such loan or partial surrender will be made first from any Premium Reserve Rider accumulation value and when the Premium Reserve Rider accumulation value is reduced to zero, then from the accumulation value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy. Please refer to the section headed "Policy Loans" for a more detailed discussion of policy loans, including interest charged on policy loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider accumulation value less indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy's Accumulation Value less indebtedness on the date of death if Death Benefit Option 2 is in force. If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider accumulation value less indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider accumulation value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received. Once terminated, the rider may not be reinstated, and no further premium payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider, are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy. The Premium Reserve Rider
Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider's provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy). However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider's automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000. Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays. If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy. If you wish, you could request (before the end of the grace period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy. If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate). In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due. But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial advisor the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy's accumulation value. Policy illustrations, which the financial advisor can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need. Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider. Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy). In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse). And premiums allocated to the rider become part of the Premium

Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy's Accumulation Value and, therefore, would not reduce the cost of insurance charges. An illustration can show the impact that paying a higher level of premiums would have on the policy's cost of insurance: that is as accumulation values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the net amount at risk (that is, the difference between the death benefit and the accumulation value) will decrease, thereby decreasing the cost of insurance charges. Decreasing policy charges increases the amount of policy accumulation value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy's benefits and the Rider's Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

     1)   we will no longer accept premium payments;

     2)   we will make no further deductions;

     3) policy values held in the Separate Account will be transferred to the Fixed Account; and

     4)   we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Provisions may vary in certain states.

Termination of Coverage

All policy coverage terminates on the earliest of:

     1)   surrender of the policy;

     2)   death of the insured; or

     3) failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

The state in which your policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your policy. You should refer to your policy for these state specific features.

PREMIUMS

You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your net premium payment is the portion of a premium payment remaining after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed "Tax Issues" for more information.

Policy Values

Policy value in your variable life insurance policy is called the accumulation value.

The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

     1)   net premium payments made;

     2)   the amount of any partial surrenders;

     3) any increases or decreases as a result of market performance of the Sub-Accounts;

     4)   interest credited to the Fixed Account or the Loan Account;

     5) persistency bonuses on net accumulation value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

     6)   all charges and fees deducted.

The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account or a valuation period is determined as follows:

     1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus

     2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

     3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.01074598% (equivalent to a compounded annual rate of 4.0%) or a higher rate determined by the Company. The Fixed Account Asset Charge is deducted daily.

The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

PERSISTENCY BONUS

On each monthly anniversary day beginning with the first monthly anniversary day in policy year 21, we will credit a persistency bonus to net accumulation values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the monthly anniversary day. In the event that you have allocated premiums payments to the Premium Reserve Rider, beginning with the first monthly anniversary day in policy year 21, a persistency bonus, calculated as described above, will be credited to the Premium Reserve Rider net accumulation value. The persistency bonus is based on reduced costs in later policy years that we can pass on to policies that are still in force. Our payment of the persistency bonus will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The death benefit proceeds is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as death benefit proceeds in your policy. Refer to the "Riders" section of this prospectus for more information.

Death Benefit Options

Two different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

     1) the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

     2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. These percentages are shown on your policy specifications pages.

The following table provides more information about the death benefit options.

OPTION   DEATH BENEFIT PROCEEDS EQUAL TO THE   VARIABILITY
1        Specified amount (a minimum of        None.
         $100,000) level death benefit

2        Sum of the specified amount plus      May increase or decrease
         the net accumulation value as of      over time, depending on the
         the date of the insured's death.      amount of premium paid and
                                               the investment performance
                                               of the Sub- Accounts or the
                                               interest credited to the Fixed
                                               Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

OPTION CHANGE   IMPACT
2 to 1          The specified amount will be increased by the accumulation value as of the effective date of change.

A surrender charge may apply to a decrease in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a surrender charge to be applied. A table of surrender charges is included in each policy.

Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

We may decline any request for reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy's death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy's death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.

Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the death benefit proceeds has elected a lump sum settlement and the death benefit proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient's name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged (the "Surrender Value"). If you have elected the Enhanced Surrender Value Rider, your surrender value may be enhanced if you fully surrender your policy during the first five policy years.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

If you request lump sum surrender and the policy's surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed "Death Benefit Proceeds" for more information.

Partial Surrender

You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized and we consent. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

DEATH BENEFIT
OPTION IN EFFECT   IMPACT OF PARTIAL SURRENDER
1                  Will reduce the accumulation value and may reduce the
                   specified amount.

2 Will reduce the accumulation value, but not the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the surrender value of your policy and the Premium Reserve Rider, if you have allocated premiums to the Rider. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy (including Premium Reserve Rider, if any, in policy years 1-10) indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account of both the policy and the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans (from both the Premium Reserve Rider and the policy) accrues at an effective annual rate of 5.0% in years 1-10 and 4.0% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value (of both the Premium Reserve Rider and the Policy) at a rate of 4.0% in all years, so the net cost of your policy loan is 1.0% in years 1-10 and 0.0% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

The amount of a benefit paid (the "Accelerated Benefit") under the Accelerated Benefits Riders (see section headed "Riders - Accelerated Benefits Riders") is a lien against the policy and is considered as a policy loan. Therefore, an amount equal to the Accelerated Benefit paid will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and Fixed Account in proportion to their values. That amount is transferred to the Loan Account. Interest will be credited by the Company as described above. To the extent that the Accelerated Benefit paid does not exceed the Surrender Value, interest will be charged in the same manner as described above. However, to the extent that the Accelerated Benefit exceeds the Surrender Value at the time it is paid, interest charged during each policy year is determined annually at least 30 days in advance of the beginning of a policy year and will not exceed the higher of (i) the published monthly average of the Moody's Corporate Bond Yield Average--Monthly Average Corporates (as published by Moody's Investors Service, Inc. for the calendar month ending 2 months before the beginning of the policy year), and (ii) the rate used to compute the accumulation value of the Fixed Account plus 1.0%. Please ask your financial adviser for additional details.

LAPSE AND REINSTATEMENT
If at any time

      1) the net accumulation value of the policy is insufficient to pay the monthly deduction, and

      2) the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The net accumulation value may be insufficient:

     1)   because it has been exhausted by earlier deductions;

     2)   as a result of poor investment performance;

     3)   due to partial surrenders;

     4)   due to indebtedness for policy loans; or

     5)   because of a combination of any of these factors.

If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the grace period and any Premium Reserve accumulation value (less any Premium Reserve Rider transfer load) automatically transferred at the end of the grace period is also insufficient to keep the policy in force, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the net accumulation value under the policy is insufficient to cover the monthly deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on indebtedness exceeding the accumulation value less the surrender charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current accumulation value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy includes the Premium Reserve Rider (in states where available). To the extent you have allocated premium payments to this rider, any rider accumulation value may prevent lapse of your policy. If your policy's net accumulation value is insufficient to cover the monthly deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy. If the amount in the notice is not paid to us within the grace period, we will automatically transfer to your policy any Premium Reserve Rider accumulation value (less any Premium Reserve Rider transfer load) on the day the grace period ends. If after such transfer, your policy's net accumulation value is sufficient to cover the monthly deductions then due, your policy will not lapse. As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider and, therefore, the amount of the rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

     1)   it has not been surrendered;

     2)   there is an application for reinstatement in writing;

     3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

     4) we receive a payment sufficient to keep your policy in force for at least two months; and

     5) any accrued loan interest is paid and any remaining indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the monthly anniversary day on or next following the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years.
Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit. In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

In the case of an "employer-owned life insurance contract" as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is "highly compensated" within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner's account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company and its subsidiaries are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of the Separate Account or the Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, and The Lincoln

National Life Insurance Company, as well as the supplemental consolidated financial statements for Lincoln Life, are located in the SAI.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                               Contents of the SAI

GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting Firm
   Accounting Services
   Checkbook Service for Disbursements
POLICY INFORMATION
   Case Exceptions
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M
1933 Act Registration No. 333-145090
1940 Act Registration No. 811-08557

                                End of Prospectus

                    STATEMENT OF ADDITIONAL INFORMATION (SAI)

                            Dated September 27, 2007
                Relating to Prospectus Dated September 27, 2007 for

                       Lincoln Momentum VULONE2007 product

        Lincoln Life Flexible Premium Variable Life Account M, Registrant

             The Lincoln National Life Insurance Company, Depositor

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Customer Service Center
One Granite Place
Concord, New Hampshire 03301

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln Momentum VULONE2007 product prospectus.

                          TABLE OF CONTENTS OF THE SAI

CONTENTS                                                                  PAGE
--------                                                                  ----
GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting Firm
   Accounting Services
   Checkbook Service for Disbursements
POLICY INFORMATION
   Case Exceptions
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferrment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account                                                        M-1
   Company                                                                 S-1

GENERAL INFORMATION

Lincoln Life

The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our") (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC, the parent company of Lincoln Life. On April 2, 2007, Jefferson-Pilot Life Insurance Company ("JPLife"), one of the insurance companies which became a subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. In addition, on July 2, 2007, Jefferson Pilot Financial Insurance Company ("JPFIC") also one of the insurance companies which became a subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. As a result of the two mergers, the assets and liabilities of JPLife and of JPFIC became part of the assets and liabilities of Lincoln Life. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information have not changed as a result of either merger.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.

Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments. The state insurance departments would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

If an owner objects, his or her policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the insured. The owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion. The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current policy on the date of the conversion.

Principal Underwriter

Lincoln Life, 1300 S. Clinton Street, Fort Wayne, IN 46802, is the principal underwriter for the policies, which are offered continuously. Lincoln Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies. Lincoln Life received $12,745,072 in 2006, $15,506,380 in 2005, and $8,792,957 in 2004
for the sale of policies offered through the Separate Account. Lincoln Life retains no underwriting commissions from the sale of the policies.

On and after May 1, 2007, this product may also be distributed by Lincoln Financial Distributors, Inc., One Granite Place, Concord, New Hampshire 03301

Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.

Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS
OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE
ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SERVICES

Independent Registered Public Accounting Firm

The financial statements of the Separate Account and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, The Lincoln National Life Insurance Company, as well as the supplemental consolidated financial statements for Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $5,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately-even a check for the entire amount.

POLICY INFORMATION

Case Exceptions

This policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

Assignment

While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such indebtedness after we have received any assignment.

Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

Transfer of Ownership

As long as the insured is living, you may transfer all of your rights in the policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of ownership prior to its effective date. The transfer of ownership, or revocation of transfer, will not take effect until recorded by us. Once we have recorded the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.

On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the policy. Unless you direct us otherwise, with the consent of any assignee recorded with us, a transfer will not affect the interest of any beneficiary designated prior to the effective date of transfer.

Beneficiary

The beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while the insured is living, except when we have received an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has specifically requested not to reserve the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will not be effective until recorded by us. Once we have recorded the change of beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date recorded.

If any beneficiary dies before the insured, the beneficiary's potential interest shall pass to any surviving beneficiaries in the appropriate beneficiary class, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

Right to Convert Contract

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Change of Plan

Your policy may be exchanged for another policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met. Your request for exchange must be in writing.

The Company may not make an offer to you to exchange your policy without obtaining required regulatory approvals.

Settlement Options

Proceeds will be paid in a lump sum unless you choose a settlement option we make available.

Deferment of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay premiums on policies with us.

Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase (in accordance with state law).

Misstatement of Age or Sex

If the age or sex of the insured has been misstated, benefits will be those which would have been purchased at the correct age and sex.

Suicide

If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date any increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.

PERFORMANCE DATA

Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

-    an annual reduction for fund management fees and expenses, and

- a policy level mortality and expense charge applied on a daily equivalent basis, but

- no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV

Where:  P = a hypothetical initial purchase payment of $1,000

        T = average annual total return for the period in question

        N = number of years

      ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the policy owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, and The Lincoln National Life Insurance Company, as well as supplemental consolidated financial statements for Lincoln Life follow.

              LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                              CONTRACT                     CONTRACT       GUARANTEE
                                                              PURCHASES                   REDEMPTIONS      CHARGES
                                                              DUE FROM                      DUE TO       PAYABLE TO
                                                             THE LINCOLN                  THE LINCOLN    THE LINCOLN
                                                            NATIONAL LIFE                NATIONAL LIFE  NATIONAL LIFE
                                                              INSURANCE                    INSURANCE      INSURANCE
SUBACCOUNT                                     INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY        COMPANY      NET ASSETS
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                  $20,549,273     $    --     $ 20,549,273     $ 3,159         $1,341     $20,544,773
AIM V.I. Core Equity                            23,825,333       8,591       23,833,924          --          1,548      23,832,376
AIM V.I. Diversified Income                        707,128          26          707,154          --             47         707,107
AIM V.I. International Growth                    9,771,292          --        9,771,292       4,062            636       9,766,594
ABVPSF Global Technology Class A                 1,680,221         113        1,680,334          --            102       1,680,232
ABVPSF Growth and Income Class A                16,119,616       1,013       16,120,629          --            980      16,119,649
ABVPSF International Value Class A               1,573,016      17,816        1,590,832          --             86       1,590,746
ABVPSF Large Cap Growth Class A                  2,167,829          47        2,167,876          --            139       2,167,737
ABVPSF Small/Mid Cap Value Class A              10,122,052         788       10,122,840          --            594      10,122,246
American Century VP Inflation Protection         5,599,204       6,134        5,605,338          --            306       5,605,032
American Funds Global Growth Class 2             6,934,452      24,987        6,959,439          --            382       6,959,057
American Funds Global Small Capitalization
   Class 2                                      25,051,351      70,997       25,122,348          --          1,535      25,120,813
American Funds Growth Class 2                   99,945,738      54,946      100,000,684          --          6,108      99,994,576
American Funds Growth-Income Class 2            81,401,374      58,837       81,460,211          --          4,986      81,455,225
American Funds International Class 2            41,720,211      15,840       41,736,051          --          2,470      41,733,581
Baron Capital Asset                              6,186,016       3,708        6,189,724          --            405       6,189,319
Delaware VIPT Capital Reserves                     120,706           2          120,708          --              7         120,701
Delaware VIPT Diversified Income                 7,666,266       2,866        7,669,132          --            411       7,668,721
Delaware VIPT Emerging Markets                  18,037,425          --       18,037,425      42,596          1,077      17,993,752
Delaware VIPT High Yield                        13,083,038      16,606       13,099,644          --            785      13,098,859
Delaware VIPT REIT                              28,710,805      12,340       28,723,145          --          1,729      28,721,416
Delaware VIPT Small Cap Value                   43,404,051      17,863       43,421,914          --          2,720      43,419,194
Delaware VIPT Trend                             22,247,456       7,182       22,254,638          --          1,400      22,253,238
Delaware VIPT U.S. Growth                          807,882           3          807,885          --             49         807,836
Delaware VIPT Value                             13,838,909          --       13,838,909       4,788            837      13,833,284
DWS VIP Equity 500 Index                        59,474,887      28,243       59,503,130          --          3,718      59,499,412
DWS VIP Small Cap Index                         13,982,588       9,293       13,991,881          --            861      13,991,020
Fidelity VIP Asset Manager                         748,501          --          748,501           2             49         748,450
Fidelity VIP Contrafund Service Class           48,392,378      28,691       48,421,069          --          2,917      48,418,152
Fidelity VIP Equity-Income                       5,406,765          --        5,406,765         847            357       5,405,561
Fidelity VIP Equity-Income Service Class         7,598,876         264        7,599,140          --            474       7,598,666
Fidelity VIP Growth Service Class                7,521,088      11,047        7,532,135          --            478       7,531,657
Fidelity VIP Growth Opportunities Service
   Class                                         3,878,875         243        3,879,118          --            250       3,878,868
Fidelity VIP High Income Service Class           1,610,857          30        1,610,887          --            107       1,610,780
Fidelity VIP Investment Grade Bond               2,657,028          --        2,657,028       4,062            175       2,652,791
Fidelity VIP Mid Cap Service Class               3,364,609       4,385        3,368,994          --            171       3,368,823
Fidelity VIP Overseas Service Class              4,818,840       1,168        4,820,008          --            281       4,819,727
FTVIPT Franklin Income Securities                  739,216      18,206          757,422          --             41         757,381
FTVIPT Franklin Small-Mid Cap Growth
   Securities                                    7,237,749       7,226        7,244,975          --            430       7,244,545
FTVIPT Mutual Shares Securities                    730,516      12,212          742,728          --             44         742,684
FTVIPT Templeton Foreign Securities              4,008,495          --        4,008,495          30            263       4,008,202
FTVIPT Templeton Foreign Securities Class 2      7,279,854       2,872        7,282,726          --            477       7,282,249
FTVIPT Templeton Global Asset Allocation           982,917          --          982,917          --             65         982,852
FTVIPT Templeton Global Income Securities        1,441,692         292        1,441,984          --             68       1,441,916
FTVIPT Templeton Growth Securities               9,688,264       5,949        9,694,213          --            589       9,693,624
FTVIPT Templeton Growth Securities Class 2       4,985,097       2,667        4,987,764          --            321       4,987,443
Janus Aspen Series Balanced                     12,510,147         457       12,510,604          --            826      12,509,778
Janus Aspen Series Balanced Service Shares       6,790,280       3,313        6,793,593          --            432       6,793,161
Janus Aspen Series Global Technology Service
   Shares                                        1,481,302         143        1,481,445          --             97       1,481,348

See accompanying notes.

                                                                                                       MORTALITY &
                                                                                                         EXPENSE
                                                            CONTRACT                     CONTRACT       GUARANTEE
                                                            PURCHASES                   REDEMPTIONS      CHARGES
                                                            DUE FROM                      DUE TO       PAYABLE TO
                                                           THE LINCOLN                  THE LINCOLN    THE LINCOLN
                                                          NATIONAL LIFE                NATIONAL LIFE  NATIONAL LIFE
                                                            INSURANCE                    INSURANCE      INSURANCE
SUBACCOUNT                                   INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY        COMPANY      NET ASSETS
--------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Mid Cap Growth Service
   Shares                                    $ 3,516,219     $    763     $ 3,516,982     $    --         $  225     $ 3,516,757
Janus Aspen Series Worldwide Growth           14,353,979        9,074      14,363,053          --            926      14,362,127
Janus Aspen Series Worldwide Growth Service
   Shares                                      3,431,225            7       3,431,232          --            224       3,431,008
Lincoln VIPT Aggressive Growth                   527,665          283         527,948          --             32         527,916
Lincoln VIPT Aggressive Profile                1,282,324          329       1,282,653          --             63       1,282,590
Lincoln VIPT Bond                             49,000,318       27,197      49,027,515          --          3,006      49,024,509
Lincoln VIPT Capital Appreciation              5,810,734           --       5,810,734       3,745            367       5,806,622
Lincoln VIPT Conservative Profile                137,801       24,094         161,895          --              7         161,888
Lincoln VIPT Core                                167,593           --         167,593          --              8         167,585
Lincoln VIPT Equity-Income                     5,842,382          296       5,842,678          --            370       5,842,308
Lincoln VIPT Global Asset Allocation           2,165,921           95       2,166,016          --            132       2,165,884
Lincoln VIPT Growth                               66,781          155          66,936          --              3          66,933
Lincoln VIPT Growth and Income                   648,027          129         648,156          --             31         648,125
Lincoln VIPT Growth Opportunities                 79,073           46          79,119          --              4          79,115
Lincoln VIPT International                    19,400,441       12,321      19,412,762          --          1,155      19,411,607
Lincoln VIPT Moderate Profile                 10,300,750          413      10,301,163          --            478      10,300,685
Lincoln VIPT Moderately Aggressive Profile     7,543,085           --       7,543,085      76,309            354       7,466,422
Lincoln VIPT Money Market                     40,724,127      352,978      41,077,105          --          2,459      41,074,646
Lincoln VIPT Social Awareness                  3,601,790          762       3,602,552          --            218       3,602,334
M Fund Brandes International Equity            2,222,942       24,308       2,247,250          --            106       2,247,144
M Fund Business Opportunity Value                874,157        7,101         881,258          --             39         881,219
M Fund Frontier Capital Appreciation             784,509       11,354         795,863          --             39         795,824
M Fund Turner Core Growth                      1,075,889        8,634       1,084,523          --             52       1,084,471
MFS VIT Capital Opportunities                    902,325          120         902,445          --             57         902,388
MFS VIT Emerging Growth                       11,754,297           --      11,754,297      18,641            761      11,734,895
MFS VIT Total Return                          28,573,600       18,105      28,591,705          --          1,808      28,589,897
MFS VIT Utilities                             19,708,412        8,500      19,716,912          --          1,244      19,715,668
NB AMT Mid-Cap Growth                         19,402,835        5,038      19,407,873          --          1,216      19,406,657
NB AMT Partners                                2,729,712           --       2,729,712       6,024            177       2,723,511
NB AMT Regency                                10,215,699        6,260      10,221,959          --            627      10,221,332
PIMCO VIT OPCAP Global Equity                    618,064           --         618,064      26,008             41         592,015
PIMCO VIT OPCAP Managed                          810,387           --         810,387          14             53         810,320
Putnam VT Growth & Income Class IB             3,273,181           --       3,273,181          --            208       3,272,973
Putnam VT Health Sciences Class IB             2,167,449           --       2,167,449          25            140       2,167,284

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                                   DIVIDENDS
                                                     FROM        MORTALITY AND          NET
                                                  INVESTMENT        EXPENSE         INVESTMENT
SUBACCOUNT                                          INCOME     GUARANTEE CHARGES   INCOME (LOSS)
------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                     $   11,633       $(115,981)       $ (104,348)
AIM V.I. Core Equity                                 127,133        (122,351)            4,782
AIM V.I. Diversified Income                           43,123          (5,073)           38,050
AIM V.I. International Growth                         88,936         (64,990)           23,946
ABVPSF Global Technology Class A                          --         (11,973)          (11,973)
ABVPSF Growth and Income Class A                     192,895        (102,828)           90,067
ABVPSF International Value Class A                        98          (2,809)           (2,711)
ABVPSF Large Cap Growth Class A                           --         (18,176)          (18,176)
ABVPSF Small/Mid Cap Value Class A                    36,534         (63,021)          (26,487)
American Century VP Inflation Protection             165,297         (31,908)          133,389
American Funds Global Growth Class 2                  43,185         (33,301)            9,884
American Funds Global Small Capitalization
   Class 2                                           100,532        (162,902)          (62,370)
American Funds Growth Class 2                        757,215        (683,970)           73,245
American Funds Growth-Income Class 2               1,184,162        (553,372)          630,790
American Funds International Class 2                 625,108        (259,529)          365,579
Baron Capital Asset                                       --         (47,855)          (47,855)
Delaware VIPT Capital Reserves                         3,411            (556)            2,855
Delaware VIPT Diversified Income                      87,394         (40,642)           46,752
Delaware VIPT Emerging Markets                       217,669        (119,193)           98,476
Delaware VIPT High Yield                             723,848         (83,937)          639,911
Delaware VIPT REIT                                   430,810        (176,548)          254,262
Delaware VIPT Small Cap Value                         97,748        (305,244)         (207,496)
Delaware VIPT Trend                                       --        (169,825)         (169,825)
Delaware VIPT U.S. Growth                                 --          (6,226)           (6,226)
Delaware VIPT Value                                  136,695         (74,098)           62,597
DWS VIP Equity 500 Index                             674,531        (436,609)          237,922
DWS VIP Small Cap Index                               78,905         (94,049)          (15,144)
Fidelity VIP Asset Manager                            19,186          (5,869)           13,317
Fidelity VIP Contrafund Service Class                489,602        (313,920)          175,682
Fidelity VIP Equity-Income                           171,466         (41,491)          129,975
Fidelity VIP Equity-Income Service Class             215,586         (50,905)          164,681
Fidelity VIP Growth Service Class                     19,803         (56,028)          (36,225)
Fidelity VIP Growth Opportunities Service Class       26,784         (29,971)           (3,187)
Fidelity VIP High Income Service Class               119,468         (13,081)          106,387
Fidelity VIP Investment Grade Bond                   101,458         (20,456)           81,002
Fidelity VIP Mid Cap Service Class                     3,100         (12,951)           (9,851)
Fidelity VIP Overseas Service Class                   28,500         (30,735)           (2,235)
FTVIPT Franklin Income Securities                         --          (1,437)           (1,437)
FTVIPT Franklin Small-Mid Cap Growth Securities           --         (48,527)          (48,527)
FTVIPT Mutual Shares Securities                           --          (1,166)           (1,166)
FTVIPT Templeton Foreign Securities                   50,495         (29,428)           21,067
FTVIPT Templeton Foreign Securities Class 2           83,849         (55,103)           28,746
FTVIPT Templeton Global Asset Allocation              74,733          (7,844)           66,889
FTVIPT Templeton Global Income Securities             30,106          (5,873)           24,233
FTVIPT Templeton Growth Securities                   114,347         (60,237)           54,110
FTVIPT Templeton Growth Securities Class 2            59,713         (35,227)           24,486
Janus Aspen Series Balanced                          260,371         (99,081)          161,290
Janus Aspen Series Balanced Service Shares           126,558         (51,666)           74,892
Janus Aspen Series Global Technology
   Service Shares                                         --         (11,866)          (11,866)
Janus Aspen Series Mid Cap Growth
   Service Shares                                         --         (26,928)          (26,928)
Janus Aspen Series Worldwide Growth                  234,315        (104,888)          129,427
Janus Aspen Series Worldwide Growth
   Service Shares                                     50,170         (24,251)           25,919
Lincoln VIPT Aggressive Growth                            --          (3,497)           (3,497)
Lincoln VIPT Aggressive Profile                        6,013          (3,441)            2,572
Lincoln VIPT Bond                                  2,054,109        (335,666)        1,718,443
Lincoln VIPT Capital Appreciation                     10,454         (43,296)          (32,842)
Lincoln VIPT Conservative Profile                      1,743            (637)            1,106

See accompanying notes.

                                                                     DIVIDENDS                       NET CHANGE       NET INCREASE
                                                                       FROM            TOTAL        IN UNREALIZED      (DECREASE)
                                                   NET REALIZED    NET REALIZED    NET REALIZED    APPRECIATION OR    IN NET ASSETS
                                                    GAIN (LOSS)       GAIN ON       GAIN (LOSS)     DEPRECIATION        RESULTING
SUBACCOUNT                                        ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS   ON INVESTMENTS    FROM OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                       $ (103,767)     $       --      $ (103,767)       $  (48,502)      $  (256,617)
AIM V.I. Core Equity                                     4,178              --           4,178         1,857,990         1,866,950
AIM V.I. Diversified Income                             (5,577)             --          (5,577)           (9,733)           22,740
AIM V.I. International Growth                          397,532              --         397,532         1,585,965         2,007,443
ABVPSF Global Technology Class A                        58,674              --          58,674            75,314           122,015
ABVPSF Growth and Income Class A                       163,310         701,341         864,651         1,224,706         2,179,424
ABVPSF International Value Class A                      19,727             129          19,856           146,894           164,039
ABVPSF Large Cap Growth Class A                         77,086              --          77,086          (119,063)          (60,153)
ABVPSF Small/Mid Cap Value Class A                     153,680         604,028         757,708           364,894         1,096,115
American Century VP Inflation Protection                (9,305)             --          (9,305)          (65,029)           59,055
American Funds Global Growth Class 2                    82,764              --          82,764           845,893           938,541
American Funds Global Small Capitalization
   Class 2                                           1,027,196       1,123,537       2,150,733         2,326,952         4,415,315
American Funds Growth Class 2                        1,846,390         567,307       2,413,697         5,856,775         8,343,717
American Funds Growth-Income Class 2                 1,360,070       1,749,657       3,109,727         6,276,149        10,016,666
American Funds International Class 2                 1,252,297         319,863       1,572,160         4,067,050         6,004,789
Baron Capital Asset                                    402,384              --         402,384           471,701           826,230
Delaware VIPT Capital Reserves                             (18)             --             (18)              251             3,088
Delaware VIPT Diversified Income                         5,365              --           5,365           403,127           455,244
Delaware VIPT Emerging Markets                       1,413,858         460,420       1,874,278         1,703,790         3,676,544
Delaware VIPT High Yield                                48,138              --          48,138           582,744         1,270,793
Delaware VIPT REIT                                     565,131       1,436,396       2,001,527         4,337,375         6,593,164
Delaware VIPT Small Cap Value                        1,269,985       2,595,094       3,865,079         1,953,090         5,610,673
Delaware VIPT Trend                                    687,227              --         687,227           999,871         1,517,273
Delaware VIPT U.S. Growth                               30,730              --          30,730           (19,831)            4,673
Delaware VIPT Value                                    143,887         180,871         324,758         1,774,757         2,162,112
DWS VIP Equity 500 Index                             1,650,882              --       1,650,882         5,970,517         7,859,321
DWS VIP Small Cap Index                                492,838         527,871       1,020,709           909,942         1,915,507
Fidelity VIP Asset Manager                              (1,328)             --          (1,328)           32,650            44,639
Fidelity VIP Contrafund Service Class                  832,513       3,790,895       4,623,408          (389,442)        4,409,648
Fidelity VIP Equity-Income                             121,177         620,026         741,203            48,493           919,671
Fidelity VIP Equity-Income Service Class               122,589         836,036         958,625            70,293         1,193,599
Fidelity VIP Growth Service Class                       90,126              --          90,126           353,516           407,417
Fidelity VIP Growth Opportunities Service Class         27,002              --          27,002           148,283           172,098
Fidelity VIP High Income Service Class                  (3,552)             --          (3,552)           54,484           157,319
Fidelity VIP Investment Grade Bond                      (5,797)          6,075             278             6,675            87,955
Fidelity VIP Mid Cap Service Class                      (5,230)        139,968         134,738            84,190           209,077
Fidelity VIP Overseas Service Class                    166,063          22,185         188,248           484,760           670,773
FTVIPT Franklin Income Securities                        8,142              --           8,142            35,424            42,129
FTVIPT Franklin Small-Mid Cap Growth Securities        162,685              --         162,685           376,371           490,529
FTVIPT Mutual Shares Securities                            196              --             196            40,025            39,055
FTVIPT Templeton Foreign Securities                     62,403              --          62,403           622,442           705,912
FTVIPT Templeton Foreign Securities Class 2            408,540              --         408,540           864,772         1,302,058
FTVIPT Templeton Global Asset Allocation                28,043          64,640          92,683            19,682           179,254
FTVIPT Templeton Global Income Securities                6,593              --           6,593            90,062           120,888
FTVIPT Templeton Growth Securities                     269,974         281,752         551,726           996,127         1,601,963
FTVIPT Templeton Growth Securities Class 2             134,340         166,355         300,695           537,309           862,490
Janus Aspen Series Balanced                            236,319              --         236,319           787,175         1,184,784
Janus Aspen Series Balanced Service Shares             260,957              --         260,957           282,836           618,685
Janus Aspen Series Global Technology
   Service Shares                                       15,023              --          15,023           100,737           103,894
Janus Aspen Series Mid Cap Growth
   Service Shares                                      196,291              --         196,291           219,446           388,809
Janus Aspen Series Worldwide Growth                   (263,181)             --        (263,181)        2,303,041         2,169,287
Janus Aspen Series Worldwide Growth
   Service Shares                                       75,833              --          75,833           389,957           491,709
Lincoln VIPT Aggressive Growth                          18,289              --          18,289            24,044            38,836
Lincoln VIPT Aggressive Profile                            795              13             808           115,001           118,381
Lincoln VIPT Bond                                      (88,545)             --         (88,545)          126,887         1,756,785
Lincoln VIPT Capital Appreciation                     (104,222)             --        (104,222)          615,297           478,233
Lincoln VIPT Conservative Profile                          186              40             226             7,332             8,664

                                              DIVIDENDS
                                                FROM        MORTALITY AND          NET
                                             INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                     INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-------------------------------------------------------------------------------------------
Lincoln VIPT Core                            $    1,194       $    (724)        $      470
Lincoln VIPT Equity-Income                       70,959         (41,719)            29,240
Lincoln VIPT Global Asset Allocation             25,600         (13,570)            12,030
Lincoln VIPT Growth                                  --            (342)              (342)
Lincoln VIPT Growth and Income                    6,813          (2,620)             4,193
Lincoln VIPT Growth Opportunities                    --            (470)              (470)
Lincoln VIPT International                      484,549        (110,106)           374,443
Lincoln VIPT Moderate Profile                    81,889         (36,214)            45,675
Lincoln VIPT Moderately Aggressive Profile       61,008         (24,645)            36,363
Lincoln VIPT Money Market                     1,821,863        (295,543)         1,526,320
Lincoln VIPT Social Awareness                    30,415         (24,545)             5,870
M Fund Brandes International Equity              27,927         (10,487)            17,440
M Fund Business Opportunity Value                 4,171          (3,640)               531
M Fund Frontier Capital Appreciation                 --          (3,799)            (3,799)
M Fund Turner Core Growth                         6,316          (5,662)               654
MFS VIT Capital Opportunities                     3,463          (6,033)            (2,570)
MFS VIT Emerging Growth                              --         (93,628)           (93,628)
MFS VIT Total Return                            626,259        (208,437)           417,822
MFS VIT Utilities                               341,320        (130,703)           210,617
NB AMT Mid-Cap Growth                                --        (139,556)          (139,556)
NB AMT Partners                                  18,454         (20,757)            (2,303)
NB AMT Regency                                   38,847         (70,221)           (31,374)
PIMCO VIT OPCAP Global Equity                     6,222          (5,784)               438
PIMCO VIT OPCAP Managed                          13,640          (6,399)             7,241
Putnam VT Growth & Income Class IB               44,884         (22,881)            22,003
Putnam VT Health Sciences Class IB                7,059         (17,222)           (10,163)

See accompanying notes.

                                                                DIVIDENDS                        NET CHANGE       NET INCREASE
                                                                  FROM            TOTAL        IN UNREALIZED       (DECREASE)
                                              NET REALIZED    NET REALIZED    NET REALIZED    APPRECIATION OR    IN NET ASSETS
                                               GAIN (LOSS)       GAIN ON       GAIN (LOSS)      DEPRECIATION       RESULTING
SUBACCOUNT                                   ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS    ON INVESTMENTS   FROM OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Core                              $      262       $     --       $      262        $   13,965        $   14,697
Lincoln VIPT Equity-Income                        102,937        423,415          526,352            (8,835)          546,757
Lincoln VIPT Global Asset Allocation               24,913         86,154          111,067           115,808           238,905
Lincoln VIPT Growth                                (4,056)            --           (4,056)            2,257            (2,141)
Lincoln VIPT Growth and Income                        190             --              190            41,522            45,905
Lincoln VIPT Growth Opportunities                  (3,776)            --           (3,776)              983            (3,263)
Lincoln VIPT International                        352,229             --          352,229         3,165,523         3,892,195
Lincoln VIPT Moderate Profile                      29,610            313           29,923           732,912           808,510
Lincoln VIPT Moderately Aggressive Profile         37,158            186           37,344           570,631           644,338
Lincoln VIPT Money Market                              --             --               --                --         1,526,320
Lincoln VIPT Social Awareness                      79,088             --           79,088           282,559           367,517
M Fund Brandes International Equity                44,485        167,221          211,706           191,648           420,794
M Fund Business Opportunity Value                   1,577         59,148           60,725            34,041            95,297
M Fund Frontier Capital Appreciation                5,346         71,235           76,581            (9,128)           63,654
M Fund Turner Core Growth                          23,382         41,495           64,877             7,841            73,372
MFS VIT Capital Opportunities                       9,725             --            9,725            91,051            98,206
MFS VIT Emerging Growth                          (208,430)            --         (208,430)        1,070,404           768,346
MFS VIT Total Return                              307,415        839,319        1,146,734         1,301,233         2,865,789
MFS VIT Utilities                               1,166,208        648,183        1,814,391         2,565,087         4,590,095
NB AMT Mid-Cap Growth                             506,935             --          506,935         1,967,968         2,335,347
NB AMT Partners                                   141,803        284,233          426,036          (139,353)          284,380
NB AMT Regency                                    239,994        538,556          778,550           188,075           935,251
PIMCO VIT OPCAP Global Equity                      37,031         72,775          109,806            11,114           121,358
PIMCO VIT OPCAP Managed                              (460)        84,319           83,859           (23,934)           67,166
Putnam VT Growth & Income Class IB                 24,673         69,915           94,588           304,931           421,522
Putnam VT Health Sciences Class IB                 50,858             --           50,858            (1,492)           39,203

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006


                                                                             AIM V.I.                    AIM V.I.       AIM V.I.
                                                                              CAPITAL    AIM V.I. CORE  DIVERSIFIED  INTERNATIONAL
                                                                           APPRECIATION      EQUITY       INCOME         GROWTH
                                                                            SUBACCOUNT     SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                                                           -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $ 2,737,256   $        --    $ 736,082     $6,159,699
Changes From Operations:
   - Net investment income (loss)                                               (19,120)           --       33,800         (5,160)
   - Net realized gain (loss) on investments                                    (35,369)           --      (19,074)       397,124
   - Net change in unrealized appreciation or depreciation on investments       255,124            --       (1,142)       616,843
                                                                            -----------   -----------    ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              200,635            --       13,584      1,008,807
Change From Unit Transactions:
   - Contract purchases                                                         245,672            --       51,156        710,067
   - Contract withdrawals                                                      (277,669)           --     (141,535)      (629,981)
   - Contract transfers                                                        (174,186)           --      (43,194)       (64,068)
                                                                            -----------   -----------    ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                                           (206,183)           --     (133,573)        16,018
                                                                            -----------   -----------    ---------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                          (5,548)           --     (119,989)     1,024,825
                                                                            -----------   -----------    ---------     ----------
NET ASSETS AT DECEMBER 31, 2005                                               2,731,708            --      616,093      7,184,524
Changes From Operations:
   - Net investment income (loss)                                              (104,348)        4,782       38,050         23,946
   - Net realized gain (loss) on investments                                   (103,767)        4,178       (5,577)       397,532
   - Net change in unrealized appreciation or depreciation on investments       (48,502)    1,857,990       (9,733)     1,585,965
                                                                            -----------   -----------    ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             (256,617)    1,866,950       22,740      2,007,443
Change From Unit Transactions:
   - Contract purchases                                                       1,523,903     1,527,099       50,066        700,703
   - Contract withdrawals                                                    (2,136,190)   (2,064,442)     (50,419)      (783,625)
   - Contract transfers                                                      18,681,969    22,502,769       68,627        657,549
                                                                            -----------   -----------    ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                    18,069,682    21,965,426       68,274        574,627
                                                                            -----------   -----------    ---------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      17,813,065    23,832,376       91,014      2,582,070
                                                                            -----------   -----------    ---------     ----------
NET ASSETS AT DECEMBER 31, 2006                                             $20,544,773   $23,832,376    $ 707,107     $9,766,594
                                                                            ===========   ===========    =========     ==========

See accompanying notes.


                                                                           ABVPSF GLOBAL  ABVPSF GROWTH      ABVPSF
                                                                             TECHNOLOGY     AND INCOME   INTERNATIONAL
                                                                              CLASS A        CLASS A     VALUE CLASS A
                                                                             SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                                           -------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                $1,191,160    $10,058,033    $       --
Changes From Operations:
   - Net investment income (loss)                                                (8,974)        74,308            --
   - Net realized gain (loss) on investments                                     19,614        332,674            --
   - Net change in unrealized appreciation or depreciation on investments        26,940         76,004            --
                                                                             ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                               37,580        482,986            --
Change From Unit Transactions:
   - Contract purchases                                                         167,771      2,308,329            --
   - Contract withdrawals                                                       (85,602)    (1,025,034)           --
   - Contract transfers                                                          70,322        613,072            --
                                                                             ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                                            152,491      1,896,367            --
                                                                             ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         190,071      2,379,353            --
                                                                             ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2005                                               1,381,231     12,437,386            --
Changes From Operations:
   - Net investment income (loss)                                               (11,973)        90,067        (2,711)
   - Net realized gain (loss) on investments                                     58,674        864,651        19,856
   - Net change in unrealized appreciation or depreciation on investments        75,314      1,224,706       146,894
                                                                             ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              122,015      2,179,424       164,039
Change From Unit Transactions:
   - Contract purchases                                                         376,030      2,184,169       172,700
   - Contract withdrawals                                                      (206,418)    (1,212,933)      (44,253)
   - Contract transfers                                                           7,374        531,603     1,298,260
                                                                             ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                       176,986      1,502,839     1,426,707
                                                                             ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         299,001      3,682,263     1,590,746
                                                                             ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2006                                              $1,680,232    $16,119,649    $1,590,746
                                                                             ==========    ===========    ==========


                                                                                                          AMERICAN
                                                                           ABVPSF LARGE      ABVPSF       CENTURY
                                                                            CAP GROWTH   SMALL/MID CAP  VP INFLATION
                                                                             CLASS A     VALUE CLASS A   PROTECTION
                                                                            SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                                           -----------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $1,955,214    $ 5,991,252    $1,525,342
Changes From Operations:
   - Net investment income (loss)                                              (15,302)        (3,370)      116,571
   - Net realized gain (loss) on investments                                    96,488        565,539           715
   - Net change in unrealized appreciation or depreciation on investments      187,026       (156,933)      (78,461)
                                                                            ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             268,212        405,236        38,825
Change From Unit Transactions:
   - Contract purchases                                                        298,534      1,438,482     1,134,529
   - Contract withdrawals                                                     (296,106)      (660,850)     (279,966)
   - Contract transfers                                                        226,070        185,943     1,493,284
                                                                            ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                                           228,498        963,575     2,347,847
                                                                            ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        496,710      1,368,811     2,386,672
                                                                            ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2005                                              2,451,924      7,360,063     3,912,014
Changes From Operations:
   - Net investment income (loss)                                              (18,176)       (26,487)      133,389
   - Net realized gain (loss) on investments                                    77,086        757,708        (9,305)
   - Net change in unrealized appreciation or depreciation on investments     (119,063)       364,894       (65,029)
                                                                            ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             (60,153)     1,096,115        59,055
Change From Unit Transactions:
   - Contract purchases                                                        272,522      1,803,648     1,345,728
   - Contract withdrawals                                                     (192,178)      (788,456)     (442,748)
   - Contract transfers                                                       (304,378)       650,876       730,983
                                                                            ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                     (224,034)     1,666,068     1,633,963
                                                                            ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (284,187)     2,762,183     1,693,018
                                                                            ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2006                                             $2,167,737    $10,122,246    $5,605,032
                                                                            ==========    ===========    ==========

                                                                                             AMERICAN
                                                                              AMERICAN        FUNDS         AMERICAN
                                                                               FUNDS       GLOBAL SMALL      FUNDS
                                                                           GLOBAL GROWTH  CAPITALIZATION     GROWTH
                                                                              CLASS 2        CLASS 2        CLASS 2
                                                                             SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                                           ------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $  701,402      $12,718,196   $64,124,987
Changes From Operations:
   - Net investment income (loss)                                                 (364)          29,893       (21,110)
   - Net realized gain (loss) on investments                                    12,396          704,069       889,449
   - Net change in unrealized appreciation or depreciation on investments      313,439        2,654,289     9,924,600
                                                                            ----------      -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             325,471        3,388,251    10,792,939
Change From Unit Transactions:
   - Contract purchases                                                      1,230,523        2,184,005    14,747,773
   - Contract withdrawals                                                     (233,109)      (1,953,237)   (8,307,150)
   - Contract transfers                                                      1,313,050        1,730,788     3,301,474
                                                                            ----------      -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                                         2,310,464        1,961,556     9,742,097
                                                                            ----------      -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      2,635,935        5,349,807    20,535,036
                                                                            ----------      -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                                              3,337,337       18,068,003    84,660,023
Changes From Operations:
   - Net investment income (loss)                                                9,884          (62,370)       73,245
   - Net realized gain (loss) on investments                                    82,764        2,150,733     2,413,697
   - Net change in unrealized appreciation or depreciation on investments      845,893        2,326,952     5,856,775
                                                                            ----------      -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             938,541        4,415,315     8,343,717
Change From Unit Transactions:
   - Contract purchases                                                      1,688,472        2,806,249    14,945,964
   - Contract withdrawals                                                     (467,710)      (1,947,899)   (8,773,852)
   - Contract transfers                                                      1,462,417        1,779,145       818,724
                                                                            ----------      -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                    2,683,179        2,637,495     6,990,836
                                                                            ----------      -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      3,621,720        7,052,810    15,334,553
                                                                            ----------      -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                                             $6,959,057      $25,120,813   $99,994,576
                                                                            ==========      ===========   ===========

                                                          AMERICAN        AMERICAN
                                                       FUNDS GROWTH-       FUNDS                         DELAWARE
                                                           INCOME      INTERNATIONAL       BARON       VIPT CAPITAL
                                                          CLASS 2         CLASS 2      CAPITAL ASSET     RESERVES
                                                         SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $58,105,625     $17,137,258     $5,640,416       $     --
Changes From Operations:
   - Net investment income (loss)                           395,616         223,037        (45,967)           405
   - Net realized gain (loss) on investments              1,234,138         485,518        335,152             (6)
   - Net change in unrealized appreciation or
     depreciation on investments                          1,660,263       4,172,937       (151,337)          (241)
                                                        -----------     -----------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             3,290,017       4,881,492        137,848            158
Change From Unit Transactions:
   - Contract purchases                                  12,017,788       4,875,243        730,734          2,284
   - Contract withdrawals                                (6,663,132)     (2,405,983)      (777,559)        (1,359)
   - Contract transfers                                   1,782,048       5,982,211         49,323         48,258
                                                        -----------     -----------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      7,136,704       8,451,471          2,498         49,183
                                                        -----------     -----------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  10,426,721      13,332,963        140,346         49,341
                                                        -----------     -----------     ----------       --------
NET ASSETS AT DECEMBER 31, 2005                          68,532,346      30,470,221      5,780,762         49,341
Changes From Operations:
   - Net investment income (loss)                           630,790         365,579        (47,855)         2,855
   - Net realized gain (loss) on investments              3,109,727       1,572,160        402,384            (18)
   - Net change in unrealized appreciation or
     depreciation on investments                          6,276,149       4,067,050        471,701            251
                                                        -----------     -----------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       10,016,666       6,004,789        826,230          3,088
Change From Unit Transactions:
   - Contract purchases                                  10,588,456       6,502,318        654,404         63,020
   - Contract withdrawals                                (6,278,998)     (2,680,392)      (881,713)        (9,970)
   - Contract transfers                                  (1,403,245)      1,436,645       (190,364)        15,222
                                                        -----------     -----------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      2,906,213       5,258,571       (417,673)        68,272
                                                        -----------     -----------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  12,922,879      11,263,360        408,557         71,360
                                                        -----------     -----------     ----------       --------
NET ASSETS AT DECEMBER 31, 2006                         $81,455,225     $41,733,581     $6,189,319       $120,701
                                                        ===========     ===========     ==========       ========

See accompanying notes.

                                                         DELAWARE      DELAWARE
                                                           VIPT          VIPT        DELAWARE
                                                       DIVERSIFIED     EMERGING        VIPT
                                                          INCOME       MARKETS      HIGH YIELD
                                                        SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $  871,216   $ 6,330,954   $ 9,065,390
Changes From Operations:
   - Net investment income (loss)                             (930)      (48,995)      510,997
   - Net realized gain (loss) on investments                 7,964       553,596       257,496
   - Net change in unrealized appreciation or
     depreciation on investments                         (34,874)    2,060,616      (504,610)
                                                        ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         (27,840)    2,565,217       263,883
Change From Unit Transactions:
   - Contract purchases                                  1,401,547     1,711,290     2,030,685
   - Contract withdrawals                                 (329,079)   (1,172,348)   (1,410,213)
   - Contract transfers                                  2,776,809     5,646,624       107,849
                                                        ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     3,849,277     6,185,566       728,321
                                                        ----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,821,437     8,750,783       992,204
                                                        ----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                          4,692,653    15,081,737    10,057,594
Changes From Operations:
   - Net investment income (loss)                           46,752        98,476       639,911
   - Net realized gain (loss) on investments                 5,365     1,874,278        48,138
   - Net change in unrealized appreciation or
     depreciation on investments                           403,127     1,703,790       582,744
                                                        ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         455,244     3,676,544     1,270,793
Change From Unit Transactions:
   - Contract purchases                                  1,693,572     2,171,262     1,975,390
   - Contract withdrawals                                 (574,243)   (2,486,999)     (935,014)
   - Contract transfers                                  1,401,495      (448,792)      730,096
                                                        ----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     2,520,824      (764,529)    1,770,472
                                                        ----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  2,976,068     2,912,015     3,041,265
                                                        ----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                         $7,668,721   $17,993,752   $13,098,859
                                                        ==========   ===========   ===========

                                                                       DELAWARE
                                                         DELAWARE     VIPT SMALL     DELAWARE
                                                        VIPT REIT     CAP VALUE     VIPT TREND
                                                        SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $19,156,672   $32,820,027   $22,221,023
Changes From Operations:
   - Net investment income (loss)                          193,047      (139,156)     (159,255)
   - Net realized gain (loss) on investments             2,023,967     3,764,471       339,216
   - Net change in unrealized appreciation or
     depreciation on investments                        (1,269,986)     (798,916)      815,508
                                                       -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         947,028     2,826,399       995,469
Change From Unit Transactions:
   - Contract purchases                                  3,848,282     5,067,286     3,165,021
   - Contract withdrawals                               (1,732,352)   (3,245,694)   (2,441,296)
   - Contract transfers                                 (2,412,449)   (1,281,094)   (1,926,932)
                                                       -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      (296,519)      540,498    (1,203,207)
                                                       -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    650,509     3,366,897      (207,738)
                                                       -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         19,807,181    36,186,924    22,013,285
Changes From Operations:
   - Net investment income (loss)                          254,262      (207,496)     (169,825)
   - Net realized gain (loss) on investments             2,001,527     3,865,079       687,227
   - Net change in unrealized appreciation or
     depreciation on investments                         4,337,375     1,953,090       999,871
                                                       -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       6,593,164     5,610,673     1,517,273
Change From Unit Transactions:
   - Contract purchases                                  3,509,836     4,782,684     2,651,030
   - Contract withdrawals                               (2,279,152)   (5,081,900)   (2,689,740)
   - Contract transfers                                  1,090,387     1,920,813    (1,238,610)
                                                       -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     2,321,071     1,621,597    (1,277,320)
                                                       -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  8,914,235     7,232,270       239,953
                                                       -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $28,721,416   $43,419,194   $22,253,238
                                                       ===========   ===========   ===========

                                                         DELAWARE                    DWS VIP
                                                           VIPT        DELAWARE        EAFE
                                                       U.S. GROWTH    VIPT VALUE   EQUITY INDEX
                                                        SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $ 534,228    $ 4,474,824   $ 4,940,125
Changes From Operations:
   - Net investment income (loss)                          (1,361)        40,631        98,676
   - Net realized gain (loss) on investments                9,230        160,154       836,636
   - Net change in unrealized appreciation or
     depreciation on investments                           80,759         97,867      (971,006)
                                                        ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         88,628        298,652       (35,694)
Change From Unit Transactions:
   - Contract purchases                                   163,097      1,226,133       560,255
   - Contract withdrawals                                 (91,174)      (730,704)     (593,569)
   - Contract transfers                                   141,465      2,419,003    (4,871,117)
                                                        ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      213,388      2,914,432    (4,904,431)
                                                        ---------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   302,016      3,213,084    (4,940,125)
                                                        ---------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                           836,244      7,687,908            --
Changes From Operations:
   - Net investment income (loss)                          (6,226)        62,597            --
   - Net realized gain (loss) on investments               30,730        324,758            --
   - Net change in unrealized appreciation or
     depreciation on investments                          (19,831)     1,774,757            --
                                                        ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                          4,673      2,162,112            --
Change From Unit Transactions:
   - Contract purchases                                   149,013      2,042,852            --
   - Contract withdrawals                                (151,755)    (1,011,025)           --
   - Contract transfers                                   (30,339)     2,951,437            --
                                                        ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      (33,081)     3,983,264            --
                                                        ---------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (28,408)     6,145,376            --
                                                        ---------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                         $ 807,836    $13,833,284   $        --
                                                        =========    ===========   ===========


                                                        DWS VIP      DWS VIP    FIDELITY VIP  FIDELITY VIP
                                                         EQUITY     SMALL CAP       ASSET       CONTRAFUND
                                                       500 INDEX      INDEX        MANAGER    SERVICE CLASS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $58,157,558  $10,954,179   $ 854,036    $24,995,490
Changes From Operations:
   - Net investment income (loss)                         428,329      (16,354)     15,197       (170,793)
   - Net realized gain (loss) on investments              984,177      886,630     (11,992)       648,220
   - Net change in unrealized appreciation or
     depreciation on investments                          711,363     (485,509)     18,929      4,142,203
                                                      -----------  -----------   ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           2,123,869      384,767      22,134      4,619,630
Change From Unit Transactions:
   - Contract purchases                                 7,575,799    2,171,070     105,380      6,426,234
   - Contract withdrawals                              (7,645,149)  (1,151,902)   (180,260)    (4,105,774)
   - Contract transfers                                (2,989,815)  (1,122,904)    (66,588)     4,949,748
                                                      -----------  -----------   ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (3,059,165)    (103,736)   (141,468)     7,270,208
                                                      -----------  -----------   ---------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (935,296)     281,031    (119,334)    11,889,838
                                                      -----------  -----------   ---------    -----------
NET ASSETS AT DECEMBER 31, 2005                        57,222,262   11,235,210     734,702     36,885,328
Changes From Operations:
   - Net investment income (loss)                         237,922      (15,144)     13,317        175,682
   - Net realized gain (loss) on investments            1,650,882    1,020,709      (1,328)     4,623,408
   - Net change in unrealized appreciation or
     depreciation on investments                        5,970,517      909,942      32,650       (389,442)
                                                      -----------  -----------   ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           7,859,321    1,915,507      44,639      4,409,648
Change From Unit Transactions:
   - Contract purchases                                 5,946,918    1,639,149      81,627      7,464,266
   - Contract withdrawals                              (7,269,968)  (1,170,537)    (93,981)    (4,826,835)
   - Contract transfers                                (4,259,121)     371,691     (18,537)     4,485,745
                                                      -----------  -----------   ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (5,582,171)     840,303     (30,891)     7,123,176
                                                      -----------  -----------   ---------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 2,277,150    2,755,810      13,748     11,532,824
                                                      -----------  -----------   ---------    -----------
NET ASSETS AT DECEMBER 31, 2006                       $59,499,412  $13,991,020   $ 748,450    $48,418,152
                                                      ===========   ===========   =========    ===========

See accompanying notes.

                                                                                                  FIDELITY VIP
                                                      FIDELITY VIP   FIDELITY VIP   FIDELITY VIP     GROWTH      FIDELITY VIP
                                                         EQUITY-    EQUITY-INCOME     GROWTH      OPPORTUNITIES  HIGH INCOME
                                                         INCOME     SERVICE CLASS  SERVICE CLASS  SERVICE CLASS SERVICE CLASS
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $5,437,053    $4,987,854     $6,473,006     $ 4,435,752   $ 2,754,143
Changes From Operations:
   - Net investment income (loss)                          42,486        35,395        (26,137)          1,800       308,237
   - Net realized gain (loss) on investments              214,670       280,939         24,276         (13,879)      (11,351)
   - Net change in unrealized appreciation or
     depreciation on investments                            3,354       (12,145)       309,787         348,173      (290,857)
                                                       ----------    ----------     ----------     -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             260,510       304,189        307,926         336,094         6,029
Change From Unit Transactions:
   - Contract purchases                                   441,506       953,584      1,125,762         455,346       234,818
   - Contract withdrawals                                (631,460)     (479,924)      (860,480)       (514,175)     (292,916)
   - Contract transfers                                   (54,266)      395,667         12,424        (133,994)     (987,303)
                                                       ----------    ----------     ----------     -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     (244,220)      869,327        277,706        (192,823)   (1,045,401)
                                                       ----------    ----------     ----------     -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    16,290     1,173,516        585,632         143,271    (1,039,372)
                                                       ----------    ----------     ----------     -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         5,453,343     6,161,370      7,058,638       4,579,023     1,714,771
Changes From Operations:
   - Net investment income (loss)                         129,975       164,681        (36,225)         (3,187)      106,387
   - Net realized gain (loss) on investments              741,203       958,625         90,126          27,002        (3,552)
   - Net change in unrealized appreciation or
     depreciation on investments                           48,493        70,293        353,516         148,283        54,484
                                                       ----------    ----------     ----------     -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             919,671     1,193,599        407,417         172,098       157,319
Change From Unit Transactions:
   - Contract purchases                                   371,241       775,755      1,080,587         422,162       181,734
   - Contract withdrawals                                (764,922)     (551,218)      (620,138)     (1,234,862)     (194,078)
   - Contract transfers                                  (573,772)       19,160       (394,847)        (59,553)     (248,966)
                                                       ----------    ----------     ----------     -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     (967,453)      243,697         65,602        (872,253)     (261,310)
                                                       ----------    ----------     ----------     -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (47,782)    1,437,296        473,019        (700,155)     (103,991)
                                                       ----------    ----------     ----------     -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $5,405,561    $7,598,666     $7,531,657     $ 3,878,868   $ 1,610,780
                                                       ==========    ==========     ==========     ===========   ===========

                                                                                                    FTVIPT
                                                      FIDELITY VIP   FIDELITY VIP   FIDELITY VIP   FRANKLIN
                                                       INVESTMENT      MID CAP       OVERSEAS       INCOME
                                                       GRADE BOND   SERVICE CLASS  SERVICE CLASS  SECURITIES
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $2,678,797    $       --     $1,861,724     $     --
Changes From Operations:
   - Net investment income (loss)                          76,881        (1,652)        (5,859)          --
   - Net realized gain (loss) on investments               64,095         3,909        120,433           --
   - Net change in unrealized appreciation or
     depreciation on investments                         (103,374)       59,896        315,623           --
                                                       ----------    ----------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              37,602        62,153        430,197           --
Change From Unit Transactions:
   - Contract purchases                                   249,830       358,033        685,408           --
   - Contract withdrawals                                (311,576)      (45,790)      (280,553)          --
   - Contract transfers                                   (42,079)      551,581        615,309           --
                                                       ----------    ----------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     (103,825)      863,824      1,020,164           --
                                                       ----------    ----------     ----------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (66,223)      925,977      1,450,361           --
                                                       ----------    ----------     ----------     --------
NET ASSETS AT DECEMBER 31, 2005                         2,612,574       925,977      3,312,085           --
Changes From Operations:
   - Net investment income (loss)                          81,002        (9,851)        (2,235)      (1,437)
   - Net realized gain (loss) on investments                  278       134,738        188,248        8,142
   - Net change in unrealized appreciation or
     depreciation on investments                            6,675        84,190        484,760       35,424
                                                       ----------    ----------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              87,955       209,077        670,773       42,129
Change From Unit Transactions:
   - Contract purchases                                   202,666     1,307,785        881,349      262,048
   - Contract withdrawals                                (293,368)     (230,919)      (383,074)     (24,088)
   - Contract transfers                                    42,964     1,156,903        338,594      477,292
                                                       ----------    ----------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      (47,738)    2,233,769        836,869      715,252
                                                       ----------    ----------     ----------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    40,217     2,442,846      1,507,642      757,381
                                                       ----------    ----------     ----------     --------
NET ASSETS AT DECEMBER 31, 2006                        $2,652,791    $3,368,823     $4,819,727     $757,381
                                                       ==========    ==========     ==========     ========

                                                      FTVIPT FRANKLIN                   FTVIPT          FTVIPT
                                                       SMALL-MID CAP   FTVIPT MUTUAL   TEMPLETON       TEMPLETON
                                                          GROWTH          SHARES        FOREIGN         FOREIGN
                                                        SECURITIES      SECURITIES    SECURITIES  SECURITIES CLASS 2
                                                        SUBACCOUNT      SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                            $4,494,761      $     --     $3,557,383      $ 6,633,509
Changes From Operations:
   - Net investment income (loss)                           (37,531)           --         16,725           25,219
   - Net realized gain (loss) on investments                135,881            --        (18,062)         161,160
   - Net change in unrealized appreciation or
     depreciation on investments                            154,456            --        316,390          439,005
                                                         ----------      --------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                               252,806            --        315,053          625,384
Change From Unit Transactions:
   - Contract purchases                                   1,248,579            --        302,934          776,316
   - Contract withdrawals                                  (585,800)           --       (366,950)        (876,514)
   - Contract transfers                                     627,375            --       (294,291)        (165,905)
                                                         ----------      --------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      1,290,154            --       (358,307)        (266,103)
                                                         ----------      --------     ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   1,542,960            --        (43,254)         359,281
                                                         ----------      --------     ----------      -----------
NET ASSETS AT DECEMBER 31, 2005                           6,037,721            --      3,514,129        6,992,790
Changes From Operations:
   - Net investment income (loss)                           (48,527)       (1,166)        21,067           28,746
   - Net realized gain (loss) on investments                162,685           196         62,403          408,540
   - Net change in unrealized appreciation or
     depreciation on investments                            376,371        40,025        622,442          864,772
                                                         ----------      --------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                               490,529        39,055        705,912        1,302,058
Change From Unit Transactions:
   - Contract purchases                                   1,221,396       220,751        264,103          683,910
   - Contract withdrawals                                  (550,254)      (23,183)      (495,805)      (1,325,112)
   - Contract transfers                                      45,153       506,061         19,863         (371,397)
                                                         ----------      --------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                        716,295       703,629       (211,839)      (1,012,599)
                                                         ----------      --------     ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   1,206,824       742,684        494,073          289,459
                                                         ----------      --------     ----------      -----------
NET ASSETS AT DECEMBER 31, 2006                          $7,244,545      $742,684     $4,008,202      $ 7,282,249
                                                         ==========      ========     ==========      ===========

See accompanying notes.

                                                         FTVIPT        FTVIPT        FTVIPT          FTVIPT
                                                        TEMPLETON     TEMPLETON     TEMPLETON       TEMPLETON
                                                      GLOBAL ASSET  GLOBAL INCOME    GROWTH          GROWTH          JANUS ASPEN
                                                       ALLOCATION    SECURITIES    SECURITIES  SECURITIES CLASS 2  SERIES BALANCED
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $ 898,836     $       --   $5,700,642       $3,879,934       $13,708,028
Changes From Operations:
   - Net investment income (loss)                          30,180             78       24,316           13,988           192,308
   - Net realized gain (loss) on investments               15,826             (4)     184,870           77,854            47,176
   - Net change in unrealized appreciation or
     depreciation on investments                          (18,686)         6,175      287,527          229,531           642,678
                                                        ---------     ----------   ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              27,320          6,249      496,713          321,373           882,162
Change From Unit Transactions:
   - Contract purchases                                    44,467        109,848    1,383,291          309,097         1,366,815
   - Contract withdrawals                                (136,795)       (11,826)    (913,464)        (395,511)       (1,863,829)
   - Contract transfers                                   120,997        570,857      360,641          189,313          (987,217)
                                                        ---------     ----------   ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       28,669        668,879      830,468          102,899        (1,484,231)
                                                        ---------     ----------   ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    55,989        675,128    1,327,181          424,272          (602,069)
                                                        ---------     ----------   ----------       ----------       -----------
NET ASSETS AT DECEMBER 31, 2005                           954,825        675,128    7,027,823        4,304,206        13,105,959
Changes From Operations:
   - Net investment income (loss)                          66,889         24,233       54,110           24,486           161,290
   - Net realized gain (loss) on investments               92,683          6,593      551,726          300,695           236,319
   - Net change in unrealized appreciation or
     depreciation on investments                           19,682         90,062      996,127          537,309           787,175
                                                        ---------     ----------   ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             179,254        120,888    1,601,963          862,490         1,184,784
Change From Unit Transactions:
   - Contract purchases                                    53,767        443,507    1,377,332          247,625         1,262,380
   - Contract withdrawals                                 (72,623)       (69,163)    (896,063)        (450,545)       (2,597,321)
   - Contract transfers                                  (132,371)       271,556      582,569           23,667          (446,024)
                                                        ---------     ----------   ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     (151,227)       645,900    1,063,838         (179,253)       (1,780,965)
                                                        ---------     ----------   ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    28,027        766,788    2,665,801          683,237          (596,181)
                                                        ---------     ----------   ----------       ----------       -----------
NET ASSETS AT DECEMBER 31, 2006                         $ 982,852     $1,441,916   $9,693,624       $4,987,443       $12,509,778
                                                        =========     ==========   ==========       ==========       ===========

                                                                         JANUS ASPEN     JANUS ASPEN
                                                        JANUS ASPEN     SERIES GLOBAL    SERIES MID       JANUS ASPEN
                                                      SERIES BALANCED    TECHNOLOGY      CAP GROWTH    SERIES WORLDWIDE
                                                      SERVICE SHARES   SERVICE SHARES  SERVICE SHARES       GROWTH
                                                        SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $ 5,868,923      $1,524,164      $2,488,825       $14,169,637
Changes From Operations:
   - Net investment income (loss)                            87,528         (11,265)        (21,684)           77,890
   - Net realized gain (loss) on investments                108,569         (39,580)        123,792          (727,904)
   - Net change in unrealized appreciation or
     depreciation on investments                           226,175         194,339         222,134         1,277,789
                                                        -----------      ----------      ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             422,272         143,494         324,242           627,775
Change From Unit Transactions:
   - Contract purchases                                   1,085,618         252,702         521,157         1,865,040
   - Contract withdrawals                                  (638,517)       (177,686)       (270,548)       (1,881,498)
   - Contract transfers                                     368,938        (221,459)        375,972        (1,340,942)
                                                        -----------      ----------      ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                        816,039        (146,443)        626,581        (1,357,400)
                                                        -----------      ----------      ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   1,238,311          (2,949)        950,823          (729,625)
                                                        -----------      ----------      ----------       -----------
NET ASSETS AT DECEMBER 31, 2005                           7,107,234       1,521,215       3,439,648        13,440,012
Changes From Operations:
   - Net investment income (loss)                            74,892         (11,866)        (26,928)          129,427
   - Net realized gain (loss) on investments                260,957          15,023         196,291          (263,181)
   - Net change in unrealized appreciation or
     depreciation on investments                            282,836         100,737         219,446         2,303,041
                                                        -----------      ----------      ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                               618,685         103,894         388,809         2,169,287
Change From Unit Transactions:
   - Contract purchases                                     779,020         207,920         466,571         1,504,871
   - Contract withdrawals                                  (433,773)       (221,619)       (435,243)       (1,734,331)
   - Contract transfers                                  (1,278,005)       (130,062)       (343,028)       (1,017,712)
                                                        -----------      ----------      ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       (932,758)       (143,761)       (311,700)       (1,247,172)
                                                        -----------      ----------      ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    (314,073)        (39,867)         77,109           922,115
                                                        -----------      ----------      ----------       -----------
NET ASSETS AT DECEMBER 31, 2006                         $ 6,793,161      $1,481,348      $3,516,757       $14,362,127
                                                        ===========      ==========      ==========       ===========

                                                       JANUS ASPEN
                                                          SERIES
                                                        WORLDWIDE     LINCOLN VIPT  LINCOLN VIPT
                                                      GROWTH SERVICE   AGGRESSIVE    AGGRESSIVE   LINCOLN VIPT
                                                          SHARES         GROWTH       PROFILE         BOND
                                                        SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $3,398,641      $305,886     $       --   $36,532,839
Changes From Operations:
   - Net investment income (loss)                           11,268        (2,619)          (127)    1,388,965
   - Net realized gain (loss) on investments                57,967        14,042             27       467,653
   - Net change in unrealized appreciation or
     depreciation on investments                            53,927        20,060          2,447    (1,130,727)
                                                        ----------      --------     ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              123,162        31,483          2,347       725,891
Change From Unit Transactions:
   - Contract purchases                                    422,103       125,040         53,309     7,637,549
   - Contract withdrawals                                 (698,313)      (33,270)        (5,660)   (5,092,532)
   - Contract transfers                                   (190,942)      (18,791)        98,142     2,092,602
                                                        ----------      --------     ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      (467,152)       72,979        145,791     4,637,619
                                                        ----------      --------     ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (343,990)      104,462        148,138     5,363,510
                                                        ----------      --------     ----------   -----------
NET ASSETS AT DECEMBER 31, 2005                          3,054,651       410,348        148,138    41,896,349
Changes From Operations:
   - Net investment income (loss)                           25,919        (3,497)         2,572     1,718,443
   - Net realized gain (loss) on investments                75,833        18,289            808       (88,545)
   - Net change in unrealized appreciation or
     depreciation on investments                           389,957        24,044        115,001       126,887
                                                        ----------      --------     ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              491,709        38,836        118,381     1,756,785
Change From Unit Transactions:
   - Contract purchases                                    362,635       148,904        611,560     7,086,448
   - Contract withdrawals                                 (273,663)      (67,901)      (151,965)   (4,297,739)
   - Contract transfers                                   (204,324)       (2,271)       556,476     2,582,666
                                                        ----------      --------     ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      (115,352)       78,732      1,016,071     5,371,375
                                                        ----------      --------     ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    376,357       117,568      1,134,452     7,128,160
                                                        ----------      --------     ----------   -----------
NET ASSETS AT DECEMBER 31, 2006                         $3,431,008      $527,916     $1,282,590   $49,024,509
                                                        ==========      ========     ==========   ===========

See accompanying notes.

                                                      LINCOLN VIPT  LINCOLN VIPT                               LINCOLN VIPT
                                                        CAPITAL     CONSERVATIVE  LINCOLN VIPT   LINCOLN VIPT  GLOBAL ASSET
                                                      APPRECIATION    PROFILE         CORE      EQUITY-INCOME   ALLOCATION
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $ 8,028,411     $     --      $     --     $5,087,500     $1,329,816
Changes From Operations:
   - Net investment income (loss)                         (40,836)         (53)           37         20,167          7,647
   - Net realized gain (loss) on investments             (200,261)          11            10        276,544         79,326
   - Net change in unrealized appreciation or
     depreciation on investments                          476,190          797           276       (101,887)         5,362
                                                      -----------     --------      --------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             235,093          755           323        194,824         92,335
Change From Unit Transactions:
   - Contract purchases                                 1,277,883           --         1,267        469,471        390,550
   - Contract withdrawals                              (1,040,517)        (716)       (1,253)      (512,936)      (167,167)
   - Contract transfers                                (2,831,622)      40,349        18,287        (40,308)       (69,058)
                                                      -----------     --------      --------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (2,594,256)      39,633        18,301        (83,773)       154,325
                                                      -----------     --------      --------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (2,359,163)      40,388        18,624        111,051        246,660
                                                      -----------     --------      --------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2005                         5,669,248       40,388        18,624      5,198,551      1,576,476
Changes From Operations:
   - Net investment income (loss)                         (32,842)       1,106           470         29,240         12,030
   - Net realized gain (loss) on investments             (104,222)         226           262        526,352        111,067
   - Net change in unrealized appreciation or
     depreciation on investments                          615,297        7,332        13,965         (8,835)       115,808
                                                      -----------     --------      --------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             478,233        8,664        14,697        546,757        238,905
Change From Unit Transactions:
   - Contract purchases                                   760,964       18,606        50,700        511,081        322,463
   - Contract withdrawals                                (725,216)      (7,000)       (7,696)      (608,326)      (143,711)
   - Contract transfers                                  (376,607)     101,230        91,260        194,245        171,751
                                                      -----------     --------      --------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     (340,859)     112,836       134,264         97,000        350,503
                                                      -----------     --------      --------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   137,374      121,500       148,961        643,757        589,408
                                                      -----------     --------      --------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2006                       $ 5,806,622     $161,888      $167,585     $5,842,308     $2,165,884
                                                      ===========     ========      ========     ==========     ==========

                                                                    LINCOLN VIPT   LINCOLN VIPT
                                                      LINCOLN VIPT   GROWTH AND       GROWTH      LINCOLN VIPT
                                                         GROWTH        INCOME     OPPORTUNITIES  INTERNATIONAL
                                                       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $    --       $     --       $    --      $ 3,990,440
Changes From Operations:
   - Net investment income (loss)                           (36)           133            (6)         153,911
   - Net realized gain (loss) on investments                 71              1             4          204,763
   - Net change in unrealized appreciation or
     depreciation on investments                          1,568            290           353          733,683
                                                        -------       --------       -------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             1,603            424           351        1,092,357
Change From Unit Transactions:
   - Contract purchases                                  23,157          9,825         6,618        2,404,511
   - Contract withdrawals                                (2,541)        (2,288)       (1,020)      (1,123,262)
   - Contract transfers                                    (879)         3,714            54        5,089,231
                                                        -------       --------       -------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     19,737         11,251         5,652        6,370,480
                                                        -------       --------       -------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  21,340         11,675         6,003        7,462,837
                                                        -------       --------       -------      -----------
NET ASSETS AT DECEMBER 31, 2005                          21,340         11,675         6,003       11,453,277
Changes From Operations:
   - Net investment income (loss)                          (342)         4,193          (470)         374,443
   - Net realized gain (loss) on investments             (4,056)           190        (3,776)         352,229
   - Net change in unrealized appreciation or
     depreciation on investments                          2,257         41,522           983        3,165,523
                                                        -------       --------       -------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            (2,141)        45,905        (3,263)       3,892,195
Change From Unit Transactions:
   - Contract purchases                                  37,588        112,705        53,179        2,200,652
   - Contract withdrawals                                (9,519)       (23,547)       (9,108)      (1,237,213)
   - Contract transfers                                  19,665        501,387        32,304        3,102,696
                                                        -------       --------       -------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     47,734        590,545        76,375        4,066,135
                                                        -------       --------       -------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  45,593        636,450        73,112        7,958,330
                                                        -------       --------       -------      -----------
NET ASSETS AT DECEMBER 31, 2006                         $66,933       $648,125       $79,115      $19,411,607
                                                        =======       ========       =======      ===========

                                                                    LINCOLN VIPT
                                                      LINCOLN VIPT   MODERATELY   LINCOLN VIPT  LINCOLN VIPT
                                                        MODERATE     AGGRESSIVE       MONEY        SOCIAL
                                                         PROFILE       PROFILE       MARKET       AWARENESS
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $        --   $       --   $ 33,594,587   $2,299,740
Changes From Operations:
   - Net investment income (loss)                           (3,527)      (2,293)       728,084        3,767
   - Net realized gain (loss) on investments                 1,805           68             --       21,557
   - Net change in unrealized appreciation or
     depreciation on investments                            39,844       32,187             --      258,529
                                                       -----------   ----------   ------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                               38,122       29,962        728,084      283,853
Change From Unit Transactions:
   - Contract purchases                                  1,023,820    1,473,586     53,324,361      410,787
   - Contract withdrawals                                  (92,823)     (69,878)    (7,767,390)    (244,621)
   - Contract transfers                                  4,039,337      670,617    (44,503,218)     271,088
                                                       -----------   ----------   ------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     4,970,334    2,074,325      1,053,753      437,254
                                                       -----------   ----------   ------------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  5,008,456    2,104,287      1,781,837      721,107
                                                       -----------   ----------   ------------   ----------
NET ASSETS AT DECEMBER 31, 2005                          5,008,456    2,104,287     35,376,424    3,020,847
Changes From Operations:
   - Net investment income (loss)                           45,675       36,363      1,526,320        5,870
   - Net realized gain (loss) on investments                29,923       37,344             --       79,088
   - Net change in unrealized appreciation or
     depreciation on investments                           732,912      570,631             --      282,559
                                                       -----------   ----------   ------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              808,510      644,338      1,526,320      367,517
Change From Unit Transactions:
   - Contract purchases                                  1,998,877    3,594,181     46,255,766      576,835
   - Contract withdrawals                                 (552,681)    (775,130)    (9,431,292)    (350,447)
   - Contract transfers                                  3,037,523    1,898,746    (32,652,572)     (12,418)
                                                       -----------   ----------   ------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     4,483,719    4,717,797      4,171,902      213,970
                                                       -----------   ----------   ------------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  5,292,229    5,362,135      5,698,222      581,487
                                                       -----------   ----------   ------------   ----------
NET ASSETS AT DECEMBER 31, 2006                        $10,300,685   $7,466,422   $ 41,074,646   $3,602,334
                                                       ===========   ==========   ============   ==========

See accompanying notes.

                                                          M FUND        M FUND       M FUND
                                                         BRANDES       BUSINESS     FRONTIER       M FUND       MFS VIT
                                                      INTERNATIONAL  OPPORTUNITY     CAPITAL    TURNER CORE     CAPITAL
                                                         EQUITY         VALUE     APPRECIATION     GROWTH    OPPORTUNITIES
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $  390,111     $ 10,760     $217,149     $  235,873     $714,584
Changes From Operations:
   - Net investment income (loss)                           14,733        1,701       (1,904)           495         (136)
   - Net realized gain (loss) on investments                79,018       41,436       31,337          5,993       21,008
   - Net change in unrealized appreciation or
     depreciation on investments                            46,240          302        8,937         83,609      (12,984)
                                                        ----------     --------     --------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              139,991       43,439       38,370         90,097        7,888
Change From Unit Transactions:
   - Contract purchases                                    361,537      166,485       66,557         85,462       97,072
   - Contract withdrawals                                  (90,530)     (40,864)     (24,176)       (30,685)     (64,235)
   - Contract transfers                                    706,976      360,933       49,427        530,105       (7,296)
                                                        ----------     --------     --------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       977,983      486,554       91,808        584,882       25,541
                                                        ----------     --------     --------     ----------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  1,117,974      529,993      130,178        674,979       33,429
                                                        ----------     --------     --------     ----------     --------
NET ASSETS AT DECEMBER 31, 2005                          1,508,085      540,753      347,327        910,852      748,013
Changes From Operations:
   - Net investment income (loss)                           17,440          531       (3,799)           654       (2,570)
   - Net realized gain (loss) on investments               211,706       60,725       76,581         64,877        9,725
   - Net change in unrealized appreciation or
     depreciation on investments                           191,648       34,041       (9,128)         7,841       91,051
                                                        ----------     --------     --------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              420,794       95,297       63,654         73,372       98,206
Change From Unit Transactions:
   - Contract purchases                                    434,810      196,697      120,605        119,434       84,472
   - Contract withdrawals                                 (130,438)     (56,565)     (40,523)       (48,079)     (63,451)
   - Contract transfers                                     13,893      105,037      304,761         28,892       35,148
                                                        ----------     --------     --------     ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       318,265      245,169      384,843        100,247       56,169
                                                        ----------     --------     --------     ----------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    739,059      340,466      448,497        173,619      154,375
                                                        ----------     --------     --------     ----------     --------
NET ASSETS AT DECEMBER 31, 2006                         $2,247,144     $881,219     $795,824     $1,084,471     $902,388
                                                        ==========     ========     ========     ==========     ========


                                                        MFS VIT      MFS VIT                   NB AMT
                                                       EMERGING       TOTAL       MFS VIT      MID-CAP
                                                        GROWTH       RETURN      UTILITIES     GROWTH
                                                      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $12,532,454  $22,546,236  $10,778,886  $13,727,168
Changes From Operations:
   - Net investment income (loss)                         (92,678)     276,738      (24,892)    (111,644)
   - Net realized gain (loss) on investments             (474,442)   1,179,108      486,467      264,367
   - Net change in unrealized appreciation or
     depreciation on investments                        1,499,863     (951,512)   1,576,275    1,665,843
                                                      -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             932,743      504,334    2,037,850    1,818,566
Change From Unit Transactions:
   - Contract purchases                                 1,623,626    4,306,710    1,631,500    2,405,729
   - Contract withdrawals                              (1,669,386)  (2,735,869)  (1,712,355)  (2,265,992)
   - Contract transfers                                (1,067,667)   1,256,960    3,696,969      667,623
                                                      -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (1,113,427)   2,827,801    3,616,114      807,360
                                                      -----------  -----------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (180,684)   3,332,135    5,653,964    2,625,926
                                                      -----------  -----------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2005                        12,351,770   25,878,371   16,432,850   16,353,094
Changes From Operations:
   - Net investment income (loss)                         (93,628)     417,822      210,617     (139,556)
   - Net realized gain (loss) on investments             (208,430)   1,146,734    1,814,391      506,935
   - Net change in unrealized appreciation or
     depreciation on investments                        1,070,404    1,301,233    2,565,087    1,967,968
                                                      -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                             768,346    2,865,789    4,590,095    2,335,347
Change From Unit Transactions:
   - Contract purchases                                 1,272,442    3,733,278    1,810,426    2,793,671
   - Contract withdrawals                              (1,615,748)  (3,329,048)  (2,284,830)  (2,102,565)
   - Contract transfers                                (1,041,915)    (558,493)    (832,873)      27,110
                                                      -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (1,385,221)    (154,263)  (1,307,277)     718,216
                                                      -----------  -----------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (616,875)   2,711,526    3,282,818    3,053,563
                                                      -----------  -----------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2006                       $11,734,895  $28,589,897  $19,715,668  $19,406,657
                                                      ===========  ===========  ===========  ===========

                                                                                 PIMCO VIT     PIMCO VIT
                                                        NB AMT      NB AMT         OPCAP         OPCAP
                                                       PARTNERS     REGENCY    GLOBAL EQUITY    MANAGED
                                                      SUBACCOUNT  SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $1,544,444  $ 5,797,497     $ 746,862     $830,474
Changes From Operations:
   - Net investment income (loss)                          5,706      (46,393)       (3,256)       2,985
   - Net realized gain (loss) on investments              71,194      738,551        16,677       31,193
   - Net change in unrealized appreciation or
     depreciation on investments                         248,988       64,212        29,969          200
                                                      ----------  -----------     ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            325,888      756,370        43,390       34,378
Change From Unit Transactions:
   - Contract purchases                                  228,168    1,272,950        81,550       54,845
   - Contract withdrawals                               (201,672)    (776,637)     (115,652)     (86,166)
   - Contract transfers                                  683,898    1,315,050       (29,574)     (44,214)
                                                      ----------  -----------     ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     710,394    1,811,363       (63,676)     (75,535)
                                                      ----------  -----------     ---------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                1,036,282    2,567,733       (20,286)     (41,157)
                                                      ----------  -----------     ---------     --------
NET ASSETS AT DECEMBER 31, 2005                        2,580,726    8,365,230       726,576      789,317
Changes From Operations:
   - Net investment income (loss)                         (2,303)     (31,374)          438        7,241
   - Net realized gain (loss) on investments             426,036      778,550       109,806       83,859
   - Net change in unrealized appreciation or
     depreciation on investments                        (139,353)     188,075        11,114      (23,934)
                                                      ----------  -----------     ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            284,380      935,251       121,358       67,166
Change From Unit Transactions:
   - Contract purchases                                  275,671    1,245,454        62,416       50,343
   - Contract withdrawals                               (396,901)    (890,921)     (301,590)     (84,171)
   - Contract transfers                                  (20,365)     566,318       (16,745)     (12,335)
                                                      ----------  -----------     ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    (141,595)     920,851      (255,919)     (46,163)
                                                      ----------  -----------     ---------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  142,785    1,856,102      (134,561)      21,003
                                                      ----------  -----------     ---------     --------
NET ASSETS AT DECEMBER 31, 2006                       $2,723,511  $10,221,332     $ 592,015     $810,320
                                                      ==========  ===========     =========     ========

See accompanying notes.

                                                       PUTNAM VT   PUTNAM VT
                                                       GROWTH &     HEALTH
                                                        INCOME     SCIENCES
                                                       CLASS IB    CLASS IB
                                                      SUBACCOUNT  SUBACCOUNT
----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,448,475  $1,233,697
Changes From Operations:
   - Net investment income (loss)                         19,821     (11,584)
   - Net realized gain (loss) on investments              68,479      38,482
   - Net change in unrealized appreciation or
     depreciation on investments                          29,355     150,057
                                                      ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            117,655     176,955
Change From Unit Transactions:
   - Contract purchases                                  258,076     175,805
   - Contract withdrawals                               (142,395)   (255,543)
   - Contract transfers                                   46,820     959,281
                                                      ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     162,501     879,543
                                                      ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  280,156   1,056,498
                                                      ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        2,728,631   2,290,195
Changes From Operations:
   - Net investment income (loss)                         22,003     (10,163)
   - Net realized gain (loss) on investments              94,588      50,858
   - Net change in unrealized appreciation or
     depreciation on investments                         304,931      (1,492)
                                                      ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            421,522      39,203
Change From Unit Transactions:
   - Contract purchases                                  249,563     162,260
   - Contract withdrawals                               (170,185)   (216,048)
   - Contract transfers                                   43,442    (108,326)
                                                      ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     122,820    (162,114)
                                                      ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  544,342    (122,911)
                                                      ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $3,272,973  $2,167,284
                                                      ==========  ==========

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of the Company. The Variable Account consists of fourteen variable universal life (VUL) products which are listed below.

VUL I
VUL-CV
VUL-CV II and VUL-CV II Elite
VUL-CV III
VUL-CV IV
VUL-DB and VUL-DB Elite
VUL-DB II
VUL-DB IV
VUL-FLEX
VUL-Money Guard
VUL(ONE)
Momentum VUL(ONE)
VUL(ONE) 2005
Momentum VUL(ONE) 2005

The assets of the Variable Account are owned by the Company. The portion of the Variable AccountOs assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Jefferson Pilot Life Insurance Company and Jefferson Pilot Financial Insurance Company will merge into The Lincoln National Life Insurance Company. The merger will not affect the assets and liabilities of Lincoln Life Flexible Premium Variable Life Account M.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of eighty three mutual funds (the Funds) of sixteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
   AIM V.I. Capital Appreciation (Series I)
   AIM V.I. Core Equity Fund (Series I)
   AIM V.I. Diversified Income Fund (Series I)
   AIM V.I. International Growth Fund (Series I)

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Technology Portfolio (Class A)
   ABVPSF Growth and Income Portfolio (Class A)
   ABVPSF International Value Portfolio (Class A)
   ABVPSF Large Cap Growth Portfolio (Class A)
   ABVPSF Small/Mid Cap Value Portfolio (Class A)

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
   American Funds Global Growth Fund (Class 2)
   American Funds Global Small Capitalization Fund (Class 2)
   American Funds Growth Fund (Class 2)
   American Funds Growth-Income Fund (Class 2)
   American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
   Baron Capital Asset Fund Insurance Shares

Delaware VIP Trust (Delaware VIPT)*:
   Delaware VIPT Capital Reserves Series (Standard Class)
   Delaware VIPT Diversified Income Series (Standard Class)
   Delaware VIPT Emerging Markets Series (Standard Class)
   Delaware VIPT High Yield Series (Standard Class)
   Delaware VIPT REIT Series (Standard Class)
   Delaware VIPT Small Cap Value Series (Standard Class)
   Delaware VIPT Trend Series (Standard Class)
   Delaware VIPT U.S. Growth Series (Standard Class)
   Delaware VIPT Value Series (Standard Class)

DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Equity 500 Index Fund
   DWS VIP Small Cap Index Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Asset Manager Portfolio
   Fidelity VIP Contrafund Portfolio (Service Class)
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Equity-Income Portfolio (Service Class)
   Fidelity VIP Growth Portfolio (Service Class)
   Fidelity VIP Growth Opportunities Portfolio (Service Class)
   Fidelity VIP High Income Portfolio (Service Class)
   Fidelity VIP Investment Grade Bond Portfolio
   Fidelity VIP Mid Cap Portfolio (Service Class)
   Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance
   Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Fund (Class 1)
   FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 1)
   FTVIPT Mutual Shares Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 2)
   FTVIPT Templeton Global Asset Allocation Fund (Class 1)
   FTVIPT Templeton Global Income Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio
   Janus Aspen Series Balanced Portfolio (Service Shares)

   Janus Aspen Series Global Technology Portfolio (Service Shares) Janus Aspen Series Mid Cap Growth Portfolio (Service Shares)
   Janus Aspen Series Worldwide Growth Portfolio
   Janus Aspen Series Worldwide Growth Portfolio (Service Shares)

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
   Lincoln VIPT Aggressive Growth Fund
   Lincoln VIPT Aggressive Profile Fund
   Lincoln VIPT Bond Fund
   Lincoln VIPT Capital Appreciation Fund
   Lincoln VIPT Conservative Profile Fund
   Lincoln VIPT Core Fund
   Lincoln VIPT Equity-Income Fund
   Lincoln VIPT Global Asset Allocation Fund
   Lincoln VIPT Growth Fund
   Lincoln VIPT Growth and Income Fund
   Lincoln VIPT Growth Opportunities Fund
   Lincoln VIPT International Fund
   Lincoln VIPT Moderate Profile Fund
   Lincoln VIPT Moderately Aggressive Profile Fund
   Lincoln VIPT Money Market Fund
   Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
   M Fund Brandes International Equity Fund
   M Fund Business Opportunity Value Fund
   M Fund Frontier Capital Appreciation Fund
   M Fund Turner Core Growth Fund

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Capital Opportunities Series (Initial Class)
   MFS VIT Emerging Growth Series (Initial Class)
   MFS VIT Total Return Series (Initial Class)
   MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth Portfolio (I Class)
   NB AMT Partners Portfolio (I Class)
   NB AMT Regency Portfolio (I Class)

PIMCO Advisors VIT (PIMCO VIT OPCAP):
   PIMCO VIT OPCAP Global Equity Portfolio
   PIMCO VIT OPCAP Managed Portfolio

Putnam Variable Trust (Putnam VT):
   Putnam VT Growth & Income Fund (Class IB)
   Putnam VT Health Sciences Fund (Class IB)

*    Denotes an affiliate of the Company

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the variable subaccounts on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a Olife insurance companyO under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable AccountOs net investment income and the net realized gain on investments.

NEW INVESTMENT FUNDS AND FUND NAME CHANGES: During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2005, the 2005 statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Value Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

During 2006, the AIM V.I. Core Equity Fund, the ABVPSF International Value Fund, the FTVIPT Franklin Income Securities Fund and the FTVIPT Mutual Shares Securities Fund became available as investment options for Account Contract owners. Accordingly, the 2006 statement of operations and statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2006.

Also during 2006, the Scudder Investments VIT Funds (Scudder VIT) family of funds changed its name to DWS Scudder VIP Funds (DWS VIP).

FUND CLOSING: During 2005, the DWS VIP EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners. During 2006, the AIM V.I. Growth Fund and the AIM V.I. Premier Equity Fund ceased to be available as investment options to Variable Account Contract owners.

FUND MERGERS: During 2006, the AIM V.I. Growth Fund merged into the AIM V.I. Capital Appreciation Fund and the AIM V.I. Premier Equity Fund merged into the AIM V.I Core Equity Fund.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the fourteen policy types within the Variable Account:

- VUL I - annual rate of .80% for policy years one through twelve and .55% thereafter.

- VUL-CV - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV II & VUL-CV II Elite - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV III - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV IV - annual rate of .60% for policy years one through ten and .20% thereafter.

- VUL-DB & VUL-DB Elite - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB II - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB IV - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-FLEX - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

-    VUL-Money Guard - annual rate of 1.00%.

- VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2006 and 2005 amounted to $8,890,567 and $8,284,632, respectively.

The Company charges a monthly administrative fee for items such as premium billings and collection, policy value calculation, confirmations and periodic reports. Refer to the product prospectus for the applicable administrative fee rates. Administrative fees for the years ended December 31, 2006 and 2005 totaled $4,274,102 and $3,447,639, respectively.

The Company assumes responsibility for providing the insurance benefit included in the policy. the Company charges a monthly deduction for the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $51,460,204 and $49,665,988, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee, refer to the product prospectus for applicable rates. No such fees were deducted for the years ended December 31, 2006 and 2005.

The Company, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. A surrender charge is imposed on partial surrenders, a 2% charge on the amount withdrawn is imposed, allocated pro-rata among the variable subaccounts (and, where applicable, the fixed account) from which the partial surrender charge is not to exceed $25 per partial surrender. Full surrender charges and partial surrender administrative charges paid to the Company attributable to the variable subaccounts for the years ended December 31, 2006 and 2005 were $3,701,133 and $6,092,326, respectively.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION
            2006                 0.75%    1.00%    $12.33    $12.33    2,498,659   $20,544,773     5.45%      5.45%      0.08%
            2005                 0.80%    0.80%     11.69     11.69      233,722     2,731,708     7.97%      7.97%      0.07%
            2004                 0.80%    0.80%     10.83     10.83      252,859     2,737,256     5.78%      5.78%      0.00%
            2003                 0.80%    0.80%     10.23     10.23      278,064     2,845,726    28.49%     28.49%      0.00%
            2002                 0.80%    0.80%      7.96      7.96      291,429     2,321,221   -24.96%    -24.96%      0.00%
AIM V.I. CORE EQUITY
            2006     4/28/06     0.75%    0.90%      9.43     12.85    2,410,740    23,832,376     8.50%      8.61%      0.56%
AIM V.I. DIVERSIFIED INCOME
            2006                 0.80%    0.80%     12.04     12.04       58,717       707,107     3.65%      3.65%      6.80%
            2005                 0.80%    0.80%     11.62     11.62       53,025       616,093     2.08%      2.08%      6.04%
            2004                 0.80%    0.80%     11.38     11.38       64,670       736,082     4.20%      4.20%      5.84%
            2003                 0.80%    0.80%     10.92     10.92       63,029       688,507     8.37%      8.37%      6.38%
            2002                 0.80%    0.80%     10.08     10.08       63,747       642,565     1.48%      1.48%      7.82%
AIM V.I. INTERNATIONAL GROWTH
            2006                 0.75%    1.00%     15.24     20.65      585,021     9,766,594    26.95%     27.28%      1.08%
            2005                 0.75%    1.00%     11.99     16.27      549,225     7,184,524    16.75%     17.05%      0.70%
            2004                 0.75%    1.00%     10.26     13.93      553,222     6,159,699    22.77%     23.08%      0.69%
            2003                 0.75%    1.00%      8.35     11.35      522,345     4,711,335    27.79%     28.10%      0.61%
            2002                 0.75%    1.00%      6.53      8.88      478,105     3,330,504   -16.53%    -16.30%      0.62%
ABVPSF GLOBAL TECHNOLOGY CLASS A
            2006                 0.50%    1.00%     11.08     12.47      143,191     1,680,232     7.54%      8.10%      0.00%
            2005                 0.50%    1.00%     10.29     11.53      128,019     1,381,231     2.83%      3.35%      0.00%
            2004                 0.50%    1.00%     10.00     11.11      113,830     1,191,160     4.39%      4.67%      0.00%
            2003                 0.75%    1.00%      9.56     10.63      103,251     1,026,807    42.68%     43.01%      0.00%
            2002                 0.75%    1.00%      6.70      7.45       40,990       284,223   -42.29%    -42.14%      0.00%
ABVPSF GROWTH AND INCOME CLASS A
            2006                 0.50%    1.00%     12.47     15.28    1,147,240    16,119,649    16.12%     16.70%      1.39%
            2005                 0.50%    1.00%     11.27     13.16    1,021,702    12,437,386     3.81%      4.34%      1.43%
            2004                 0.50%    1.00%     11.63     12.67      852,277    10,058,033    10.35%     10.63%      0.88%
            2003                 0.75%    1.00%     10.52     11.48      550,191     5,872,560    31.20%     31.51%      0.99%
            2002                 0.75%    1.00%      8.01      8.75      324,343     2,613,448   -22.84%    -22.63%      0.78%
ABVPSF INTERNATIONAL VALUE CLASS A
            2006     5/24/06     0.50%    0.90%     11.92     11.95      133,275     1,590,746     9.55%     24.74%      0.01%
ABVPSF LARGE CAP GROWTH CLASS A
            2006                 0.50%    0.90%     11.27     12.77      183,380     2,167,737    -1.34%     -0.94%      0.00%
            2005                 0.50%    0.90%     11.42     12.76      207,677     2,451,924    14.11%     14.57%      0.00%
            2004                 0.50%    0.90%     10.01     10.99      190,371     1,955,214     7.65%      7.81%      0.00%
            2003                 0.75%    0.90%      9.30     10.19      147,802     1,403,201    22.56%     22.74%      0.00%
            2002                 0.75%    0.90%      7.59      7.60       78,756       605,123   -31.27%    -31.16%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS A
            2006                 0.50%    1.00%     12.79     21.82      625,164    10,122,246    13.28%     13.85%      0.42%
            2005                 0.50%    1.00%     11.68     19.26      490,156     7,360,063     5.85%      6.38%      0.71%
            2004                 0.50%    1.00%     13.97     18.20      395,464     5,991,252    18.12%     18.41%      0.17%
            2003                 0.75%    1.00%     11.80     15.41      240,638     3,164,836    39.87%     40.21%      0.57%
            2002                 0.75%    1.00%     10.17     11.02      141,630     1,367,581    -7.12%     -6.90%      0.18%
AMERICAN CENTURY VP INFLATION PROTECTION
            2006                 0.50%    0.90%     10.17     10.98      525,134     5,605,032     0.97%      1.38%      3.51%
            2005                 0.50%    0.90%     10.19     10.83      368,148     3,912,014     0.90%      1.30%      4.95%
            2004     5/11/04     0.50%    0.90%     10.07     10.69      142,887     1,525,342     0.16%      6.42%      2.31%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                 0.50%    0.90%     14.09     15.76      460,526     6,959,057    19.35%     19.83%      0.86%
            2005                 0.50%    0.90%     12.23     13.15      261,330     3,337,337    13.05%     13.51%      0.65%
            2004     5/18/04     0.50%    0.90%     10.78     11.59       60,634       701,402     2.66%     15.46%      0.08%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                  0.50%   1.00%    $15.08    $27.84    1,339,444   $25,120,813    22.78%     23.43%      0.46%
            2005                  0.50%   1.00%     12.25     22.67    1,172,972    18,068,003    24.10%     24.73%      0.97%
            2004                  0.50%   1.00%      9.84     18.27    1,012,526    12,718,196    19.70%     19.98%      0.00%
            2003                  0.75%   1.00%      8.20     15.26      888,055     9,082,686    52.02%     52.38%      0.62%
            2002                  0.75%   1.00%      5.38     10.04      562,919     3,658,765   -19.84%    -19.66%      0.73%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.50%   1.00%     10.71     17.48    7,394,487    99,994,576     9.12%      9.67%      0.83%
            2005                  0.50%   1.00%      9.79     16.02    6,865,411    84,660,023    15.04%     15.61%      0.74%
            2004                  0.50%   1.00%      8.49     13.92    6,022,896    64,124,987    11.37%     11.66%      0.19%
            2003                  0.75%   1.00%      7.60     12.50    5,272,519    48,481,609    35.45%     35.79%      0.13%
            2002                  0.75%   1.00%      5.60      9.23    3,705,130    24,309,811   -25.20%    -25.02%      0.04%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.50%   1.00%     12.52     16.53    5,699,653    81,455,225    14.06%     14.63%      1.60%
            2005                  0.50%   1.00%     11.20     14.48    5,432,375    68,532,346     4.78%      5.30%      1.41%
            2004                  0.50%   1.00%     11.39     13.81    4,766,655    58,105,625     9.28%      9.55%      0.97%
            2003                  0.75%   1.00%     10.40     12.62    3,715,110    41,484,845    31.11%     31.44%      1.20%
            2002                  0.75%   1.00%      7.91      9.62    2,525,205    21,604,050   -19.16%    -18.95%      1.18%
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2006                  0.50%   1.00%     14.65     20.46    2,325,308    41,733,581    17.80%     18.38%      1.75%
            2005                  0.50%   1.00%     13.16     17.37    1,959,489    30,470,221    20.30%     20.90%      1.72%
            2004                  0.50%   1.00%     13.01     14.44    1,290,799    17,137,258    18.13%     18.43%      1.65%
            2003                  0.75%   1.00%     10.99     12.22      596,867     6,737,992    33.52%     33.84%      1.90%
            2002                  0.75%   1.00%      8.65      9.16      264,633     2,260,179   -15.70%    -15.48%      2.28%
BARON CAPITAL ASSET
            2006                  0.50%   0.90%     17.10     21.85      315,556     6,189,319    14.49%     14.66%      0.00%
            2005                  0.75%   0.90%     14.91     19.09      330,460     5,780,762     2.44%      2.59%      0.00%
            2004                  0.75%   0.90%     14.54     18.63      332,877     5,640,416    24.51%     24.70%      0.00%
            2003                  0.75%   0.90%     11.66     14.96      306,309     4,162,432    28.85%     29.04%      0.00%
            2002                  0.75%   0.90%      9.03     11.61      333,411     3,510,461   -14.97%    -14.84%      0.00%
DELAWARE VIPT CAPITAL RESERVES
            2006                  0.50%   0.90%     10.46     10.50       11,544       120,701     3.78%      4.05%      4.52%
            2005     7/13/05      0.50%   0.75%     10.08     10.09        4,896        49,341     0.21%      0.44%      1.97%
DELAWARE VIPT DIVERSIFIED INCOME
            2006                  0.50%   0.90%     10.75     11.73      679,400     7,668,721     6.95%      7.38%      1.42%
            2005                  0.50%   0.90%     10.14     10.93      440,376     4,692,653    -1.34%     -0.94%      0.66%
            2004     5/26/04      0.50%   0.90%     10.25     11.03       79,095       871,216     0.62%      9.01%      0.00%
DELAWARE VIPT EMERGING MARKETS
            2006                  0.50%   0.90%     15.89     36.46      659,640    17,993,752    26.00%     26.51%      1.35%
            2005                  0.50%   0.90%     14.56     28.94      631,793    15,081,737    26.34%     26.85%      0.29%
            2004                  0.50%   0.90%     21.04     22.90      302,211     6,330,954    32.28%     32.48%      2.59%
            2003                  0.75%   0.90%     15.89     17.32      196,841     3,323,709    69.02%     69.27%      2.48%
            2002                  0.75%   0.90%      9.39     10.24      200,805     1,994,605     4.23%      4.39%      2.59%
DELAWARE VIPT HIGH YIELD
            2006                  0.50%   1.00%     11.81     17.17      923,725    13,098,859    11.33%     11.89%      6.34%
            2005                  0.50%   1.00%     10.60     15.42      771,649    10,057,594     2.55%      3.07%      6.37%
            2004                  0.50%   1.00%     10.93     15.04      693,889     9,065,390    13.11%     13.39%      5.50%
            2003                  0.75%   1.00%      9.64     13.30      573,981     6,418,558    27.48%     27.78%      5.06%
            2002                  0.75%   1.00%      7.55     10.43      279,054     2,298,979     0.81%      1.08%      9.38%
DELAWARE VIPT REIT
            2006                  0.50%   0.90%     14.27     36.55    1,186,561    28,721,416    31.44%     31.97%      1.81%
            2005                  0.50%   0.90%     11.64     27.81    1,021,761    19,807,181     6.21%      6.64%      1.83%
            2004                  0.50%   0.90%     16.15     26.18      963,937    19,156,672    30.20%     30.40%      2.06%
            2003                  0.75%   0.90%     12.40     20.11      749,573    11,829,767    32.82%     33.02%      2.12%
            2002                  0.75%   0.90%     11.37     15.14      404,676     5,258,942     3.59%      3.74%      1.70%

                                MINIMUM  MAXIMUM   MINIMUM    MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT       UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)   VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIPT SMALL CAP VALUE
            2006                 0.50%    1.00%    $13.26     $27.26    2,116,606   $43,419,194    15.04%     15.61%      0.24%
            2005                 0.50%    1.00%     12.08      23.67    1,958,046    36,186,924     8.33%      8.87%      0.36%
            2004                 0.50%    1.00%     14.45      21.83    1,861,598    32,820,027    20.28%     20.57%      0.20%
            2003                 0.75%    1.00%     12.00      18.13    1,439,653    21,938,961    40.57%     40.92%      0.36%
            2002                 0.75%    1.00%      9.89      12.89    1,186,229    13,244,668    -6.53%     -6.31%      0.48%
DELAWARE VIPT TREND
            2006                 0.50%    1.00%     12.19      19.27    1,490,436    22,253,238     6.52%      7.06%      0.00%
            2005                 0.50%    1.00%     11.43      18.06    1,557,042    22,013,285     4.81%      5.33%      0.00%
            2004                 0.50%    1.00%     11.63      17.19    1,636,004    22,221,023    11.49%     11.76%      0.00%
            2003                 0.75%    1.00%     10.41      15.39    1,491,305    18,421,491    33.77%     34.09%      0.00%
            2002                 0.75%    1.00%      7.76      11.48    1,263,760    11,746,800   -20.72%    -20.54%      0.00%
DELAWARE VIPT U.S. GROWTH
            2006                 0.50%    0.90%     10.92      12.95       70,620       807,836     1.40%      1.80%      0.00%
            2005                 0.50%    0.90%     10.75      12.43       74,695       836,244    13.62%     14.08%      0.54%
            2004                 0.50%    0.90%      9.45       9.81       54,807       534,228     2.37%      2.53%      0.12%
            2003                 0.75%    0.90%      9.35       9.57       17,308       164,052    22.64%     22.83%      0.12%
            2002                 0.75%    0.90%      7.63       7.64        4,385        33,622   -29.88%    -29.78%      0.29%
DELAWARE VIPT VALUE
            2006                 0.50%    0.90%     13.17      15.75      915,132    13,833,284    22.99%     23.48%      1.36%
            2005                 0.50%    0.90%     11.39      12.79      617,122     7,687,908     5.08%      5.50%      1.47%
            2004                 0.50%    0.90%     11.83      12.15      371,986     4,474,824    13.90%     14.07%      1.47%
            2003                 0.75%    0.90%     10.37      10.65      239,935     2,536,779    27.15%     27.34%      0.92%
            2002                 0.75%    0.90%      8.34       8.36       52,768       440,377   -19.41%    -19.28%      0.43%
DWS VIP EAFE EQUITY INDEX
            2005                 0.00%    0.00%        --         --           --            --     0.00%      0.00%      2.51%
            2004                 0.50%    0.90%      8.88      12.18      474,562     4,940,125    18.00%     18.18%      2.28%
            2003                 0.75%    0.90%      7.53      10.31      438,408     3,753,928    32.16%     32.36%      3.89%
            2002                 0.75%    0.90%      5.69       6.44      325,955     1,968,369   -22.30%    -22.18%      1.33%
DWS VIP EQUITY 500 INDEX
            2006                 0.50%    0.90%     11.10      14.13    4,914,527    59,499,412    14.49%     14.95%      1.18%
            2005                 0.50%    0.90%      9.68      12.32    5,441,256    57,222,262     3.74%      4.15%      1.53%
            2004                 0.50%    0.90%      9.32      11.86    5,763,380    58,157,558     9.60%      9.77%      1.10%
            2003                 0.75%    0.90%      8.49      10.80    5,582,819    50,954,438    27.01%     27.20%      1.18%
            2002                 0.75%    0.90%      6.67       8.04    5,021,583    35,446,154   -23.01%    -22.90%      1.08%
DWS VIP SMALL CAP INDEX
            2006                 0.50%    0.90%     13.35      19.05      855,091    13,991,020    16.44%     16.91%      0.63%
            2005                 0.50%    0.90%     11.57      16.36      788,123    11,235,210     3.33%      3.74%      0.61%
            2004                 0.50%    0.90%     13.39      15.83      772,863    10,954,179    16.70%     16.88%      0.42%
            2003                 0.75%    0.90%     11.46      13.57      649,424     7,989,559    45.11%     45.33%      0.81%
            2002                 0.75%    0.90%      7.89       9.35      419,479     3,626,710   -21.30%    -21.18%      0.72%
FIDELITY VIP ASSET MANAGER
            2006                 0.80%    0.80%     12.93      12.93       57,892       748,450     6.46%      6.46%      2.62%
            2005                 0.80%    0.80%     12.14      12.14       60,501       734,702     3.22%      3.22%      2.76%
            2004                 0.80%    0.80%     11.77      11.77       72,589       854,036     4.63%      4.63%      2.68%
            2003                 0.80%    0.80%     11.24      11.24       76,514       860,396    17.04%     17.04%      3.45%
            2002                 0.80%    0.80%      9.61       9.61       80,251       771,057    -9.46%     -9.46%      3.85%
FIDELITY VIP CONTRAFUND SERVICE CLASS
            2006                 0.50%    0.90%     13.24      16.53    3,133,407    48,418,152    10.59%     11.03%      1.15%
            2005                 0.50%    0.90%     12.55      14.92    2,603,278    36,885,328    15.80%     16.26%      0.18%
            2004                 0.50%    0.90%     12.11      12.87    2,014,251    24,995,490    14.31%     14.48%      0.23%
            2003                 0.75%    0.90%     10.58      11.24    1,673,784    18,101,114    27.20%     27.39%      0.33%
            2002                 0.75%    0.90%      8.30       8.73    1,401,192    11,841,189   -10.24%    -10.10%      0.70%
FIDELITY VIP EQUITY-INCOME
            2006                 0.80%    0.80%     16.16      16.16      334,521     5,405,561    19.24%     19.24%      3.31%
            2005                 0.80%    0.80%     13.55      13.55      402,396     5,453,343     5.02%      5.02%      1.61%
            2004                 0.80%    0.80%     12.90      12.90      421,341     5,437,053    10.64%     10.64%      1.57%
            2003                 0.80%    0.80%     11.66      11.66      427,784     4,989,282    29.29%     29.29%      1.80%
            2002                 0.80%    0.80%      9.02       9.02      447,889     4,040,274   -17.61%    -17.61%      1.73%

                                MINIMUM  MAXIMUM   MINIMUM    MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT       UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)   VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
            2006                 0.50%    1.00%    $13.45     $16.17      507,718    $7,598,666    18.89%     19.48%     3.21%
            2005                 0.50%    1.00%     11.30      13.60      490,143     6,161,370     4.71%      5.24%     1.39%
            2004                 0.50%    1.00%     12.00      12.99      412,976     4,987,854    10.28%     10.55%     1.42%
            2003                 0.75%    1.00%     10.87      11.78      315,071     3,452,894    28.94%     29.25%     1.14%
            2002                 0.75%    1.00%      8.49       9.14      141,698     1,204,059   -17.83%    -17.62%     0.38%
FIDELITY VIP GROWTH SERVICE CLASS
            2006                 0.50%    0.90%      7.14      12.07      865,736     7,531,657     5.78%      6.20%     0.27%
            2005                 0.50%    0.90%      6.75      11.39      874,064     7,058,638     4.73%      5.15%     0.38%
            2004                 0.50%    0.90%      6.45      10.86      860,538     6,473,006     2.34%      2.49%     0.16%
            2003                 0.75%    0.90%      6.30      10.60      764,235     5,460,425    31.59%     31.79%     0.17%
            2002                 0.75%    0.90%      4.79       6.12      636,827     3,284,463   -30.83%    -30.72%     0.13%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
            2006                 0.75%    0.90%      8.40      11.07      450,665     3,878,868     4.36%      4.51%     0.70%
            2005                 0.75%    0.90%      8.04      10.59      559,457     4,579,023     7.89%      8.05%     0.82%
            2004                 0.75%    0.90%      7.44       9.80      583,852     4,435,752     6.10%      6.26%     0.47%
            2003                 0.75%    0.90%      7.00       9.22      603,056     4,305,467    28.50%     28.69%     0.63%
            2002                 0.75%    0.90%      5.44       7.17      625,729     3,467,444   -22.62%    -22.50%     0.92%
FIDELITY VIP HIGH INCOME SERVICE CLASS
            2006                 0.75%    0.90%     11.05      14.08      140,532     1,610,780    10.18%     10.35%     7.39%
            2005                 0.75%    0.90%     10.03      12.76      165,831     1,714,771     1.60%      1.76%    16.08%
            2004                 0.75%    0.90%      9.87      12.54      273,178     2,754,143     8.49%      8.65%     8.34%
            2003                 0.75%    0.90%      9.10      11.54      288,482     2,676,502    25.83%     26.02%     5.44%
            2002                 0.75%    0.90%      7.23       9.16      218,692     1,650,000     2.69%      2.84%    11.59%
FIDELITY VIP INVESTMENT GRADE BOND
            2006                 0.80%    0.80%     15.16      15.16      174,935     2,652,791     3.52%      3.52%     3.97%
            2005                 0.80%    0.80%     14.65      14.65      178,343     2,612,574     1.38%      1.38%     3.68%
            2004                 0.80%    0.80%     14.45      14.45      185,382     2,678,797     3.62%      3.62%     4.30%
            2003                 0.80%    0.80%     13.94      13.94      211,232     2,945,598     4.37%      4.37%     4.24%
            2002                 0.80%    0.80%     13.36      13.36      268,849     3,592,235     9.46%      9.46%     3.67%
FIDELITY VIP MID CAP SERVICE CLASS
            2006                 0.50%    0.90%     13.57      13.66      251,713     3,368,823    11.58%     12.03%     0.15%
            2005     6/2/05      0.50%    0.90%     12.16      12.19       76,026       925,977    -0.84%     16.52%     0.00%
FIDELITY VIP OVERSEAS SERVICE CLASS
            2006                 0.50%    0.90%     14.64      18.15      290,728     4,819,727    16.89%     17.39%     0.68%
            2005                 0.50%    0.90%     13.08      15.51      225,598     3,312,085    17.91%     18.38%     0.49%
            2004                 0.50%    0.90%     12.26      13.13      147,382     1,861,724    12.47%     12.64%     0.89%
            2003                 0.75%    0.90%     10.90      11.66       55,890       632,379    41.92%     42.14%     0.36%
            2002                 0.75%    0.90%      8.19       8.20       25,793       209,914   -21.06%    -20.94%     0.20%
FTVIPT FRANKLIN INCOME SECURITIES
            2006     6/20/06     0.50%    0.90%     11.28      11.31       67,037       757,381     6.73%     12.84%     0.00%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES
            2006                 0.50%    1.00%     12.16      14.76      542,178     7,244,545     7.87%      8.41%     0.00%
            2005                 0.50%    1.00%     11.30      13.69      483,307     6,037,721     4.04%      4.56%     0.00%
            2004                 0.50%    1.00%     11.70      13.15      368,961     4,494,761    10.59%     10.87%     0.00%
            2003                 0.75%    1.00%     10.55      11.89      308,700     3,384,540    36.25%     36.58%     0.00%
            2002                 0.75%    1.00%      8.02       8.73       94,849       762,902   -29.22%    -29.05%     0.36%
FTVIPT MUTUAL SHARES SECURITIES
            2006     6/16/06     0.50%    0.90%     11.34      11.37       65,437       742,684     5.30%     14.90%     0.00%
FTVIPT TEMPLETON FOREIGN SECURITIES
            2006                 0.80%    0.80%     15.88      15.88      252,347     4,008,202    20.73%     20.73%     1.37%
            2005                 0.80%    0.80%     13.16      13.16      267,099     3,514,129     9.60%      9.60%     1.29%
            2004                 0.80%    0.80%     12.00      12.00      296,333     3,557,383    17.93%     17.93%     1.17%
            2003                 0.80%    0.80%     10.18      10.18      323,559     3,293,782    31.50%     31.50%     1.91%
            2002                 0.80%    0.80%      7.74       7.74      335,237     2,595,250   -19.06%    -19.06%     1.78%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                 0.75%    0.90%     14.58      15.38      483,284     7,282,249    20.36%     20.54%     1.21%
            2005                 0.75%    0.90%     12.09      12.78      559,713     6,992,790     9.18%      9.35%     1.16%
            2004                 0.75%    0.90%     11.06      11.70      580,633     6,633,509    17.47%     17.64%     1.06%
            2003                 0.75%    0.90%      9.40       9.96      565,732     5,497,116    31.03%     31.23%     1.71%
            2002                 0.75%    0.90%      7.16       7.60      544,216     4,029,641   -19.29%    -19.17%     1.57%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL ASSET ALLOCATION
            2006                 0.80%    0.80%    $19.08    $19.08       51,499   $   982,852    20.42%     20.42%      7.62%
            2005                 0.80%    0.80%     15.85     15.85       60,248       954,825     3.03%      3.03%      4.01%
            2004                 0.80%    0.80%     15.38     15.38       58,431       898,836    15.01%     15.01%      2.94%
            2003                 0.80%    0.80%     13.37     13.37       44,022       588,802    31.26%     31.26%      2.74%
            2002                 0.80%    0.80%     10.19     10.19       34,846       355,073    -4.93%     -4.93%      1.94%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES
            2006                 0.50%    0.90%     11.12     11.19      129,179     1,441,916    12.13%     12.58%      2.92%
            2005     6/2/05      0.50%    0.90%      9.92      9.94       67,928       675,128    -0.48%      1.69%      0.36%
FTVIPT TEMPLETON GROWTH SECURITIES
            2006                 0.50%    0.90%     13.49     20.01      599,467     9,693,624    21.11%     21.59%      1.43%
            2005                 0.50%    0.90%     11.83     16.51      514,487     7,027,823     8.08%      8.51%      1.17%
            2004                 0.50%    0.90%     11.99     15.26      446,802     5,700,642    15.21%     15.38%      1.25%
            2003                 0.75%    0.90%     10.41     13.23      316,203     3,544,172    31.43%     31.63%      1.63%
            2002                 0.75%    0.90%      8.44     10.06      173,335     1,548,363   -19.05%    -18.93%      2.33%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2006                 0.75%    0.90%     15.61     19.86      260,667     4,987,443    20.72%     20.90%      1.32%
            2005                 0.75%    0.90%     12.91     16.45      271,772     4,304,206     7.89%      8.05%      1.13%
            2004                 0.75%    0.90%     11.95     15.25      264,563     3,879,934    14.99%     15.16%      1.21%
            2003                 0.75%    0.90%     10.38     13.26      216,959     2,765,506    30.95%     31.15%      1.43%
            2002                 0.75%    0.90%      7.91     10.13      142,014     1,376,871   -19.22%    -19.10%      2.19%
JANUS ASPEN SERIES BALANCED
            2006                 0.75%    0.90%     12.90     14.33      893,064    12,509,778     9.73%      9.89%      2.10%
            2005                 0.75%    0.90%     11.74     13.06    1,027,833    13,105,959     6.98%      7.14%      2.25%
            2004                 0.75%    0.90%     10.95     12.20    1,151,972    13,708,028     7.55%      7.72%      2.23%
            2003                 0.75%    0.90%     10.17     11.35    1,291,957    14,293,025    13.03%     13.20%      2.14%
            2002                 0.75%    0.90%      8.98     10.04    1,480,299    14,472,483    -7.28%     -7.14%      2.44%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2006                 0.50%    0.90%     12.28     13.47      509,243     6,793,161     9.43%      9.86%      1.89%
            2005                 0.50%    0.90%     11.26     12.29      583,216     7,107,234     6.70%      7.12%      2.19%
            2004                 0.50%    0.90%     11.35     11.50      512,787     5,868,923     7.32%      7.48%      2.37%
            2003                 0.75%    0.90%     10.57     10.70      448,540     4,784,416    12.70%     12.87%      2.08%
            2002                 0.75%    0.90%      9.46      9.48      260,049     2,462,119    -7.51%     -7.37%      2.57%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE SHARES
            2006                 0.75%    0.90%      4.19      7.68      340,533     1,481,348     6.86%      7.02%      0.00%
            2005                 0.75%    0.90%      3.92      7.18      370,850     1,521,215    10.55%     10.72%      0.00%
            2004                 0.75%    0.90%      3.55      6.48      412,417     1,524,164    -0.33%     -0.18%      0.00%
            2003                 0.75%    0.90%      3.56      6.50      397,855     1,487,613    45.16%     45.38%      0.00%
            2002                 0.75%    0.90%      2.45      4.47      383,136       994,200   -41.46%    -41.37%      0.00%
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2006                 0.50%    0.90%     13.90     16.91      228,123     3,516,757    12.29%     12.74%      0.00%
            2005                 0.50%    0.90%     12.38     15.03      250,505     3,439,648    11.02%     11.47%      0.00%
            2004                 0.50%    0.90%     11.62     13.52      200,566     2,488,825    19.40%     19.58%      0.00%
            2003                 0.75%    0.90%      9.73     11.31      123,696     1,274,455    33.56%     33.76%      0.00%
            2002                 0.75%    0.90%      7.29      7.30       34,657       265,112   -28.77%    -28.66%      0.00%
JANUS ASPEN SERIES WORLDWIDE GROWTH
            2006                 0.75%    0.90%      9.89     11.34    1,291,657    14,362,127    17.14%     17.32%      1.75%
            2005                 0.75%    0.90%      8.43      9.67    1,418,366    13,440,012     4.92%      5.07%      1.37%
            2004                 0.75%    0.90%      8.02      9.20    1,569,533    14,169,637     3.84%      4.00%      1.00%
            2003                 0.75%    0.90%      7.71      8.85    1,770,271    15,368,723    22.88%     23.06%      1.11%
            2002                 0.75%    0.90%      6.27      7.19    2,009,386    14,167,388   -26.17%    -26.06%      0.90%
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2006                 0.75%    0.90%     12.25     12.60      275,922     3,431,008    16.88%     17.06%      1.64%
            2005                 0.75%    0.90%     10.48     10.76      287,389     3,054,651     4.62%      4.78%      1.16%
            2004                 0.75%    0.90%     10.02     10.27      334,656     3,398,641     3.59%      3.75%      0.93%
            2003                 0.75%    0.90%      9.67      9.90      319,416     3,124,511    22.57%     22.76%      0.92%
            2002                 0.75%    0.90%      7.89      7.91      215,409     1,707,394   -26.37%    -26.26%      0.79%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
LINCOLN VIPT AGGRESSIVE GROWTH
            2006                 0.50%    0.90%    $12.52    $13.86       39,575   $   527,916     8.30%      8.74%      0.00%
            2005                 0.50%    0.90%     12.18     12.78       32,958       410,348     8.83%      9.26%      0.00%
            2004                 0.50%    0.90%     11.19     11.72       26,784       305,886    12.65%     12.82%      0.00%
            2003                 0.75%    0.90%      9.93     10.39       13,346       135,291    31.44%     31.63%      0.00%
            2002                 0.75%    0.90%      7.56      7.57        5,218        39,649   -30.84%    -30.75%      0.00%
LINCOLN VIPT AGGRESSIVE PROFILE
            2006                 0.50%    0.90%     13.06     13.15       97,709     1,282,590    15.50%     15.96%      1.06%
            2005    6/15/05      0.50%    0.90%     11.31     11.34       13,081       148,138     3.23%      8.67%      0.00%
LINCOLN VIPT BOND
            2006                 0.50%    1.00%     10.52     15.30    3,729,565    49,024,509     3.67%      4.19%      4.61%
            2005                 0.50%    1.00%     10.20     14.72    3,239,974    41,896,349     1.62%      2.13%      4.28%
            2004                 0.50%    1.00%     11.79     14.45    2,769,349    36,532,839     4.25%      4.52%      4.12%
            2003                 0.75%    1.00%     11.30     13.82    2,498,495    32,267,258     6.22%      6.48%      4.37%
            2002                 0.75%    1.00%     11.05     12.98    2,165,381    27,119,068     9.04%      9.33%      5.29%
LINCOLN VIPT CAPITAL APPRECIATION
            2006                 0.50%    0.90%      8.79     12.42      637,508     5,806,622     8.68%      9.13%      0.19%
            2005                 0.50%    0.90%      8.09     11.41      681,042     5,669,248     3.27%      3.68%      0.21%
            2004                 0.50%    0.90%      7.83     11.03    1,008,127     8,028,411     4.34%      4.50%      0.00%
            2003                 0.75%    0.90%      7.51     10.56    1,001,397     7,619,032    31.27%     31.47%      0.00%
            2002                 0.75%    0.90%      5.72      5.75      967,714     5,559,305   -27.62%    -27.51%      0.00%
LINCOLN VIPT CONSERVATIVE PROFILE
            2006                 0.50%    0.90%     11.41     11.47       14,124       161,888     8.36%      8.69%      1.75%
            2005   10/14/05      0.60%    0.90%     10.53     10.55        3,833        40,388     1.87%      2.75%      0.00%
LINCOLN VIPT CORE
            2006                 0.50%    0.90%     11.84     11.92       14,085       167,585    12.92%     13.38%      0.98%
            2005     9/7/05      0.50%    0.90%     10.49     10.51        1,772        18,624     1.39%      3.56%      0.35%
LINCOLN VIPT EQUITY-INCOME
            2006                 0.50%    0.90%     11.93     15.52      423,391     5,842,308    10.25%     10.71%      1.31%
            2005                 0.50%    0.90%     11.75     14.07      412,915     5,198,551     3.56%      3.71%      1.18%
            2004                 0.75%    0.90%     11.32     13.59      415,672     5,087,500     8.78%      8.95%      1.11%
            2003                 0.75%    0.90%     10.39     12.49      409,366     4,588,426    31.16%     31.35%      1.14%
            2002                 0.75%    0.90%      7.91      9.52      256,933     2,247,794   -16.42%    -16.30%      1.04%
LINCOLN VIPT GLOBAL ASSET ALLOCATION
            2006                 0.50%    0.90%     12.37     14.54      159,723     2,165,884    13.48%     13.94%      1.41%
            2005                 0.50%    0.90%     11.58     12.80      130,730     1,576,476     5.85%      6.27%      1.28%
            2004                 0.50%    0.90%     10.93     12.07      117,555     1,329,816    12.52%     12.69%      1.76%
            2003                 0.75%    0.90%      9.70     10.71       96,740       957,721    19.32%     19.50%      3.23%
            2002                 0.75%    0.90%      8.11      8.35       60,460       499,355   -12.78%    -12.64%      1.56%
LINCOLN VIPT GROWTH
            2006                 0.50%    0.90%     12.00     12.02        5,574        66,933     5.54%      5.65%      0.00%
            2005    7/13/05      0.50%    0.60%     11.37     11.38        1,875        21,340    -0.76%      7.49%      0.00%
LINCOLN VIPT GROWTH AND INCOME
            2006                 0.50%    0.90%     12.03     12.05       53,981       648,125    11.69%     11.80%      1.55%
            2005    7/22/05      0.50%    0.60%     10.77     10.78        1,083        11,675     1.14%      4.83%      2.07%
LINCOLN VIPT GROWTH OPPORTUNITIES
            2006                 0.50%    0.90%     13.43     13.45        5,894        79,115     9.51%      9.62%      0.00%
            2005    7/25/05      0.50%    0.60%     12.26     12.27          489         6,003     3.01%      5.88%      0.00%
LINCOLN VIPT INTERNATIONAL
            2006                 0.50%    0.90%     14.77     21.97    1,011,598    19,411,607    28.84%     29.36%      3.19%
            2005                 0.50%    0.90%     12.23     17.03      758,771    11,453,277    11.54%     11.98%      2.62%
            2004                 0.50%    0.90%     13.72     15.25      285,082     3,990,440    19.85%     20.03%      1.31%
            2003                 0.75%    0.90%     11.45     12.70      125,826     1,487,220    40.35%     40.56%      2.57%
            2002                 0.75%    0.90%      9.02      9.04       41,493       363,700   -11.57%    -11.44%      3.56%
LINCOLN VIPT MODERATE PROFILE
            2006                 0.50%    0.90%    $12.00    $12.08      853,856   $10,300,685    11.03%     11.48%      1.22%
            2005     7/8/05      0.50%    0.90%     10.81     10.83      462,412     5,008,456     1.28%      4.30%      0.00%
LINCOLN VIPT MODERATELY AGGRESSIVE PROFILE
            2006                 0.50%    0.90%     12.47     12.55      595,647     7,466,422    13.12%     13.57%      1.43%
            2005    6/17/05      0.50%    0.90%     11.02     11.05      190,526     2,104,287     1.92%      5.70%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
LINCOLN VIPT MONEY MARKET
            2006                  0.50%    0.90%   $10.56    $12.28    3,687,559   $41,074,646      3.74%      4.16%     4.60%
            2005                  0.50%    0.90%    10.18     11.82    3,272,520    35,376,424      1.87%      2.28%     2.77%
            2004                  0.50%    0.90%    10.00     11.60    3,162,521    33,594,587     -0.02%      0.13%     0.86%
            2003                  0.75%    0.90%    10.00     11.59    4,409,924    46,813,138     -0.22%     -0.07      0.69%
            2002                  0.75%    0.90%    10.23     11.60    5,113,667    54,724,353      0.50%      0.65%     1.38%
LINCOLN VIPT SOCIAL AWARENESS
            2006                  0.50%    0.90%    12.60     15.23      263,463     3,602,334     11.30%     11.75%     0.92%
            2005                  0.50%    0.90%    11.49     13.66      247,210     3,020,847     11.02%     11.47%     0.90%
            2004                  0.50%    0.90%    10.33     12.29      211,560     2,299,740     11.69%     11.86%     1.02%
            2003                  0.75%    0.90%     9.24     10.99      190,211     1,824,641     30.68%     30.88%     0.95%
            2002                  0.75%    0.90%     7.06      7.47      156,348     1,123,350    -22.82%    -22.70%     0.97%
M FUND BRANDES INTERNATIONAL EQUITY
            2006                  0.50%    0.90%    14.65     24.45      129,365     2,247,144     25.65%     26.15%     1.55%
            2005                  0.50%    0.90%    12.70     19.43      107,617     1,508,085      9.56%     10.00%     2.47%
            2004                  0.50%    0.90%    17.66     17.71       22,323       390,111     22.88%     23.07%     1.69%
            2003     8/6/03       0.75%    0.90%    14.37     14.39        3,400        48,903      9.97%     28.66%     1.23%
M FUND BUSINESS OPPORTUNITY VALUE
            2006                  0.50%    0.90%    12.60     18.25       62,077       881,219     12.87%     13.32%     0.62%
            2005                  0.50%    0.90%    12.43     16.14       42,021       540,753      6.84%      7.27%     1.15%
            2004                  0.50%    0.90%    15.05     15.05          819        10,760     21.50%     21.50%     2.62%
            2003    12/11/03      0.90%    0.90%    12.39     12.39            6            70      4.61%      4.61%     0.00%
M FUND FRONTIER CAPITAL APPRECIATION
            2006                  0.50%    0.90%    14.26     20.13       48,022       795,824     15.30%     15.77%     0.00%
            2005                  0.50%    0.90%    12.99     17.44       21,666       347,327     14.10%     14.55%     0.00%
            2004                  0.50%    0.90%    15.22     15.26       14,433       217,149      8.35%      8.51%     0.00%
            2003     8/6/03       0.75%    0.90%    14.05     14.06        3,381        47,537      8.33%     25.31%     0.00%
M FUND TURNER CORE GROWTH
            2006                  0.50%    0.90%    12.74     16.77       75,855     1,084,471      7.55%      7.98%     0.65%
            2005                  0.50%    0.90%    12.86     15.57       68,594       910,852     12.91%     13.35%     0.73%
            2004                  0.50%    0.90%    13.74     13.77       17,186       235,873     10.19%     10.36%     0.45%
            2003     8/6/03       0.75%    0.90%    12.47     12.48        2,690        33,584      3.92%     15.88%     0.21%
MFS VIT CAPITAL OPPORTUNITIES
            2006                  0.50%    0.90%    11.94     13.17       72,642       902,388     12.78%     13.23%     0.44%
            2005                  0.50%    0.90%    10.59     11.63       68,045       748,013      0.77%      1.18%     0.75%
            2004                  0.50%    0.90%    10.51     11.33       65,843       714,584     11.46%     11.62%     0.37%
            2003                  0.75%    0.90%     9.43     10.15       47,047       452,630     26.25%     26.44%     0.23%
            2002                  0.75%    0.90%     7.47      7.48       29,215       219,831    -30.32%    -30.22%     0.03%
MFS VIT EMERGING GROWTH
            2006                  0.50%    0.90%     9.23     13.49    1,167,363    11,734,895      6.92%      7.36%     0.00%
            2005                  0.50%    0.90%     8.62     12.60    1,318,447    12,351,770      8.21%      8.64%     0.00%
            2004                  0.50%    0.90%     7.95     11.63    1,450,598    12,532,454     11.95%     12.12%     0.00%
            2003                  0.75%    0.90%     7.09     10.37    1,492,145    11,504,139     29.06%     29.25%     0.00%
            2002                  0.75%    0.90%     5.49      6.93    1,483,638     8,737,974    -34.35%    -34.26%     0.00%
MFS VIT TOTAL RETURN
            2006                  0.50%    1.00%    11.61     16.50    2,007,091    28,589,897     10.78%     11.34%     2.32%
            2005                  0.50%    1.00%    10.72     14.87    1,987,322    25,878,371      1.80%      2.31%     1.95%
            2004                  0.50%    1.00%    11.85     14.58    1,721,804    22,546,236     10.22%     10.49%     1.61%
            2003                  0.75%    1.00%    10.73     13.20    1,518,791    18,203,679     15.17%     15.45%     1.60%
            2002                  0.75%    1.00%     9.29     11.44    1,259,504    13,389,379     -6.13%     -5.88%     1.66%
MFS VIT UTILITIES
            2006                  0.50%    0.90%    15.31     23.93    1,035,763    19,715,668     30.08%     30.60%     2.00%
            2005                  0.50%    0.90%    11.97     18.37    1,128,642    16,432,850     15.79%     16.26%     0.59%
            2004                  0.50%    0.90%    10.32     15.84      834,236    10,778,886     29.04%     29.23%     1.43%
            2003                  0.75%    0.90%     7.99     12.26      765,495     7,676,654     34.68%     34.88%     2.26%
            2002                  0.75%    0.90%     5.92      8.57      672,757     4,989,699    -23.45%    -23.33%     2.61%
NB AMT MID-CAP GROWTH
            2006                  0.50%    1.00%    11.56     15.71    1,432,631    19,406,657     13.57%     14.12%     0.00%
            2005                  0.50%    1.00%    10.15     13.83    1,376,586    16,353,094     12.61%     13.17%     0.00%
            2004                  0.50%    1.00%     8.99     12.28    1,307,449    13,727,168     15.15%     15.44%     0.00%
            2003                  0.75%    1.00%     7.79     10.67    1,151,773    10,401,154     26.81%     27.11%     0.00%
            2002                  0.75%    1.00%     6.13      8.41      927,045     6,568,907    -30.05%    -29.87%     0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
NB AMT PARTNERS
            2006                  0.75%    0.90%   $14.27    $16.90     182,280    $ 2,723,511     11.24%     11.40%     0.70%
            2005                  0.75%    0.90%    12.81     15.19     192,816      2,580,726     16.99%     17.16%     1.08%
            2004                  0.75%    0.90%    10.93     12.99     134,332      1,544,444     17.91%     18.09%     0.01%
            2003                  0.75%    0.90%     9.26     11.01     153,136      1,491,517     33.88%     34.08%     0.00%
            2002                  0.75%    0.90%     6.90      8.23     145,668      1,064,384    -24.82%    -24.71%     0.51%
NB AMT REGENCY
            2006                  0.50%    0.90%    12.75     18.71     609,553     10,221,332     10.17%     10.61%     0.42%
            2005                  0.50%    0.90%    12.42     16.95     538,226      8,365,230     11.00%     11.44%     0.09%
            2004                  0.50%    0.90%    13.95     15.25     405,892      5,797,497     21.26%     21.45%     0.02%
            2003                  0.75%    0.90%    11.48     12.56     312,388      3,680,321     34.63%     34.83%     0.00%
            2002                  0.75%    0.90%     9.30      9.31      86,213        783,244    -11.36%    -11.22%     0.07%
PIMCO VIT OPCAP GLOBAL EQUITY
            2006                  0.80%    0.80%    16.67     16.67      35,510        592,015     20.10%     20.10%     0.86%
            2005                  0.80%    0.80%    13.88     13.88      52,340        726,576      6.18%      6.18%     0.34%
            2004                  0.80%    0.80%    13.07     13.07      57,126        746,862     11.64%     11.64%     0.52%
            2003                  0.80%    0.80%    11.71     11.71      57,184        669,695     30.50%     30.50%     0.63%
            2002                  0.80%    0.80%     8.97      8.97      63,908        573,514    -18.07%    -18.07%     0.50%
PIMCO VIT OPCAP MANAGED
            2006                  0.80%    0.80%    13.00     13.00      62,324        810,320      8.78%      8.78%     1.71%
            2005                  0.80%    0.80%    11.95     11.95      66,037        789,317      4.44%      4.44%     1.17%
            2004                  0.80%    0.80%    11.44     11.44      72,567        830,474      9.88%      9.88%     1.39%
            2003                  0.80%    0.80%    10.41     10.41      63,899        665,512     20.78%     20.78%     1.78%
            2002                  0.80%    0.80%     8.62      8.62      83,177        717,219    -17.54%    -17.54%     1.83%
PUTNAM VT GROWTH & INCOME CLASS IB
            2006                  0.75%    0.90%    13.62     14.14     237,088      3,272,973     14.87%     15.04%     1.51%
            2005                  0.75%    0.90%    11.86     12.29     227,366      2,728,631      4.29%      4.44%     1.54%
            2004                  0.75%    0.90%    11.37     11.77     213,202      2,448,475     10.12%     10.28%     1.53%
            2003                  0.75%    0.90%    10.32     10.67     190,562      1,984,018     26.24%     26.43%     1.22%
            2002                  0.75%    0.90%     8.18      8.19      75,507        621,130    -19.71%    -19.59%     1.72%
PUTNAM VT HEALTH SCIENCES CLASS IB
            2006                  0.75%    0.90%    11.32     12.62     181,608      2,167,284      1.87%      2.02%     0.32%
            2005                  0.75%    0.90%    11.12     12.37     195,975      2,290,195     12.18%     12.35%     0.05%
            2004                  0.75%    0.90%     9.91     11.01     119,267      1,233,697      6.16%      6.32%     0.16%
            2003                  0.75%    0.90%     9.33     10.36     106,719      1,028,200     17.33%     17.50%     0.44%
            2002                  0.75%    0.90%     7.95      7.97      45,668        369,125    -21.06%    -20.94%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                       AGGREGATE     AGGREGATE
                                                        COST OF       PROCEEDS
                                                       PURCHASES     FROM SALES
-------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         $20,498,934   $ 2,529,360
AIM V.I. Core Equity                                   24,703,544     2,740,379
AIM V.I. Diversified Income                               160,412        54,135
AIM V.I. International Growth                           1,823,580     1,217,338
ABVPSF Global Technology Class A                          711,334       545,954
ABVPSF Growth and Income Class A                        4,094,107     1,836,118
ABVPSF International Value Class A                      1,722,359       315,964
ABVPSF Large Cap Growth Class A                           746,200       988,420
ABVPSF Small/Mid Cap Value Class A                      3,706,664     1,462,794
American Century VP Inflation Protection                2,406,835       640,367
American Funds Global Growth Class 2                    3,449,071       772,774
American Funds Global Small Capitalization Class 2      7,939,039     4,304,821
American Funds Growth Class 2                          18,663,467    11,045,506
American Funds Growth-Income Class 2                   15,230,232     9,967,725
American Funds International Class 2                   12,239,304     6,299,169
Baron Capital Asset                                       962,421     1,431,387
Delaware VIPT Capital Reserves                            240,151       169,019
Delaware VIPT Diversified Income                        3,281,169       724,627
Delaware VIPT Emerging Markets                          6,408,951     6,569,382
Delaware VIPT High Yield                                3,685,858     1,302,019
Delaware VIPT REIT                                      7,681,495     3,678,080
Delaware VIPT Small Cap Value                          10,440,516     6,436,107
Delaware VIPT Trend                                     2,682,724     4,127,526
Delaware VIPT U.S. Growth                                 360,920       400,169
Delaware VIPT Value                                     5,693,513     1,461,381
DWS VIP Equity 500 Index                                9,424,171    14,792,559
DWS VIP Small Cap Index                                 4,159,277     2,806,484
Fidelity VIP Asset Manager                                102,139       119,729
Fidelity VIP Contrafund Service Class                  16,477,830     5,402,144
Fidelity VIP Equity-Income                              1,046,395     1,263,074
Fidelity VIP Equity-Income Service Class                2,355,177     1,135,671
Fidelity VIP Growth Service Class                       1,317,898     1,293,449
Fidelity VIP Growth Opportunities Service Class           389,795     1,265,474
Fidelity VIP High Income Service Class                    399,877       551,772
Fidelity VIP Investment Grade Bond                        380,658       337,240
Fidelity VIP Mid Cap Service Class                      2,887,495       527,386
Fidelity VIP Overseas Service Class                     2,147,113     1,290,184
FTVIPT Franklin Income Securities                         908,979       213,329
FTVIPT Franklin Small-Mid Cap Growth Securities         1,888,741     1,224,893
FTVIPT Mutual Shares Securities                           702,378        12,083
FTVIPT Templeton Foreign Securities                       337,509       528,298
FTVIPT Templeton Foreign Securities Class 2               754,504     1,736,083
FTVIPT Templeton Global Asset Allocation                  314,306       333,981
FTVIPT Templeton Global Income Securities                 833,660       163,758
FTVIPT Templeton Growth Securities                      2,900,574     1,503,779
FTVIPT Templeton Growth Securities Class 2                614,772       605,693
Janus Aspen Series Balanced                             1,087,099     2,707,217
Janus Aspen Series Balanced Service Shares              1,714,231     2,572,533
Janus Aspen Series Global Technology Service Shares       190,431       346,160
Janus Aspen Series Mid Cap Growth Service Shares          685,888     1,025,053
Janus Aspen Series Worldwide Growth                       934,728     2,057,730
Janus Aspen Series Worldwide Growth Service Shares        499,631       588,921
Lincoln VIPT Aggressive Growth                            209,170       134,222
Lincoln VIPT Aggressive Profile                         1,118,960       100,575
Lincoln VIPT Bond                                      12,935,449     5,875,991
Lincoln VIPT Capital Appreciation                         539,447       909,181
Lincoln VIPT Conservative Profile                          98,327         8,434
Lincoln VIPT Core                                         146,266        11,525

                                                       AGGREGATE     AGGREGATE
                                                        COST OF       PROCEEDS
                                                       PURCHASES     FROM SALES
-------------------------------------------------------------------------------
Lincoln VIPT Equity-Income                            $ 1,461,571   $   911,946
Lincoln VIPT Global Asset Allocation                      726,732       278,024
Lincoln VIPT Growth                                        98,518        51,279
Lincoln VIPT Growth and Income                            611,496        16,856
Lincoln VIPT Growth Opportunities                         180,746       104,883
Lincoln VIPT International                              7,290,922     2,849,782
Lincoln VIPT Moderate Profile                           5,630,356     1,100,756
Lincoln VIPT Moderately Aggressive Profile              5,983,251     1,007,442
Lincoln VIPT Money Market                              60,341,501    54,994,741
Lincoln VIPT Social Awareness                             938,818       718,512
M Fund Brandes International Equity                       878,788       397,046
M Fund Business Opportunity Value                         361,793        62,490
M Fund Frontier Capital Appreciation                      486,278        45,327
M Fund Turner Core Growth                                 324,783       189,465
MFS VIT Capital Opportunities                             128,102        74,480
MFS VIT Emerging Growth                                   954,070     2,414,637
MFS VIT Total Return                                    5,592,429     4,503,461
MFS VIT Utilities                                       5,173,255     5,627,067
NB AMT Mid-Cap Growth                                   3,706,793     3,117,489
NB AMT Partners                                           867,256       720,642
NB AMT Regency                                          3,137,806     1,713,911
PIMCO VIT OPCAP Global Equity                             193,067       349,841
PIMCO VIT OPCAP Managed                                   139,100        93,671
Putnam VT Growth & Income Class IB                        422,914       208,310
Putnam VT Health Sciences Class IB                        302,680       474,860

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                    NET        FAIR
                                                        SHARES     ASSET     VALUE OF      COST OF
                                                        OWNED      VALUE      SHARES        SHARES
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           783,725   $26.22   $20,549,273   $20,532,089
AIM V.I. Core Equity                                    875,288    27.22    23,825,333    21,967,343
AIM V.I. Diversified Income                              85,402     8.28       707,128       784,939
AIM V.I. International Growth                           332,018    29.43     9,771,292     5,861,560
ABVPSF Global Technology Class A                         97,517    17.23     1,680,221     1,416,665
ABVPSF Growth and Income Class A                        592,851    27.19    16,119,616    13,449,307
ABVPSF International Value Class A                       63,021    24.96     1,573,016     1,426,122
ABVPSF Large Cap Growth Class A                          80,678    26.87     2,167,829     1,909,652
ABVPSF Small/Mid Cap Value Class A                      559,848    18.08    10,122,052     8,745,654
American Century VP Inflation Protection                554,926    10.09     5,599,204     5,717,729
American Funds Global Growth Class 2                    297,744    23.29     6,934,452     5,724,022
American Funds Global Small Capitalization Class 2    1,016,694    24.64    25,051,351    16,893,391
American Funds Growth Class 2                         1,559,703    64.08    99,945,738    75,559,654
American Funds Growth-Income Class 2                  1,929,400    42.19    81,401,374    64,832,280
American Funds International Class 2                  1,901,559    21.94    41,720,211    30,502,602
Baron Capital Asset                                     191,518    32.30     6,186,016     4,182,474
Delaware VIPT Capital Reserves                           12,416     9.71       120,706       120,696
Delaware VIPT Diversified Income                        779,885     9.83     7,666,266     7,268,451
Delaware VIPT Emerging Markets                          811,035    22.24    18,037,425    12,211,735
Delaware VIPT High Yield                              2,110,167     6.20    13,083,038    12,003,242
Delaware VIPT REIT                                    1,255,941    22.86    28,710,805    20,832,926
Delaware VIPT Small Cap Value                         1,298,745    33.42    43,404,051    33,093,700
Delaware VIPT Trend                                     635,642    35.00    22,247,456    17,660,361
Delaware VIPT U.S. Growth                               101,493     7.96       807,882       724,233
Delaware VIPT Value                                     602,215    22.98    13,838,909    11,230,710
DWS VIP Equity 500 Index                              3,972,938    14.97    59,474,887    48,008,576
DWS VIP Small Cap Index                                 867,406    16.12    13,982,588    11,029,738

                                                                    NET        FAIR
                                                        SHARES     ASSET     VALUE OF      COST OF
                                                        OWNED      VALUE      SHARES        SHARES
----------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager                               47,645   $15.71   $   748,501   $   722,756
Fidelity VIP Contrafund Service Class                 1,542,141    31.38    48,392,378    40,447,949
Fidelity VIP Equity-Income                              206,365    26.20     5,406,765     4,895,141
Fidelity VIP Equity-Income Service Class                291,033    26.11     7,598,876     6,757,334
Fidelity VIP Growth Service Class                       210,557    35.72     7,521,088     6,593,211
Fidelity VIP Growth Opportunities Service Class         213,830    18.14     3,878,875     3,559,444
Fidelity VIP High Income Service Class                  254,882     6.32     1,610,857     1,642,931
Fidelity VIP Investment Grade Bond                      208,231    12.76     2,657,028     2,634,680
Fidelity VIP Mid Cap Service Class                       97,271    34.59     3,364,609     3,220,523
Fidelity VIP Overseas Service Class                     201,963    23.86     4,818,840     3,789,895
FTVIPT Franklin Income Securities                        41,882    17.65       739,216       703,792
FTVIPT Franklin Small-Mid Cap Growth Securities         321,535    22.51     7,237,749     5,944,833
FTVIPT Mutual Shares Securities                          35,325    20.68       730,516       690,491
FTVIPT Templeton Foreign Securities                     211,085    18.99     4,008,495     3,228,051
FTVIPT Templeton Foreign Securities Class 2             388,881    18.72     7,279,854     5,094,462
FTVIPT Templeton Global Asset Allocation                 44,759    21.96       982,917       853,443
FTVIPT Templeton Global Income Securities                91,652    15.73     1,441,692     1,345,455
FTVIPT Templeton Growth Securities                      599,521    16.16     9,688,264     7,399,457
FTVIPT Templeton Growth Securities Class 2              312,938    15.93     4,985,097     3,592,727
Janus Aspen Series Balanced                             448,553    27.89    12,510,147    10,958,395
Janus Aspen Series Balanced Service Shares              235,528    28.83     6,790,280     5,771,790
Janus Aspen Series Global Technology Service Shares     346,909     4.27     1,481,302     1,351,493
Janus Aspen Series Mid Cap Growth Service Shares        109,233    32.19     3,516,219     2,599,423
Janus Aspen Series Worldwide Growth                     442,069    32.47    14,353,979    14,740,920
Janus Aspen Series Worldwide Growth Service Shares      106,527    32.21     3,431,225     2,696,470
Lincoln VIPT Aggressive Growth                           44,612    11.83       527,665       442,431
Lincoln VIPT Aggressive Profile                          97,493    13.15     1,282,324     1,164,876
Lincoln VIPT Bond                                     3,876,607    12.64    49,000,318    49,643,494
Lincoln VIPT Capital Appreciation                       288,861    20.12     5,810,734     6,111,704
Lincoln VIPT Conservative Profile                        12,096    11.39       137,801       129,672
Lincoln VIPT Core                                        14,235    11.77       167,593       153,352
Lincoln VIPT Equity-Income                              320,534    18.23     5,842,382     5,123,483
Lincoln VIPT Global Asset Allocation                    138,433    15.65     2,165,921     1,886,965
Lincoln VIPT Growth                                       5,374    12.43        66,781        62,956
Lincoln VIPT Growth and Income                           18,432    35.16       648,027       606,215
Lincoln VIPT Growth Opportunities                         5,736    13.79        79,073        77,737
Lincoln VIPT International                              854,532    22.70    19,400,441    14,844,182
Lincoln VIPT Moderate Profile                           855,047    12.05    10,300,750     9,527,994
Lincoln VIPT Moderately Aggressive Profile              602,098    12.53     7,543,085     6,940,267
Lincoln VIPT Money Market                             4,072,413    10.00    40,724,127    40,724,127
Lincoln VIPT Social Awareness                           100,273    35.92     3,601,790     2,973,923
M Fund Brandes International Equity                     110,320    20.15     2,222,942     1,946,670
M Fund Business Opportunity Value                        69,654    12.55       874,157       839,023
M Fund Frontier Capital Appreciation                     32,324    24.27       784,509       760,404
M Fund Turner Core Growth                                62,479    17.22     1,075,889       959,805
MFS VIT Capital Opportunities                            58,177    15.51       902,325       715,958
MFS VIT Emerging Growth                                 569,491    20.64    11,754,297    11,970,470
MFS VIT Total Return                                  1,305,327    21.89    28,573,600    25,135,480
MFS VIT Utilities                                       673,331    29.27    19,708,412    13,501,421
NB AMT Mid-Cap Growth                                   834,172    23.26    19,402,835    14,819,749
NB AMT Partners                                         129,003    21.16     2,729,712     2,322,653
NB AMT Regency                                          630,210    16.21    10,215,699     8,411,345
PIMCO VIT OPCAP Global Equity                            34,072    18.14       618,064       504,354
PIMCO VIT OPCAP Managed                                  19,537    41.48       810,387       783,243
Putnam VT Growth & Income Class IB                      111,484    29.36     3,273,181     2,519,185
Putnam VT Health Sciences Class IB                      159,371    13.60     2,167,449     1,877,073

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS        UNITS     NET INCREASE
                                                       ISSUED     REDEEMED      (DECREASE)
------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                        2,661,676     (396,739)   2,264,937
AIM V.I. Core Equity                                 2,799,221     (388,481)   2,410,740
AIM V.I. Diversified Income                             11,530       (5,838)       5,692
AIM V.I. International Growth                          133,897      (98,101)      35,796
ABVPSF Global Technology Class A                        56,036      (40,864)      15,172
ABVPSF Growth and Income Class A                       301,468     (175,930)     125,538
ABVPSF International Value Class A                     163,749      (30,474)     133,275
ABVPSF Large Cap Growth Class A                         68,762      (93,059)     (24,297)
ABVPSF Small/Mid Cap Value Class A                     246,218     (111,210)     135,008
American Century VP Inflation Protection               233,966      (76,980)     156,986
American Funds Global Growth Class 2                   265,034      (65,838)     199,196
American Funds Global Small Capitalization Class 2     496,708     (330,236)     166,472
American Funds Growth Class 2                        1,725,355   (1,196,279)     529,076
American Funds Growth-Income Class 2                 1,301,968   (1,034,690)     267,278
American Funds International Class 2                   831,835     (466,016)     365,819
Baron Capital Asset                                     78,792      (93,696)     (14,904)
Delaware VIPT Capital Reserves                          23,226      (16,578)       6,648
Delaware VIPT Diversified Income                       325,057      (86,033)     239,024
Delaware VIPT Emerging Markets                         322,183     (294,336)      27,847
Delaware VIPT High Yield                               286,236     (134,160)     152,076
Delaware VIPT REIT                                     400,596     (235,796)     164,800
Delaware VIPT Small Cap Value                          544,714     (386,154)     158,560
Delaware VIPT Trend                                    298,380     (364,986)     (66,606)
Delaware VIPT U.S. Growth                               34,032      (38,107)      (4,075)
Delaware VIPT Value                                    444,364     (146,354)     298,010
DWS VIP Equity 500 Index                               954,974   (1,481,703)    (526,729)
DWS VIP Small Cap Index                                235,080     (168,112)      66,968
Fidelity VIP Asset Manager                               9,126      (11,735)      (2,609)
Fidelity VIP Contrafund Service Class                1,048,442     (518,313)     530,129
Fidelity VIP Equity-Income                              34,251     (102,126)     (67,875)
Fidelity VIP Equity-Income Service Class               114,797      (97,222)      17,575
Fidelity VIP Growth Service Class                      161,134     (169,462)      (8,328)
Fidelity VIP Growth Opportunities Service Class         65,337     (174,129)    (108,792)
Fidelity VIP High Income Service Class                  30,979      (56,278)     (25,299)
Fidelity VIP Investment Grade Bond                      28,184      (31,592)      (3,408)
Fidelity VIP Mid Cap Service Class                     221,773      (46,086)     175,687
Fidelity VIP Overseas Service Class                    150,427      (85,297)      65,130
FTVIPT Franklin Income Securities                       86,231      (19,194)      67,037
FTVIPT Franklin Small-Mid Cap Growth Securities        171,459     (112,588)      58,871
FTVIPT Mutual Shares Securities                         67,579       (2,142)      65,437
FTVIPT Templeton Foreign Securities                     32,359      (47,111)     (14,752)
FTVIPT Templeton Foreign Securities Class 2             74,611     (151,040)     (76,429)
FTVIPT Templeton Global Asset Allocation                12,083      (20,832)      (8,749)
FTVIPT Templeton Global Income Securities               78,211      (16,960)      61,251
FTVIPT Templeton Growth Securities                     195,078     (110,098)      84,980
FTVIPT Templeton Growth Securities Class 2              27,788      (38,893)     (11,105)
Janus Aspen Series Balanced                            115,837     (250,606)    (134,769)
Janus Aspen Series Balanced Service Shares             140,264     (214,237)     (73,973)
Janus Aspen Series Global Technology Service Shares     60,454      (90,771)     (30,317)
Janus Aspen Series Mid Cap Growth Service Shares        54,279      (76,661)     (22,382)
Janus Aspen Series Worldwide Growth                    173,802     (300,511)    (126,709)
Janus Aspen Series Worldwide Growth Service Shares      46,291      (57,758)     (11,467)
Lincoln VIPT Aggressive Growth                          17,336      (10,719)       6,617
Lincoln VIPT Aggressive Profile                         94,868      (10,240)      84,628
Lincoln VIPT Bond                                    1,126,229     (636,638)     489,591
Lincoln VIPT Capital Appreciation                       95,506     (139,040)     (43,534)
Lincoln VIPT Conservative Profile                       11,091         (800)      10,291
Lincoln VIPT Core                                       12,995         (682)      12,313
Lincoln VIPT Equity-Income                              76,107      (65,631)      10,476

                                                       UNITS        UNITS     NET INCREASE
                                                       ISSUED     REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
Lincoln VIPT Global Asset Allocation                    53,501      (24,508)     28,993
Lincoln VIPT Growth                                      8,642       (4,943)      3,699
Lincoln VIPT Growth and Income                          54,503       (1,605)     52,898
Lincoln VIPT Growth Opportunities                       13,716       (8,311)      5,405
Lincoln VIPT International                             461,287     (208,460)    252,827
Lincoln VIPT Moderate Profile                          458,643      (67,199)    391,444
Lincoln VIPT Moderately Aggressive Profile             485,196      (80,075)    405,121
Lincoln VIPT Money Market                            6,382,252   (5,967,213)    415,039
Lincoln VIPT Social Awareness                           80,471      (64,218)     16,253
M Fund Brandes International Equity                     50,234      (28,486)     21,748
M Fund Business Opportunity Value                       26,240       (6,184)     20,056
M Fund Frontier Capital Appreciation                    30,269       (3,913)     26,356
M Fund Turner Core Growth                               22,704      (15,443)      7,261
MFS VIT Capital Opportunities                           12,068       (7,471)      4,597
MFS VIT Emerging Growth                                170,526     (321,610)   (151,084)
MFS VIT Total Return                                   414,856     (395,087)     19,769
MFS VIT Utilities                                      334,519     (427,398)    (92,879)
NB AMT Mid-Cap Growth                                  377,860     (321,815)     56,045
NB AMT Partners                                         47,215      (57,751)    (10,536)
NB AMT Regency                                         190,265     (118,938)     71,327
PIMCO VIT OPCAP Global Equity                            9,461      (26,291)    (16,830)
PIMCO VIT OPCAP Managed                                  5,734       (9,447)     (3,713)
Putnam VT Growth & Income Class IB                      25,923      (16,201)      9,722
Putnam VT Health Sciences Class IB                      29,145      (43,512)    (14,367)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                       UNITS        UNITS     NET INCREASE
                                                      ISSUED      REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           40,097      (59,234)    (19,137)
AIM V.I. Diversified Income                             11,820      (23,465)    (11,645)
AIM V.I. International Growth                          158,184     (162,181)     (3,997)
ABVPSF Global Technology Class A                        40,400      (26,211)     14,189
ABVPSF Growth and Income Class A                       520,519     (351,094)    169,425
ABVPSF Large Cap Growth Class A                        139,001     (121,695)     17,306
ABVPSF Small/Mid Cap Value Class A                     278,426     (183,734)     94,692
American Century VP Inflation Protection               332,161     (106,900)    225,261
American Funds Global Growth Class 2                   237,721      (37,025)    200,696
American Funds Global Small Capitalization Class 2     445,632     (285,186)    160,446
American Funds Growth Class 2                        2,041,594   (1,199,079)    842,515
American Funds Growth-Income Class 2                 1,714,621   (1,048,901)    665,720
American Funds International Class 2                 1,057,327     (388,637)    668,690
Baron Capital Asset                                     87,580      (89,997)     (2,417)
Delaware VIPT Capital Reserves                           5,042         (146)      4,896
Delaware VIPT Diversified Income                       421,035      (59,754)    361,281
Delaware VIPT Emerging Markets                         455,018     (125,436)    329,582
Delaware VIPT High Yield                               506,398     (428,638)     77,760
Delaware VIPT REIT                                     450,214     (392,390)     57,824
Delaware VIPT Small Cap Value                          607,899     (511,451)     96,448
Delaware VIPT Trend                                    369,522     (448,484)    (78,962)
Delaware VIPT U.S. Growth                               34,465      (14,577)     19,888
Delaware VIPT Value                                    392,212     (147,076)    245,136
Fidelity VIP Asset Manager                              11,072      (23,160)    (12,088)
Fidelity VIP Contrafund Service Class                1,143,677     (554,650)    589,027
Fidelity VIP Equity-Income                              45,702      (64,647)    (18,945)
Fidelity VIP Equity-Income Service Class               223,709     (146,542)     77,167
Fidelity VIP Growth Service Class                      227,680     (214,154)     13,526
Fidelity VIP Growth Opportunities Service Class         71,368      (95,763)    (24,395)
Fidelity VIP High Income Service Class                  31,581     (138,928)   (107,347)
Fidelity VIP Investment Grade Bond                      35,546      (42,585)     (7,039)
Fidelity VIP Mid Cap Service Class                      80,181       (4,155)     76,026
Fidelity VIP Overseas Service Class                    307,253     (229,037)     78,216

                                                        UNITS        UNITS     NET INCREASE
                                                       ISSUED      REDEEMED    (DECREASE)
-------------------------------------------------------------------------------------------
FTVIPT Franklin Small-Mid Cap Growth Securities         291,971     (177,625)    114,346
FTVIPT Templeton Foreign Securities                      37,081      (66,315)    (29,234)
FTVIPT Templeton Foreign Securities Class 2             103,746     (124,666)    (20,920)
FTVIPT Templeton Global Asset Allocation                 13,366      (11,549)      1,817
FTVIPT Templeton Global Income Securities                68,445         (517)     67,928
FTVIPT Templeton Growth Securities                      179,874     (112,189)     67,685
FTVIPT Templeton Growth Securities Class 2               43,705      (36,496)      7,209
Janus Aspen Series Balanced                             137,306     (261,445)   (124,139)
Janus Aspen Series Balanced Service Shares              186,397     (115,968)     70,429
Janus Aspen Series Global Technology Service Shares      76,759     (118,326)    (41,567)
Janus Aspen Series Mid Cap Growth Service Shares        152,119     (102,180)     49,939
Janus Aspen Series Worldwide Growth                     251,475     (402,642)   (151,167)
Janus Aspen Series Worldwide Growth Service Shares       55,480     (102,747)    (47,267)
Lincoln VIPT Aggressive Growth                           17,257      (11,083)      6,174
Lincoln VIPT Aggressive Profile                          13,345         (264)     13,081
Lincoln VIPT Bond                                     1,843,058   (1,372,433)    470,625
Lincoln VIPT Capital Appreciation                       182,404     (509,489)   (327,085)
Lincoln VIPT Conservative Profile                         3,901          (68)      3,833
Lincoln VIPT Core                                         1,913         (141)      1,772
Lincoln VIPT Equity-Income                               74,283      (77,040)     (2,757)
Lincoln VIPT Global Asset Allocation                     55,230      (42,055)     13,175
Lincoln VIPT Growth                                       2,021         (146)      1,875
Lincoln VIPT Growth and Income                            1,340         (257)      1,083
Lincoln VIPT Growth Opportunities                           538          (49)        489
Lincoln VIPT International                              640,974     (167,285)    473,689
Lincoln VIPT Moderate Profile                           470,615       (8,203)    462,412
Lincoln VIPT Moderately Aggressive Profile              193,038       (2,512)    190,526
Lincoln VIPT Money Market                             8,776,555   (8,666,556)    109,999
Lincoln VIPT Social Awareness                            76,025      (40,375)     35,650
M Fund Brandes International Equity                      92,605       (7,311)     85,294
M Fund Business Opportunity Value                        43,915       (2,713)     41,202
M Fund Frontier Capital Appreciation                      9,900       (2,667)      7,233
M Fund Turner Core Growth                                55,290       (3,882)     51,408
MFS VIT Capital Opportunities                            69,047      (66,845)      2,202
MFS VIT Emerging Growth                                 266,541     (398,692)   (132,151)
MFS VIT Total Return                                    618,402     (352,884)    265,518
MFS VIT Utilities                                       541,584     (247,178)    294,406
NB AMT Mid-Cap Growth                                   445,335     (376,198)     69,137
NB AMT Partners                                          87,563      (29,079)     58,484
NB AMT Regency                                          254,825     (122,491)    132,334
PIMCO VIT OPCAP Global Equity                             9,906      (14,692)     (4,786)
PIMCO VIT OPCAP Managed                                   7,099      (13,629)     (6,530)
Putnam VT Growth & Income Class IB                      124,109     (109,945)     14,164
Putnam VT Health Sciences Class IB                      113,996      (37,288)     76,708
DWS VIP EAFE Equity Index                               297,542     (772,104)   (474,562)
DWS VIP Equity 500 Index                              1,572,825   (1,894,949)   (322,124)
DWS VIP Small Cap Index                                 355,453     (340,193)     15,260

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of The Lincoln National Life Insurance Company

     and

Contract Owners of Lincoln Life Flexible Premium Variable Life Account M

We have audited the accompanying statement of assets and liabilities of Lincoln Life Flexible Premium Variable Life Account M (OVariable AccountO), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable AccountOs management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable AccountOs internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable AccountOs internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life Flexible Premium Variable Life Account M at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                              2006       2005
                                                            --------   ---------
                                                                (IN MILLIONS)
                                                            --------------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $31,204; 2005 --
         $31,267)                                           $ 31,840   $ 32,245
      Equity (cost: 2006 -- $191; 2005 -- $95)                   203        101
   Trading securities                                          2,820      2,985
   Mortgage loans on real estate                               3,571      3,662
   Real estate                                                   175        182
   Policy loans                                                1,898      1,858
   Derivative investments                                         49         41
   Other investments                                             657        423
                                                            --------   --------
         Total Investments                                    41,213     41,497
Cash and invested cash                                         1,308      1,962
Deferred acquisition costs and value of business acquired      4,859      4,418
Premiums and fees receivable                                     283        285
Accrued investment income                                        477        500
Amounts recoverable from reinsurers                            6,798      6,955
Goodwill                                                         919        919
Other assets                                                   1,112      1,091
Assets held in separate accounts                              69,099     56,427
                                                            --------   --------
         Total Assets                                       $126,068   $114,054
                                                            ========   ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                      $ 10,350   $ 10,384
   Investment contract and policyholder funds                 34,753     35,273
                                                            --------   --------
         Total Insurance and Investment Contract
            Liabilities                                       45,103     45,657
Short-term debt                                                   21         34
Long-term debt                                                 1,390      1,250
Reinsurance related derivative liability                         218        278
Funds withheld reinsurance liabilities                         1,816      1,711
Deferred gain on indemnity reinsurance                           759        835
Other liabilities                                              2,069      2,536
Liabilities related to separate accounts                      69,099     56,427
                                                            --------   --------
         Total Liabilities                                   120,475    108,728
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
SHAREHOLDER'S EQUITY:
Common stock -- 10,000,000 shares authorized                      25         25
Retained earnings                                              5,268      4,848
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale          315        452
   Net unrealized gain/(loss) on derivative instruments           (9)         7
   Minimum pension liability adjustment                           --         (6)
   Adjustment to initially apply SFAS 158                         (6)        --
                                                            --------   --------
         Total Accumulated Other Comprehensive Income            300        453
                                                            --------   --------
         Total Shareholder's Equity                            5,593      5,326
                                                            --------   --------
         Total Liabilities and Shareholder's Equity         $126,068   $114,054
                                                            ========   ========

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Insurance premiums                        $   54   $   67   $  158
Insurance fees                             1,841    1,575    1,405
Net investment income                      2,594    2,592    2,593
Realized gain (loss) on investments            2      (16)     (45)
Amortization of deferred gain on
   indemnity reinsurance                      76       77       87
Other revenue and fees                       258      316      275
                                          ------   ------   ------
   Total Revenue                           4,825    4,611    4,473
                                          ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                   2,178    2,122    2,143
Underwriting, acquisition, insurance
   and other expenses                      1,577    1,544    1,475
Interest and debt expense                     80       78       79
                                          ------   ------   ------
   Total Benefits and Expenses             3,835    3,744    3,697
                                          ------   ------   ------
Income before Federal Income Taxes           990      867      776
Federal income taxes                         247      223      193
                                          ------   ------   ------
Income before Cumulative Effect of
   Accounting Changes                        743      644      583
Cumulative Effect of Accounting Changes
   (net of Federal income taxes)              --       --      (26)
                                          ------   ------   ------
   Net Income                             $  743   $  644   $  557
                                          ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                            2006     2005     2004
                                           ------   ------   ------
                                                 (IN MILLIONS)
                                           ------------------------
COMMON STOCK:
Balance at beginning and end-of-year       $   25   $   25   $   25
RETAINED EARNINGS:
Balance at beginning-of-year                4,848    4,385    3,856
Comprehensive income                          596      315      566
Less other comprehensive income (loss)
   (net of federal income tax):
   Net unrealized gain (loss) on
      securities available-for-sale,
      net of reclassification adjustment     (137)    (329)      23
   Net unrealized loss on derivative
      instruments                             (16)      (7)     (10)
   Minimum pension liability adjustment         6        7       (4)
                                           ------   ------   ------
Net Income                                    743      644      557
Additional investment by Lincoln
   National Corporation/Stock
   Compensation                                27       19      122
Dividends declared                           (350)    (200)    (150)
                                           ------   ------   ------
      Balance at End-of-Year                5,268    4,848    4,385
                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE-FOR-SALE:
Balance at beginning-of-year                  452      781      758
Change during the year                       (137)    (329)      23
                                           ------   ------   ------
      Balance at End-of-Year                  315      452      781
                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE
   INSTRUMENTS:
Balance at beginning-of-year                    7       14       24
Change during the year                        (16)      (7)     (10)
                                           ------   ------   ------
      Balance at End-of-Year                   (9)       7       14
                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning-of-year                   (6)     (13)      (9)
Change during the year                          6        7       (4)
                                           ------   ------   ------
      Balance at End-of-Year                   --       (6)     (13)
                                           ------   ------   ------
ADJUSTMENT TO INITIALLY APPLY SFAS 158:        (6)      --       --
                                           ------   ------   ------
Total Shareholder's Equity at End-of-Year  $5,593   $5,326   $5,192
                                           ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2006      2005      2004
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   743   $   644   $   557
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Deferred acquisition costs and value of business
      acquired                                                 (391)     (430)     (350)
   Premiums and fees receivable                                   2        54       112
   Accrued investment income                                     23        (4)       (5)
   Insurance policy and claim reserves                          (14)   (1,082)   (1,347)
   Net trading securities purchases, sales and maturities       165       (72)      (99)
   Cumulative effect of accounting change                        --        --        39
   Investment contract and policyholder funds                   778     1,893     1,536
   Amounts recoverable from reinsurers                          157       101       375
   Federal income taxes                                          43       144       121
   Stock-based compensation expense                              --        18        19
   Depreciation                                                  27        64        48
   Realized gain (loss) on investments and derivative
      instruments                                                (2)       16        59
   Gain on sale of subsidiaries/business                         --        --       (14)
   Amortization of deferred gain                                (76)      (77)      (87)
   Other                                                       (210)     (607)     (275)
                                                            -------   -------   -------
      Net Adjustments                                           502        18       132
                                                            -------   -------   -------
      Net Cash Provided by Operating Activities               1,245       662       689
                                                            -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
   Purchases                                                 (6,487)   (5,725)   (9,001)
   Sales                                                      4,181     3,767     4,740
   Maturities                                                 2,282     2,392     2,468
Purchase of other investments                                  (408)   (1,008)   (1,938)
Sale or maturity of other investments                           104     1,151     2,187
Proceeds from disposition of business                            --        --        10
Other                                                          (155)        9       146
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Investing Activities      (483)      586    (1,388)
                                                            -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt                                      140        --        47
Payment of long-term debt                                        --       (47)       --
Net decrease in short-term debt                                 (13)        2       (10)
Universal life and investment contract deposits               4,791     4,783     4,928
Universal life and investment contract withdrawals           (4,268)   (3,755)   (3,353)
Investment contract transfers                                (1,821)   (1,483)   (1,336)
Increase in cash collateral on loaned securities                 --        45       181
Increase in funds withheld liability                            105       131        87
Capital contribution from shareholder                            --        --       100
Dividends paid to shareholders                                 (350)     (200)     (150)
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Financing Activities    (1,416)     (524)      494
                                                            -------   -------   -------
      Net Increase (Decrease) in Cash and Invested Cash        (654)      724      (205)
                                                            -------   -------   -------
Cash and Invested Cash at Beginning-of-Year                   1,962     1,238     1,443
                                                            -------   -------   -------
      Cash and Invested Cash at End-of-Year                 $ 1,308   $ 1,962   $ 1,238
                                                            =======   =======   =======

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries ("LNL" or the "Company" which may be referred to as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries:
First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively.

On April 3, 2006, LNC acquired the Jefferson-Pilot Corporation ("Jefferson-Pilot"). As a result of this transaction, the following affiliates of Jefferson-Pilot became affiliates of LNC: Jefferson Pilot Financial Insurance Company ("JPFIC"), which is domiciled in Nebraska; Jefferson-Pilot Life Insurance Company ("JPL"), which is domiciled in North Carolina; and JPFIC's wholly owned subsidiary Jefferson-Pilot LifeAmerica Insurance Company ("JP LifeAmerica"), which is domiciled in the state of New Jersey and commercially domiciled in New York.

On January 17, 2007, The Nebraska Insurance Department approved the merger of JPFIC with and into LNL. The Indiana Department of Insurance has not yet issued its final approval due to a limitation in its laws regarding approval of a transaction in excess of 90 days before closing. The anticipated effective date of the proposed transaction is July 2, 2007.

On February 15, 2007, the North Carolina Department of Insurance approved the merger of JPL, with and into LNL. The Indiana Department of Insurance approved the merger on February 15, 2007. The expected effective date of the merger is April 2, 2007.

On February 22, 2007, the New Jersey Department of Banking and Insurance approved a request to redomicle JPLA from New Jersey to New York. The New York Insurance Department is reviewing for approval a request to redomicile JPLA to New York, and then merge Lincoln Life & Annuity Company of New York with and into JPLA. Subject to the New York Insurance Department approval, the effective date of these proposed transactions is April 2, 2007. The surviving merged company will adopt the name Lincoln Life & Annuity Company of New York.

LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Individual Markets and Employer Markets (see Note 11). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, deferred sales inducements, insurance and investment contract liabilities, deferred front end loads, pension plans, income taxes and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain
(loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of DAC and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets.

These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") and the unamortized balance is reported in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of only of DSI as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these policy benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1% of the face amount of insurance in-force, and dividend expenses were $70 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 31% of permanent life insurance in-force at December 31, 2006 and approximately 67% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to shareholder's equity. For additional information on stock-based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, LNC adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). LNC's results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a reduction to accumulated other comprehensive income of $6 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $3 million to $20 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                              AMORTIZED
                                                COST       GAINS   LOSSES   FAIR VALUE
                                              ---------   ------   ------   ----------
                                                            (IN MILLIONS)
                                              ----------------------------------------
2006:
   Corporate bonds                             $24,262    $  807   $(238)     $24,831
   U.S. Government bonds                           141         7      --          148
   Foreign government bonds                        689        58      (2)         745
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             389         3      (5)         387
      Collateralized mortgage obligations        3,156        18     (43)       3,131
      Commercial Mortgage Backed Securities      2,235        37     (19)       2,253
      Other asset-backed securities                130         3      --          133
   State and municipal bonds                       113         2      (1)         114
   Redeemable preferred stocks                      89         9      --           98
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,204       944    (308)      31,840
   Equity securities                               191        14      (2)         203
                                               -------    ------   -----      -------
         Total                                 $31,395    $  958   $(310)     $32,043
                                               =======    ======   =====      =======
2005:
   Corporate bonds                             $24,190    $1,106   $(241)     $25,055
   U.S. Government bonds                           143        12      --          155
   Foreign government bonds                        839        62      (3)         898
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             453         5      (6)         452
      Collateralized mortgage obligations        2,982        25     (34)       2,973
      Commercial Mortgage Backed Securities      2,350        52     (20)       2,382
      Other asset-backed securities                 99         3      --          102
   State and municipal bonds                       123         4      (1)         126
   Redeemable preferred stocks                      88        14      --          102
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,267     1,283    (305)      32,245
Equity securities                                   95         6      --          101
                                               -------    ------   -----      -------
         Total                                 $31,362    $1,289   $(305)     $32,346
                                               =======    ======   =====      =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Due in one year or less                    $ 1,052    $ 1,056
Due after one year through  five years       6,605      6,759
Due after five years through  ten years      8,538      8,630
Due after ten years                          9,099      9,491
                                           -------    -------
   Subtotal                                 25,294     25,936
Asset and mortgage-backed securities         5,910      5,904
                                           -------    -------
   Total                                   $31,204    $31,840
                                           =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Below 5%                                    $   91     $   91
5%-6%                                        2,458      2,419
6%-7%                                        2,179      2,178
Above 7%                                     1,182      1,216
                                            ------     ------
   Total                                    $5,910     $5,904
                                            ======     ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

    NAIC           RATING AGENCY
DESIGNATION   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $19,335       60.7%
     2        BBB                         10,147       31.9%
     3        BB                           1,420        4.5%
     4        B                              748        2.3%
     5        CCC and lower                  169        0.5%
     6        In or near default              21        0.1%
                                         -------      -----
                                         $31,840      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $1,970   $1,959   $1,932
Equity securities  available-for-sale              10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     271      288      350
Real estate                                        37       48       25
Policy loans                                      120      118      119
Invested cash                                      53       46       21
Other investments                                  61       61       54
                                               ------   ------   ------
   Investment revenue                           2,703    2,703    2,682
Investment expense                                109      111       89
                                               ------   ------   ------
   Net investment income                       $2,594   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Corporate bonds                         $2,140   $2,282
U.S. Government bonds                      331      322
Foreign government bonds                    45       52
Asset and mortgage-backed securities:
   Mortgage pass-through securities         24       29
   Collateralized mortgage obligations     111      113
   Commercial Mortgage Backed Securities   133      149
   Other asset-backed securities             8        9
State and municipal bonds                   18       19
Redeemable preferred stocks                  8        8
                                        ------   ------
      Total fixed maturity securities    2,818    2,983
Equity securities                            2        2
                                        ------   ------
      Total                             $2,820   $2,985
                                        ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                                                    2006    2005   2004
                                                                    ----    ----   -----
                                                                        (IN MILLIONS)
                                                                    --------------------
Realized loss on investments and derivative instruments             $(2)   $(21)   $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5      (1)
Gain on sale of subsidiaries/business                                --      --      14
                                                                    ---    ----    ----
Total realized gain (loss) on investments                           $ 2    $(16)   $(45)
                                                                    ===    ====    ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                -----   ----   -----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale
   Gross gain                                    $103   $113   $ 107
   Gross loss                                     (82)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Other investments                                   9     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (31)   (52)    (51)
Investment expenses                                (2)    (9)    (10)
                                                -----   ----   -----
Total Investments                                  (2)   (20)    (47)
Derivative instruments net of  associated
   amortization of  deferred acquisition
   costs                                           --     (1)    (11)
                                                -----   ----   -----
   Total investments and derivative
      instruments                                $ (2)  $(21)  $ (58)
                                                =====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                2006   2005   2004
                                ----   ----   ----
                                   (IN MILLIONS)
                                ------------------
Fixed maturity securities        $56    $19    $67
available-for-sale
Mortgage loans on real estate      1     (6)    (2)
                                 ---    ---    ---
Total                            $57    $13    $65
                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                             2006    2005   2004
                            -----   -----   ----
                                (IN MILLIONS)
                            --------------------
Fixed maturity securities   $(342)  $(839)   $61
Equity securities               6      (6)    (6)
                            -----   -----    ---
Total                       $(336)  $(845)   $55
                            =====   =====    ===

For securities available for sale held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST          COST        LOSS           LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                          (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
less than or equal to
 90 days                     $ 3,646     27.5%   $ 3,672        27.0%       $ (26)          8.4%
greater than 90 days but
 less than or equal 180 days     112      0.8%       115         0.9%          (3)          1.0%
greater than 180 days but
 less than or equal 270 days     842      6.3%       861         6.3%         (19)          6.1%
greater than 270 days but
 less than or equal 1 year     1,456     11.0%     1,492        11.0%         (36)         11.6%
greater than 1 year            7,226     54.4%     7,452        54.8%        (226)         72.9%
                             -------    -----    -------       -----        -----         -----
   Total                     $13,282    100.0%   $13,592       100.0%       $(310)        100.0%
                             =======    =====    =======       =====        =====         =====
2005
less than or equal to
 90 days                     $ 3,006     27.6%   $ 3,039        27.1%       $ (33)         10.8%
greater than 90 days but
 less than or equal 180 days   5,152     47.4%     5,258        47.1%        (106)         34.8%
greater than 180 days but
 less than or equal 270 days     374      3.4%       384         3.4%         (10)          3.3%
greater than 270 days but
 less than or equal 1 year       789      7.2%       822         7.3%         (33)         10.8%
greater than 1 year            1,570     14.4%     1,693        15.1%        (123)         40.3%
                             -------    -----    -------       -----        -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%       $(305)        100.0%
                             =======    =====    =======       =====        =====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                               OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                     MONTHS                 MONTHS                  TOTAL
                                              --------------------   --------------------   ---------------------
                                                           GROSS                  GROSS                   GROSS
                                                FAIR    UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
                                               VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                              -------   ----------   -------   ----------   --------   ----------
                                                                         (IN MILLIONS)
                                              -------------------------------------------------------------------
2006:
   Corporate bonds                            $ 4,527    $   (71)    $ 4,892    $  (167)    $  9,419     $(238)
   U.S. Government bonds                            3         --          --         --            3        --
   Foreign government bonds                        56         (1)         62         (1)         118        (2)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             63         --         223         (5)         286        (5)
      Collateralized mortgage obligations         890         (7)      1,320        (36)       2,210       (43)
      Commercial Mortgage Backed Securities       451         (3)        663        (16)       1,114       (19)
      Other asset-backed securities                --         --          21         --           21        --
   State and municipal bonds                       16         --          44         (1)          60        (1)
   Redeemable preferred stocks                     --         --           1         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        6,006        (82)      7,226       (226)      13,232      (308)
Equity securities                                  50         (2)         --         --           50        (2)
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 6,056    $   (84)    $ 7,226    $  (226)    $ 13,282     $(310)
                                              =======    =======     =======    =======     ========     =====
2005:
   Corporate bonds                            $ 6,300    $  (132)    $ 1,235    $  (109)    $  7,535     $(241)
   U.S. Government bonds                           --         --          --         --           --        --
   Foreign government bonds                       169         (3)         38         --          207        (3)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            320         (4)         39         (2)         359        (6)
      Collateralized mortgage obligations       1,589        (27)        145         (7)       1,734       (34)
      Commercial Mortgage Backed Securities       888        (16)        100         (4)         988       (20)
      Other asset-backed securities                23         --          --         --           23        --
   State and municipal bonds                       31         --          13         (1)          44        (1)
   Redeemable preferred stocks                      1         --          --         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        9,321       (182)      1,570       (123)      10,891      (305)
Equity securities                                  --         --          --         --           --        --
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 9,321    $  (182)    $ 1,570    $  (123)    $ 10,891     $(305)
                                              =======    =======     =======    =======     ========     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 - Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real estate" and "Other assets," which includes property and equipment, include accumulated depreciation as follows:

                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Real estate               $ 25   $ 19
Property and equipment     240    255


Impaired mortgage loans along with the related allowance for losses are as follows:

                                            2006   2005
                                            ----   ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses     $27    $66
Allowance for losses                          (1)    (9)
                                             ---    ---
   Net impaired loans                        $26    $57
                                             ===    ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Balance at beginning-of-year          $ 9    $15    $17
Provisions for losses                   1      2      5
Releases due to principal paydowns     (9)    (8)    (7)
                                      ---    ---    ---
   Balance at end-of-year             $ 1    $ 9    $15
                                      ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                  (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $41    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $15 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,072 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense is as follows:

                       2006   2005   2004
                       ----   ----   ----
                          (IN MILLIONS)
                       ------------------
Current                $148   $111   $ 98
Deferred                 99    112     95
                       ----   ----   ----
   Total tax expense   $247   $223   $193
                       ====   ====   ====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $347   $303   $272
Effect of:
   Tax-preferred investment income    (80)   (63)   (69)
   Tax credits                        (16)   (14)   (14)
   Other                               (4)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $247   $223   $193
                                     ====   ====   ====
      Effective tax rate               25%    26%    25%

The Federal income tax liability, included in other liabilities on the Consolidated Balance Sheets is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                         -----------
Current                                   $20    $77
Deferred                                   28     24
                                          ---   ----
   Total Federal income tax liability     $48   $101
                                          ===   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,275   $1,206
Reinsurance deferred gain                                 265      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      111      100
Ceding commission asset                                     9       11
Other                                                      89       53
                                                        -----    -----
   Total deferred tax assets                            1,839    1,774
                                                        -----    -----
Deferred tax liabilities:
Deferred acquisition costs                              1,208      998
Net unrealized gain on securities available-for-sale      230      351
Trading security gains                                     74       91
Present value of business in-force                        238      260
Other                                                     117       98
                                                        -----    -----
   Total deferred tax liabilities                       1,867    1,798
                                                        -----    -----
Net deferred tax liability                             $   28   $   24
                                                       ======   ======

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  --   $   1   $  --
Insurance ceded                      (827)   (767)   (640)
                                    -----   -----   -----
   Net reinsurance
      premiums and fees             $(827)  $(766)  $(640)
                                    =====   =====   =====

The 2005 and 2004 amounts reported above for insurance ceded to other companies have been adjusted to conform to the 2006 presentation. These adjustments had no effect on insurance premiums, fees or net income presented in the Consolidated Statements of Income as the gross premiums and fees were offset by equal amounts.

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2006 and 2005 and $0.6 billion for 2004.

A roll forward of DAC is as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                         (IN MILLIONS)
                                   ------------------------
Balance at beginning-of-year       $3,676   $2,904   $2,552
Deferral                            1,062      934      868
Amortization                         (608)    (427)    (415)
Adjustment related to realized
   gains on securities
   available-for-sale                 (39)     (48)     (46)
Adjustment related to unrealized
   losses on securities
   available-for-sale                  90      313      (16)
Cumulative effect of
   accounting change                   --       --      (39)
                                   ------   ------   ------
Balance at end-of-year             $4,181   $3,676   $2,904
                                   ======   ======   ======

A roll forward of VOBA is as follows:

                                 2006   2005    2004
                                 ----   ----   -----
                                    (IN MILLIONS)
                                 -------------------
Balance at beginning-of-year     $742   $819   $ 922
   Amortization, net              (63)   (77)   (103)
   Adjustment related to
      realized gains on
      securities
      available-for-sale           (1)    --      --
                                 ----   ----   -----
Balance at end-of-year           $678   $742   $ 819
                                 ====   ====   =====

Future estimated amortization of VOBA is as follows (in millions):

2007-$63   2008-$66          2009-$64
2010-$62   2011-$41   Thereafter-$382

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $39 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of DSI, included in Other assets on the Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                 (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $129   $ 85   $ 45
   Capitalized                   70     60     50
   Amortization                 (21)   (16)   (10)
                               ----   ----   ----
Balance at end-of-year         $178   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, acquisition, insurance and other expenses," are as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                        (IN MILLIONS)
                                   ------------------------
Commissions                        $1,043   $  899   $1,208
General and administrative
   expenses                           816      966      532
DAC and VOBA deferrals,
   net of amortization               (391)    (431)    (350)
Taxes, licenses and fees               96       81       85
Restructuring charges - includes
   merger-integration expenses         13       29       --
                                   ------   ------   ------
   Total                           $1,577   $1,544   $1,475
                                   ======   ======   ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                         2006   2005
                         ----   ----
                        (IN MILLIONS)
                         -----------
Individual Markets:
   Life Insurance        $855   $855
   Annuities               44     44
Employer Markets:
   Retirement Products     20     20
                         ----   ----
   Total                 $919   $919
                         ====   ====

Details underlying the balance sheet caption, "Insurance contract and policyholder funds," are as follows:

                              2006      2005
                            -------   -------
                              (IN MILLIONS)
                            -----------------
Premium deposit funds       $20,499   $21,755
Other policyholder funds     13,666    12,975
Deferred front end loads        486       432
Undistributed earnings on
   participating business       102       111
                            -------   -------
   Total                    $34,753   $35,273
                            =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                          2006     2005
                                         ------   ------
                                          (IN MILLIONS)
                                         ---------------
Short-term debt                          $   21   $   34
                                         ======   ======
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                    $  140   $   --
Surplus notes due Lincoln National
   Corporation:
   6.56% surplus note, due 2028             500      500
   6.03% surplus note, due 2028             750      750
                                         ------   ------
Total Surplus Notes                       1,250    1,250
                                         ------   ------
   Total long-term debt                  $1,390   $1,250
                                         ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                       2006    2005
                                      -----   -----
                                    IN EVENT OF DEATH
                                  ---------------------
                                  (DOLLARS IN BILLIONS)
                                  ---------------------
Return of net deposit
   Account value                      $38.3   $31.9
   Net amount at risk                   0.1     0.1
   Average attained age of
      contractholders                    54      53
Return of net deposits plus a
   minimum return
   Account value                      $ 0.4   $ 0.3
   Net amount at risk                    --      --
   Average attained age of
      contractholders                    67      66
Guaranteed minimum return                 5%      5%
Highest specified anniversary
   account value minus
   withdrawals post anniversary
   Account value                      $22.5   $18.8
   Net amount at risk                   0.2     0.3
   Average attained age of
      contractholders                    64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                      2006    2005
                                     -----   ------
                                     (IN BILLIONS)
                                     --------------
Asset Type
Domestic equity                      $39.0   $32.2
International equity                   5.9     4.2
Bonds                                  6.4     5.1
                                     -----   -----
   Total                              51.3    41.5
                                     -----   -----
Money market                           5.6     4.0
                                     -----   -----
   Total                             $56.9   $45.5
                                     =====   =====
Percent of total variable
   annuity separate account values      87%     87%
                                     =====   =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                 GMDB
                             2006    2005
                            -----   ------
                            (IN MILLIONS)
                            --------------
Total:
   Balance at January 1     $ 15     $ 18
   Changes in reserves        14        9
   Benefits paid              (6)    $(12)
                            ----     ----
   Balance at December 31   $ 23     $ 15
                            ====     ====
Ceded:
   Balance at January 1     $(15)    $(18)
   Changes in reserves       (12)      (9)
   Benefits paid               6       12
                            ----     ----
   Balance at December 31   $(21)    $(15)
                            ====     ====
Net:
   Balance at January 1     $ --     $ --
   Changes in reserves         2       --
   Benefits paid              --       --
                            ----     ----
   Balance at December 31   $  2     $ --
                            ====     ====

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its insurance agents, are included in various benefit plans sponsored by LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company `s insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains a funded defined benefit pension plan for most of its U.S. employees (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. LNL sponsors a defined benefit pension plan which, prior to January 1, 1995, covered most full-time insurance agents of the Company. All benefits applicable to this plan were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"), and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information with respect to plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                                   OTHER
                                                                 PENSION      POSTRETIREMENT
                                                                BENEFITS         BENEFITS
                                                              -------------   --------------
                                                               2006    2005    2006    2005
                                                              -----   -----   -----   ------
                                                                      (IN MILLIONS)
                                                              ------------------------------
Change in plan assets:
   Fair value of plan assets at beginning-of-year             $  93   $  82   $  --   $  --
   Actual return on plan assets                                  12       6      --      --
   Company contributions                                         --      10       2       2
   Benefits paid                                                 (5)     (5)     (2)     (2)
                                                              -----   -----   -----   -----
      Fair value of plan assets at end-of-year                $ 100   $  93   $  --   $  --
                                                              =====   =====   =====   =====
Change in benefit obligation:
   Benefit obligation at beginning-of-year                    $  92   $  87   $  22   $  19
   Interest cost                                                  5       5       1       1
   Plan participants' contributions                              --      --       1       1
   Actuarial (gains)/ losses                                     (2)      4      (3)      3
   Benefits paid                                                 (5)     (4)     (2)     (2)
                                                              -----   -----   -----   -----
      Benefit obligation at end-of-year                       $  90   $  92   $  19   $  22
                                                              =====   =====   =====   =====
   Funded status of the plans                                 $  10   $   1   $ (19)  $ (22)
   Unrecognized net actuarial losses                                     20              (1)
                                                                      -----           -----
   Prepaid (accrued) benefit cost                                        21             (23)
   Other assets                                                  11      --      --      --
   Other liabilities                                             (1)     --     (19)     --
                                                              -----   -----   -----   -----
      Amounts recognized in the Consolidated Balance Sheets   $  10   $  21   $ (19)  $ (23)
                                                              =====   =====   =====   =====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                                8              (2)
                                                              -----           -----
      Total                                                   $   8           $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                              5.75%   6.00%   5.75%   6.00%
   Expected return on plan assets                              8.00%   8.25%     --      --
Rate of increase in compensation                               4.00%   4.00%   4.00%   4.00%

The Company uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1               $(1)
Effect on total service and interest
   cost components                            --                --

As discussed in Note 2, we applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Consolidated Balance Sheets at December 31, 2006 is as follows:

                                           BEFORE                    AFTER
                                        APPLICATION               APPLICATION
                                             OF        SFAS 158        OF
                                          SFAS 158   ADJUSTMENTS    SFAS 158
                                        -----------  -----------  -----------
                                                    (IN MILLIONS)
                                        -------------------------------------
Other assets                              $  1,101       $11        $  1,112
Total assets                               126,057        11         126,068
Other liabilities                            2,052        17           2,069
Total liabilities                          120,458        17         120,475
Accumulated other comprehensive income         306        (6)            300
Total shareholder's equity                   5,599        (6)          5,593

Information for the Company's agent pensi on plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
Accumulated benefit obligation    $ 1    $ 1
Projected benefit obligation        1      1
Fair value of plan assets          --     --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                        PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                       ------------------   -----------------------------
                                                                       2006   2005   2004        2006   2005   2004
                                                                       ----   ----   ----        ----   ----   ----
                                                                                          (IN MILLIONS)
                                                                       --------------------------------------------------
Service cost                                                           $ 18   $ 17   $ 17         $ 1    $ 2    $ 2
Interest cost                                                            29     29     28           5      5      5
Expected return on plan assets                                          (38)   (38)   (35)         --     --     --
Amortization of prior service cost                                       (2)    (2)    (2)         --     --     --
Recognized net actuarial (gains) losses                                   4      2      1           1     --     (1)
Recognized actuarial (gain) loss due to special termination benefits      2     --     --          --     --     --
                                                                       ----   ----   ----         ---    ---    ---
Net periodic benefit expense                                           $ 13   $  8   $  9         $ 7    $ 7    $ 6
                                                                       ====   ====   ====         ===    ===    ===

We maintain a defined contribution plan for our insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million in 2006, 2005 and 2004, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan asset allocations for the Company's agent plan at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
Equity securities             60%    64%
Fixed income securities       40%    34%
Real estate                    0%     1%
Cash and cash equivalents      0%     1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                           0-10%
   High-Yield                          0-10%
   International/Emerging Markets*     0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                           0-20%
   International*                      0-20%
   Emerging Markets*                   0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

              PENSION PLANS                 POSTRETIREMENT PLANS
             ---------------   ----------------------------------------------
              NON-QUALIFIED      REFLECTING                    NOT REFLECTING
             DEFINED BENEFIT   MEDICARE PART   MEDICARE PART   MEDICARE PART
              PENSION PLANS      D SUBSIDY       D SUBSIDY       D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3              $ 5             $(1)             $ 6
2008                 3                5              (1)               6
2009                 3                5              (1)               6
2010                 4                5              (1)               6
2011                 4                5              (1)               6
Thereafter          25               28              (4)              32

401(k).

LNC sponsors a contributory defined contribution plan for eligible U.S. employees (including those of LNL) and LNL sponsors a contributory defined contribution plan for eligible insurance agents (401(k) plans). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 2    $--    $ 1
Shares                     17     13     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $20    $17    $18
                          ===    ===    ===
Recognized tax benefit    $ 7    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income as determined in accordance with statutory accounting practices for us was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for us was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheets in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 34% of such mortgages, or $1.2 billion, involved properties located in California,

Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance Seriessm ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                             563      463                   4       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           6,513    5,913                   7      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      16
   Embedded derivatives per SFAS 133                          --       --                (139)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $6,620   $5,992               $(117)  $(243)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ---------------
                                2006     2005       2006   2005      2006   2005
                               ------   ------     -----   ----      ----   ----
                                                   (IN MILLIONS)
                               ---------------------------------------------------
Balance at beginning-of-year   $5,450   $4,000     $ 463   $446       $58   $ 42
New contracts                     750    1,450       130     37        30     30
Terminations and maturities      (250)      --       (30)   (20)       (2)   (14)
                               ------   ------     -----   ----       ---   ----
   Balance at end-of-year      $5,950   $5,450     $ 563   $463       $86   $ 58
                               ======   ======     =====   ====       ===   ====

                               CREDIT DEFAULT       CALL OPTIONS
                                    SWAPS       (BASED ON LNC STOCK)
                               --------------   --------------------
                                           (IN MILLIONS)
                               -------------------------------------
                                 2006   2005         2006   2005
                                 ----   ----         ----   ----
Balance at beginning-of-year     $ 20   $ 13          $ 1    $ 1
New contracts                      10     20           --     --
Terminations and maturities       (10)  $(13)          --     --
                                  ---   ----          ---    ---
   Balance at end-of-year        $ 20   $ 20          $ 1    $ 1
                                 ====   ====          ===    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, $0 and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $13 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $24 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE AND TRADING
SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. Along with other companies in the insurance industry, we are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees relate to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

We report assets held in separate accounts at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                               2006                  2005
                                       -------------------   --------------------
                                       CARRYING     FAIR     CARRYING      FAIR
                                         VALUE     VALUE       VALUE      VALUE
                                       --------   --------   --------   ---------
                                                      (IN MILLIONS)
                                       ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturities                    $ 31,840   $ 31,840   $ 32,245   $ 32,245
   Equity                                   203        203        101        101
Trading securities                        2,820      2,820      2,985      2,985
Mortgage loans on real estate             3,571      3,687      3,662      3,859
Policy loans                              1,898      2,044      1,858      2,004
Derivatives Instruments *                  (117)      (117)      (243)      (243)
Other investments                           657        657        423        423
Cash and invested cash                    1,308      1,308      1,962      1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts     (20,233)   (20,235)   (21,270)   (21,273)
   Remaining guaranteed interest and
      similar contracts                     (12)       (12)       (13)       (13)
Short-term debt                             (21)       (21)       (34)       (34)
Long-term debt                           (1,390)    (1,345)    (1,250)    (1,325)
Guarantees                                   --         --         --         --
Investment commitments                       --         (2)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $304 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment for 2004 through 2006 is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
   Individual Annuities                   $1,428   $1,308   $1,278
   Life Insurance                          1,946    1,841    1,847
                                          ------   ------   ------
      Individual Markets  Total            3,374    3,149    3,125
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                     1,212    1,168    1,125
                                          ------   ------   ------
      Employer Markets  Total              1,212    1,168    1,125
                                          ------   ------   ------
   Other Operations                          236      309      267
   Net realized investment results(1)          2      (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
      Total                               $4,825   $4,611   $4,473
                                          ======   ======   ======
NET INCOME:
Segment Operating Income:
   Individual Markets:
   Individual Annuities                   $  265   $  197   $  169
   Life Insurance                            257      238      252
                                          ------   ------   ------
      Individual Markets  Total              522      435      421
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                       226      206      181
                                          ------   ------   ------
      Employer Markets  Total                226      206      181
                                          ------   ------   ------
Other Operations                              (8)      12        9
Net realized investment results(2)             2      (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
   Income before cumulative effect of
      accounting changes                     743      644      583
   Cumulative effect of accounting
      changes                                 --       --      (26)
                                          ------   ------   ------
Net Income                                $  743   $  644   $  557
                                          ======   ======   ======

----------
(1) Includes realized losses on investments of $2 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of less than $1 million, $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                 2006       2005
                               --------   --------
                                  (IN MILLIONS)
                               -------------------
ASSETS:
   Individual Annuities        $ 58,995   $ 48,250
   Life Insurance                24,238     21,795
   Retirement Products           34,218     33,478
   Other Operations               6,685      6,649
   Consolidating adjustments      1,932      3,882
                               --------   --------
Total                          $126,068   $114,054
                               ========   ========

12. SHAREHOLDER'S EQUITY

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                          2006      2005
                                                        -------   -------
                                                          (IN MILLIONS)
                                                        -----------------
Fair value of securities  available-for-sale            $32,043   $32,346
Cost of securities  available-for-sale                   31,395    31,362
                                                        -------   -------
Unrealized gain                                             648       984
Adjustments to DAC and VOBA                                (175)     (266)
Amounts required to satisfy  policyholder commitments       (20)      (31)
Foreign currency exchange  rate adjustment                   28        16
Deferred income taxes                                      (166)     (251)
                                                        -------   -------
Net unrealized gain on  securities available-for-sale   $   315   $   452
                                                        =======   =======

Adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments are netted against the DAC and VOBA asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                  2006    2005   2004
                                                 -----   -----   ----
                                                     (IN MILLIONS)
                                                 --------------------
Unrealized gains (losses) on securities
   available-for-sale arising during the year    $(157)  $(479)  $116
Less: Reclassification adjustment for gains
   on disposals of prior year inventory
   included in net income(1)                        65      39     82
Less: Federal income tax expense (benefit) on
   reclassification                                (85)   (189)    11
                                                 -----   -----   ----
Net unrealized gain (loss) on securities
   available-for-sale, net of
   reclassifications and federal income tax
   expense (benefit)                             $(137)  $(329)  $ 23
                                                 =====   =====   ====

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million, $3 million for 2006, 2005, 2004 respectively, and net of adjustments to DAC and VOBA of less than $1 million, $(7) million, $(8) million for 2006, 2005, 2004 respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of IncomeConsolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                     TOTAL
                                                 -------------
                                                 (IN MILLIONS)
                                                 -------------
Amounts incurred in 2006
   Employee severance and termination benefits        $12
   Abandoned office space                               1
                                                      ---
   Total 2006 restructuring charges                    13
Amounts expended in 2006
Restructuring reserve at December 31, 2006             (6)
                                                      ---
                                                      $ 7
                                                      ===
Additional amounts expended that do not
   qualify as restructuring charges                   $14

Expected completion date                          4th Quarter
                                                      2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, we realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, we announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                         2006    2005    2004
                                        -----   -----   -----
                                            (IN MILLIONS)
                                        ---------------------
Insurance assumed                       $  25   $  --   $  --
Insurance ceded                          (238)   (219)   (116)
                                        -----   -----   -----
   Net reinsurance premiums and fees    $(213)  $(219)  $(116)
                                        =====   =====   =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----   ------
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance  treaties-net liability              702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the financial statements, in 2004 the Corporation changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson-Pilot Life Insurance Company and Subsidiary
As of December 31, 2006 and 2005 and For the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Consolidated Financial Statements
   Consolidated Balance Sheets as of December 31, 2006 and 2005              F-2
Consolidated Statements of Income for the periods April 3 through
   December 31, 2006  and January 1 through April 2, 2006 and the years
   ended December 31, 2005 and 2004                                          F-4
Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and  January 1 through April 2, 2006 and for
   the years ended December 31, 2005 and 2004                                F-5
Consolidated Statements of Cash Flows for the periods April 3 through
   December 31, 2006 and  January 1 through April 2, 2006 and for the
   years ended December 31, 2005 and 2004                                    F-6
Notes to Consolidated Financial Statements                                   F-7

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson-Pilot Life Insurance Company and Subsidiary

We have audited the consolidated balance sheets of Jefferson-Pilot Life Insurance Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Life Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                  2006          2005
                                                                              -----------   -----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value (amortized cost
      $13,115,270 and $11,163,632)                                            $13,243,588   $11,340,518
   Debt securities held-to-maturity, at amortized cost (fair value
      $0 and $1,378,716)                                                               --     1,325,157
   Equity securities available-for-sale, at fair value (cost $534 and $286)           549           427
   Mortgage loans on real estate                                                2,376,014     2,417,618
   Policy loans                                                                   279,686       258,362
   Real estate                                                                    165,871        81,261
   Other investments                                                              341,981       242,024
                                                                              -----------   -----------
Total investments                                                              16,407,689    15,665,367
Cash and cash equivalents                                                         359,425        41,392
Accrued investment income                                                         210,965       195,845
Due from reinsurers                                                               160,911       153,060
Deferred policy acquisition costs                                                 306,873     1,671,492
Value of business acquired                                                      1,363,401            --
Goodwill                                                                        1,358,027            --
Property and equipment, net of accumulated depreciation                           118,022        79,585
Cash surrender value of life insurance                                            147,884       140,730
Assets held in separate accounts                                                  510,411       491,697
Other assets                                                                      305,752       238,129
                                                                              -----------   -----------
Total assets                                                                  $21,249,360   $18,677,297
                                                                              ===========   ===========

See accompanying notes.

                                                                              DECEMBER 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                                              $ 1,231,397   $ 1,244,257
   Policyholder contract deposits                                       13,686,716    13,067,520
   Policy and contract claims                                               41,981        46,425
   Funding agreements                                                      300,000       300,000
   Other policy liabilities                                                560,144       773,986
                                                                       -----------   -----------
Total policy liabilities                                                15,820,238    15,432,188
Deferred income tax liabilities                                            302,722       183,773
Currently payable (recoverable) income tax                                     193        (2,786)
Securities sold under repurchase agreements                                     --       300,835
Accounts payable, accruals and other liabilities                           915,218       237,604
Liabilities related to separate accounts                                   510,411       491,697
                                                                       -----------   -----------
Total liabilities                                                       17,548,782    16,643,311
Commitments and contingent liabilities (see Note 14)
STOCKHOLDER'S EQUITY
   Common stock, par value $100 per share, 50,000 shares authorized,
      issued and outstanding                                                 5,000         5,000
   Paid in capital                                                       3,428,755        31,570
   Retained earnings                                                       195,927     1,894,678
   Accumulated other comprehensive income                                   70,896       102,738
                                                                       -----------   -----------
Total stockholder's equity                                               3,700,578     2,033,986
                                                                       -----------   -----------
Total liabilities and stockholder's equity                             $21,249,360   $18,677,297
                                                                       ===========   ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1           YEAR ENDED
                                                           THROUGH       THROUGH           DECEMBER 31,
                                                        DECEMBER 31,     APRIL 2,    -----------------------
                                                           2006            2006         2005         2004
                                                        ------------   -----------   ----------   ----------
REVENUE
Premiums and other considerations                        $   79,279      $ 25,426    $  102,926   $  105,084
Universal life and investment product charges               298,891        94,593       363,239      304,670
Net investment income                                       760,258       253,520       935,300      906,750
Realized investment losses                                   (4,446)       (4,046)       (4,529)     (12,218)
                                                         ----------      --------    ----------   ----------
Total revenues                                            1,133,982       369,493     1,396,936    1,304,286
BENEFITS AND EXPENSES
Insurance and annuity benefits                              671,705       228,655       826,230      782,345
Insurance commissions, net of deferrals                       8,139         1,844         9,230       15,422
General and administrative expenses, net of deferrals        24,845        16,705        17,597       27,519
Insurance taxes, licenses and fees                           26,020         8,496        29,607       29,730
Amortization of policy acquisition costs and value of
   business acquired                                        110,901        38,620       162,403      130,022
Interest expense                                                 28         1,121         3,173        1,413
                                                         ----------      --------    ----------   ----------
Total benefits and expenses                                 841,638       295,441     1,048,240      986,451
                                                         ----------      --------    ----------   ----------
Income before income taxes and cumulative effect of
   change in accounting principle                           292,344        74,052       348,696      317,835
INCOME TAXES:
   Current                                                    8,572        12,939        63,307      116,239
   Deferred                                                  85,645         1,833        48,565      (14,370)
                                                         ----------      --------    ----------   ----------
Total income taxes                                           94,217        14,772       111,872      101,869
                                                         ----------      --------    ----------   ----------
Income before cumulative effect of change in
   accounting principle                                     198,127        59,280       236,824      215,966
Cumulative effect of change in accounting for long
   duration contracts, net of taxes                              --            --            --       (9,356)
                                                         ----------      --------    ----------   ----------
Net income                                               $  198,127      $ 59,280    $  236,824   $  206,610
                                                         ==========      ========    ==========   ==========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                          COMMON      PAID IN      RETAINED    COMPREHENSIVE   STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                         --------   ----------   -----------   -------------   -------------
BALANCE, JANUARY 1, 2004                 $  5,000   $   30,567   $ 1,550,244     $ 243,943      $ 1,829,754
Net income                                     --           --       206,610            --          206,610
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --        (1,426)          (1,426)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --         9,668            9,668
                                                                                                -----------
   Comprehensive income                        --           --            --            --          214,852
Dividends paid                                 --           --       (10,000)           --          (10,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2004                  5,000       30,567     1,746,854       252,185        2,034,606
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       236,824            --          236,824
Parent company capital contribution
   for stock option expense                    --        1,003            --            --            1,003
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (222)            (222)
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (149,225)        (149,225)
                                                                                                -----------
   Comprehensive income                        --           --            --            --           88,380
Dividends paid                                 --           --       (89,000)           --          (89,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2005                  5,000       31,570     1,894,678       102,738        2,033,986
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --        59,280            --           59,280
Parent company capital contribution
   for stock option expense                    --        6,312            --            --            6,312
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --         1,116            1,116
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (165,416)        (165,416)
                                                                                                -----------
   Comprehensive loss                                                                               (98,708)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 2, 2006                      5,000       37,882     1,953,958       (61,562)       1,935,278
                                         ========   ==========   ===========     =========      ===========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (5,000)     (37,882)   (1,953,958)       61,562       (1,935,278)
Lincoln National Corporation
   purchase price                           5,000    3,424,337            --            --        3,429,337
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 3, 2006                      5,000    3,424,337            --            --        3,429,337
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       198,127            --          198,127
Parent company capital contribution
   for stock option expense                    --        4,418            --            --            4,418
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (498)            (498)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --        61,522           61,522
Adjustment to initially apply SFAS 158         --           --            --         9,872            9,872
                                                                                                -----------
   Comprehensive income                        --           --            --            --          273,441
Dividends paid                                 --           --        (2,200)           --           (2,200)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2006               $  5,000   $3,428,755   $   195,927     $  70,896      $ 3,700,578
                                         ========   ==========   ===========     =========      ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                PERIOD FROM   PERIOD FROM
                                                                  APRIL 3      JANUARY 1            YEAR ENDED
                                                                  THROUGH       THROUGH            DECEMBER 31,
                                                               DECEMBER 31,     APRIL 2,    --------------------------
                                                                   2006           2006          2005          2004
                                                               ------------   -----------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                      $   198,127    $  59,280    $   236,824   $    206,610
Adjustments to reconcile net income to net cash  provided by operating activities:
   Change in policy liabilities other than deposits                 105,528       44,278        124,430         88,040
   Credits to policyholder accounts, net                             24,786       11,987         19,287        124,462
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                             (325,455)     (57,454)      (254,854)      (204,708)
   Change in receivables and asset accruals                         (34,537)       1,546        (59,379)        (7,712)
   Change in payables and expense accruals                          248,905       12,170         29,919          6,707
   Realized investment losses                                         4,446        4,046          4,529         12,218
   Depreciation and amortization (accretion)                         33,343        5,806         23,885         15,554
   Amortization (accretions) and additions to
      value of business acquired, net                                25,317           --             --             --
   Stock compensation                                                 4,418        6,312             --             --
   Other                                                            (61,290)     (53,438)       (33,997)       (52,507)
                                                                -----------    ---------    -----------   ------------
Net cash provided by operating activities                           223,588       34,533         90,644        188,664
                                                                -----------    ---------    -----------   ------------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                            860,105       13,155        654,846        278,986
   Maturities, calls and redemptions                                444,018       79,191        685,550        890,400
   Purchases                                                     (1,886,375)    (312,008)    (2,339,164)    (2,602,618)
Securities held-to-maturity:
   Sales                                                                 --           --          2,524         19,252
   Maturities, calls and redemptions                                     --       81,971        250,224        239,750
   Purchases                                                             --       (8,570)          (127)            (5)
Repayments of mortgage loans                                        332,041       43,720        480,466        236,541
Mortgage loans originated                                          (247,888)     (30,025)      (693,507)      (321,250)
Increase in policy loans, net                                       (18,191)      (3,133)        (1,770)       (12,683)
Securities lending                                                  166,080           --             --             --
Other investing activities, net                                     (16,207)      (4,196)       (46,267)      (110,740)
                                                                -----------    ---------    -----------   ------------
Net cash used in investing activities                              (366,417)    (139,895)    (1,007,225)    (1,382,367)
                                                                -----------    ---------    -----------   ------------
FINANCING ACTIVITIES
Policyholder contract deposits                                    2,034,751      508,510      2,130,934      2,146,513
Withdrawals of policyholder contract deposits                    (1,593,526)    (411,286)    (1,373,497)    (1,025,468)
Funding agreements issuance                                              --           --        300,000             --
Net proceeds (payments) from securities sold
   under repurchase agreements                                       49,447      (19,472)       (16,905)        72,395
Cash dividends paid                                                  (2,200)          --        (89,000)       (10,000)
                                                                -----------    ---------    -----------   ------------
Net cash provided by financing activities                           488,472       77,752        951,532      1,183,440
                                                                -----------    ---------    -----------   ------------
Net increase (decrease) in cash and cash equivalents                345,643      (27,610)        34,951        (10,263)
Cash and cash equivalents, beginning                                 13,782       41,392          6,441         16,704
                                                                -----------    ---------    -----------   ------------
Cash and cash equivalents, ending                               $   359,425    $  13,782    $    41,392   $      6,441
                                                                ===========    =========    ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                   $     1,211    $   1,304    $     8,028   $      2,806
                                                                ===========    =========    ===========   ============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                         (DOLLAR AMOUNTS IN THOUSANDS)
                               DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson-Pilot Life Insurance Company (JP Life or the Company) was wholly-owned by Jefferson-Pilot Corporation (Jefferson-Pilot). JP Life and its subsidiary, Jefferson Standard Life Insurance Company (the subsidiary), collectively referred to as (the Company), are principally engaged in the sale of individual life insurance, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JP Life became wholly-owned by LNC. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Company into Lincoln National Life Insurance Company (LNL), an Indiana domiciled affiliate. The effective date of the merger will be April 2, 2007. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP Life were "pushed down" to the Company's financial statements in accordance with push down accounting rules. LNC is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP Life's net assets assumed in the merger was $3.4 billion. Goodwill of $1.4 billion resulted from the excess of purchase price over the fair value of JP Life's net assets. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY    FAIR VALUE
                                                    FAIR VALUE    ADJUSTMENTS
                                                                      (1)
                                                   ------------   -----------
Investments                                        $ 15,728,254   $   203,199
Due from reinsurers                                     159,155            --
Deferred policy acquisition costs                            --    (1,767,553)
Value of business acquired                            1,422,208     1,422,208
Goodwill                                              1,358,027     1,358,027
Other assets                                            739,114        67,110
Assets held in separate accounts                        500,016            --
Policy liabilities                                  (15,254,983)      329,285
Income tax liabilities                                 (161,413)      (76,646)
Accounts payable, accruals and other liabilities       (561,025)      (41,572)
Liabilities related to separate accounts               (500,016)           --
                                                   ------------   -----------
   Total net assets acquired                       $  3,429,337   $ 1,494,058
                                                   ============   ===========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                              PRELIMINARY
                                               FAIR VALUE
                                              -----------
                       Individual Markets:
                          Life Insurance       $  795,829
                          Annuities               562,198
                                               ----------
                             Total Goodwill    $1,358,027
                                               ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JP Life and Jefferson Standard Life Insurance Company. All material intercompany accounts and transactions have been eliminated.

An affiliated trust, Jefferson-Pilot Life Funding Trust I, is a variable interest entity (VIE). VIEs are defined by the Financial Accounting Standards Board's Interpretation (FIN) No. 46 (Revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", (FIN 46-R). The Company is not the primary beneficiary of this affiliated trust and does not have a controlling financial interest. Accordingly, under FIN 46-R, the accounts of this entity are not included in the Company's consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, policy liabilities, unearned revenue, pension plan and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data, or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $2,131 and $31,115 at December 31, 2006 and 2005. Other investments, which consist primarily of S&P 500 Index(R) options and affordable housing tax credit investments, are stated at equity, fair value or the lower of cost or market, as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, (SFAS 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which the Company classifies within its investments on its consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total gross return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) resulted from the merger with LNC on April 3, 2006 and will be regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts would be written down using a combination of fair value and discounted cash flows. No impairments occurred during the year ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the consolidated statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment and 3 to 5 years for computer hardware and software. Accumulated depreciation was $13,873 and $105,185 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

FUNDING AGREEMENTS

Funding agreements consist of investment contracts, which back medium term notes sold by the Company through investment banks to commercial investors. Accrued interest on the funding agreements is classified within other policy liabilities on the Company's consolidated balance sheets.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy, and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

Dividend and investment income are recognized when earned.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income, and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's ultimate parent company merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
(SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The guidance requires the Company to recognize on the balance sheet the funded status of its defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. The Company adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of $9,872.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 establishes criteria that an individual tax position must be met for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Adopting SFAS 123(R) did not have a material effect on the Company's results of operations.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENTS AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's preliminary estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                          DECEMBER 31, 2006
                                                       ---------------------------------------------------
                                                         COST OR       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                           COST         GAINS      (LOSSES)       VALUE
                                                       -----------   ----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    18,351    $     15     $    (30)   $    18,336
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         754,025       5,475         (620)       758,880
Obligations of states and political subdivisions            41,314         478           (7)        41,785
Corporate obligations                                   11,712,212     144,810      (29,434)    11,827,588
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         485,516       8,054         (421)       493,149
Affiliate bonds                                            103,852          --           (2)       103,850
                                                       -----------    --------     --------    -----------
Subtotal, debt securities                               13,115,270     158,832      (30,514)    13,243,588
Equity securities                                              534          16           (1)           549
                                                       -----------    --------     --------    -----------
Securities available-for-sale                          $13,115,804    $158,848     $(30,515)   $13,244,137
                                                       ===========    ========     ========    ===========

                                                                          DECEMBER 31, 2005
                                                       ----------------------------------------------------
                                                         COST OR        GROSS         GROSS
                                                        AMORTIZED     UNREALIZED   UNREALIZED
                                                           COST         GAINS       (LOSSES)     FAIR VALUE
                                                       -----------   -----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   137,433     $  3,109     $    (187)  $   140,355
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         664,964       17,347        (5,906)      676,405
Obligations of states and political subdivisions            42,232        3,485           (88)       45,629
Corporate obligations                                    9,752,029      280,720      (116,716)    9,916,033
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         474,873        3,068        (6,959)      470,982
Affiliate bonds                                             92,000           --          (982)       91,018
Redeemable preferred stocks                                    101           --            (5)           96
                                                       -----------     --------     ---------   -----------
Subtotal, debt securities                               11,163,632      307,729      (130,843)   11,340,518
Equity securities                                              286          141            --           427
                                                       -----------     --------     ---------   -----------
Securities available-for-sale                          $11,163,918     $307,870     $(130,843)  $11,340,945
                                                       ===========     ========     =========   ===========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $     1,001     $     59    $       --   $     1,060
Corporate obligations                                    1,307,910       62,891        (8,949)    1,361,852
Affiliate bonds                                             16,246           98          (540)       15,804
                                                       -----------     --------     ---------   -----------
Debt securities held-to-maturity                       $ 1,325,157     $ 63,048     $  (9,489)  $ 1,378,716
                                                       ===========     ========     =========   ===========

At December 31, 2006, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and Lincoln Financial Media Company. At December 31, 2005, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and affiliate bonds included in securities held-to-maturity consist of securities issued by Lincoln Financial Media Company. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                                AVAILABLE-FOR-SALE
                                            -------------------------
                                             AMORTIZED        FAIR
                                                COST         VALUE
                                            -----------   -----------
Due in one year or less                     $   397,476   $   397,250
Due after one year through five years         2,725,267     2,738,543
Due after five years through ten years        5,626,007     5,674,666
Due after ten years                           3,126,980     3,181,100
Amounts not due at a single maturity date     1,239,540     1,252,029
                                            -----------   -----------
                                            $13,115,270   $13,243,588
                                            ===========   ===========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $159,351 and $166,080 at December 31, 2006, and $152,195 and $156,231 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                        NET UNREALIZED GAINS (LOSSES)
                                                                   ------------------------------------
                                                                      DEBT        EQUITY
                                                                   SECURITIES   SECURITIES      TOTAL
                                                                   ----------   ----------   ----------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                                $ 243,204      $ 32       $ 243,236
Change during year ended December 31, 2004:
   Increase in stated amount of securities                             15,663        52          15,715
   Decrease in deferred policy acquisition costs                         (841)       --            (841)
   Increase in deferred income tax liabilities                         (5,188)      (18)         (5,206)
                                                                    ---------      ----       ---------
Increase in net unrealized gains included in other
   comprehensive income                                                 9,634        34           9,668
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2004                                                  252,838        66         252,904
Change during year ended December 31, 2005:
   (Decrease) increase in stated amount of securities                (287,631)       30        (287,601)
   Increase in deferred policy acquisition costs                       58,024        --          58,024
   Decrease (increase) in deferred income tax liabilities              80,362       (10)         80,352
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (149,245)       20        (149,225)
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                                  103,593        86         103,679
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities                (294,722)       19        (294,703)
   Increase in deferred policy acquisition costs and value
      of business acquired                                             40,218        --          40,218
   Decrease (increase) in deferred income tax liabilities              89,076        (7)         89,069
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (165,428)       12        (165,416)
                                                                    ---------      ----       ---------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                           $ (61,835)     $ 98       $ (61,737)
                                                                    =========      ====       =========

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                ----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                        $(61,835)      $ 98      $(61,737)
Sale of stockholder's equity                                       61,835        (98)       61,737
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   April 3, 2006                                                       --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                        128,318         15       128,333
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (32,337)        --       (32,337)
   Increase in deferred income tax liabilities                    (34,469)        (5)      (34,474)
                                                                 --------       ----      --------
Increase in net unrealized gains included in other
   comprehensive income                                            61,512         10        61,522
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                             $ 61,512       $ 10      $ 61,522
                                                                 ========       ====      ========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH         DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    --------------------
                                             2006           2006        2005        2004
                                         ------------   -----------   --------   ---------
Interest on debt securities                $579,054       $185,283    $737,935    $705,123
Investment income on equity securities           25             --          25          19
Interest on mortgage loans                  122,775         41,105     160,567     160,083
Interest on policy loans                     12,723          4,013      16,676      16,437
Other investment income                      79,406         28,570      44,437      45,201
                                           --------       --------    --------    --------
Gross investment income                     793,983        259,971     959,640     926,863
Investment expenses                         (33,725)        (5,451)    (24,340)    (20,113)
                                           --------       --------    --------    --------
Net investment income                      $760,258       $253,520    $935,300    $906,750
                                           ========       ========    ========    ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH        DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 1,946       $(3,721)    $(9,454)  $(17,182)
Other                                                    (1,633)         (679)      5,275      6,407
Amortization of deferred policy acquisition costs,
   value of business acquired and deferred
   sales inducements                                     (4,759)          354        (350)    (1,443)
                                                        -------       -------     -------   --------
Realized investment losses                              $(4,446)      $(4,046)    $(4,529)  $(12,218)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than- temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH          DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   246     $ 13,424   $ 26,997
   Losses                                              (7,652)       (3,967)     (22,878)   (44,179)
                                                      -------       -------     --------   --------
Realized gains (losses) on total debt securities      $ 1,946       $(3,721)    $ (9,454)  $(17,182)
                                                      =======       =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH         DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   212     $  9,744   $ 24,211
   Losses                                              (7,652)       (3,933)     (22,623)   (40,712)
                                                      -------       -------     --------   --------
Realized losses on available-for-sale securities      $ 1,946       $(3,721)    $(12,879)  $(16,501)
                                                      =======       =======     ========   ========

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 980 issuers. Debt securities include investments in Jefferson-Pilot of $92,000 as of December 31, 2006 and 2005. No other corporate issuer represents more than 1% of investments. Debt securities considered less than investment grade approximated 5% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $341,429 and $311,054.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by retail (31%), office (26%), industrial (21%), apartment (10%), hotel (11%), and other (1%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 30% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 24% are for properties located in Pacific states, approximately 10% are for properties located in West South Central states and approximately 12% are for properties located in the Mountain states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be impaired was $597 and $2,313. There was one delinquent loan outstanding as of December 31, 2006 and none outstanding as of December 31, 2005. The related allowance for credit losses on all mortgage loans was $610 and $9,563 at December 31, 2006 and 2005. The average recorded investment in impaired loans was $599 from April 3 through December 31, 2006, $2,282 from January 1 through April 2, 2006, and $4,379 and $31,602 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through

December 31, 2006, $73 from January 1 through April 2, 2006, and $198 and $223 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004 the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized costs of sold securities were $891 and $12,090 for 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0 and $416 for 2005 and 2004.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                       DECEMBER 31, 2006
                                           -----------------------------------------------------------------------
                                             LESS THAN 12 MONTHS     12 MONTHS OR LONGER            TOTAL
                                           -----------------------   -------------------   -----------------------
                                                           GROSS                 GROSS                     GROSS
                                              FAIR      UNREALIZED    FAIR    UNREALIZED                UNREALIZED
                                              VALUE       LOSSES      VALUE      LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government
   agencies                                $   15,666    $    (30)     $--        $--       $   15,666    $    (30)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      145,044        (620)      --         --          145,044        (620)
Obligations of state and political
   subdivisions                                 4,023          (7)      --         --            4,023          (7)
Corporate obligations                       2,481,092     (29,434)      --         --        2,481,092     (29,434)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        40,840        (421)      --         --           40,840        (421)
Affiliated bonds                                4,167          (2)      --         --            4,167          (2)
Equity securities                                  83          (1)      --         --               83          (1)
                                           ----------    --------      ---        ---       ----------    --------
Total temporarily impaired securities      $2,690,915    $(30,515)     $--        $--       $2,690,915    $(30,515)
                                           ==========    ========      ===        ===       ==========    ========

                                                                          DECEMBER 31, 2005
                                             ---------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                             -----------------------   -----------------------   -----------------------
                                                             GROSS                     GROSS                    GROSS
                                                FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                                VALUE       LOSSES       VALUE        LOSSES        VALUE       LOSSES
                                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government agencies   $   15,276    $   (187)   $       --    $     --    $   15,276    $    (187)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                         97,310      (1,502)      120,255      (4,404)      217,565       (5,906)
Obligations of state and political
   subdivisions                                   4,964         (60)        1,404         (28)        6,368          (88)
Corporate obligations                         4,716,660     (87,389)      948,837     (38,276)    5,665,497     (125,665)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         345,748      (6,457)       12,782        (502)      358,530       (6,959)
Redeemable preferred stock                           --          --            96          (5)           96           (5)
Affiliated bonds                                 91,018        (982)       12,595        (540)      103,613       (1,522)
                                             ----------    --------    ----------    --------    ----------    ---------
Total temporarily impaired securities        $5,270,976    $(96,577)   $1,095,969    $(43,755)   $6,366,945    $(140,332)
                                             ==========    ========    ==========    ========    ==========    =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the insurer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt portfolio as of December 31, 2006:

             AMORTIZED                UNREALIZED
               COST      FAIR VALUE     LOSSES     PERCENTAGE
            ----------   ----------   ----------   ----------
90% - 99%   $2,671,563   $2,647,612    $(23,951)        78%
80% - 89%       49,781       43,220      (6,561)        22
Below 80%            2           --          (2)        --
            ----------   ----------    --------        ---
            $2,721,346   $2,690,832    $(30,514)       100%
            ==========   ==========    ========        ===

As of December 31, 2006, the Company had one security that was "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $190,140 and $111,550 at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the periods ended April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006, and for the years ended December 31, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedge floating rate investments was 20 years.

The Company also converts its floating rate funding agreements to a fixed rate using interest rate swaps. Concurrent with the issuance of its floating rate funding agreements in June 2005, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(498) from April 3 through December 31, 2006, $1,116 from January 1 through April 2, 2006, and $(222) and $(1,426) for the years ended December 31, 2005 and 2004. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during 2007.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company realized investment gains (losses) from these swaps of $386 from April 3 through December 31, 2006, $(198) from January 1 through April 2, 2006, and $(317) and $(382) for the years ended December 31, 2005 and 2004.

The Company recognized gains (losses) of $0 from April 3 through December 31, 2006, $(321) from January 1 through April 2, 2006, and $205 and $362 for the years ended December 31, 2005 and 2004, as a result of the sale of securities purchased through the use of cash flow hedges.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options they will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are reported in interest credited. Interest credited was decreased by $59,268, $22,700, $17,586 and $20,510 for the periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and in 2005 and 2004 for the changes in fair value of these liabilities.

In 2006 the Company invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133, resulting in realized investment gains of $96. In 2005 and 2004 these derivatives were marked-to-market through realized investment gains, but had an insignificant effect for these years.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1             YEAR ENDED
                                                         THROUGH       THROUGH             DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    ------------------------
                                                          2006           2006          2005         2004
                                                      ------------   -----------   -----------   ----------
Beginning balance                                      $ 1,767,553    $1,671,492    $1,370,443   $1,205,748
Purchase accounting fair value adjustment               (1,767,553)           --            --           --
Cumulative effect of change in accounting principle             --            --            --      (25,296)
Deferral:
   Commissions                                             225,712        69,567       324,639      256,344
   Other                                                    93,733        24,607        81,089       65,770
                                                       -----------    ----------    ----------   ----------
                                                           319,445        94,174       405,728      322,114
Amortization                                                (8,966)      (38,620)     (162,403)    (130,022)
Adjustment related to realized losses (gains)
   on debt securities                                           87           289          (300)      (1,260)
Adjustment related to unrealized losses (gains)
   on securities available-for-sale                         (3,693)       40,218        58,024         (841)
                                                       -----------    ----------    ----------   ----------
Ending balance                                         $   306,873    $1,767,553    $1,671,492   $1,370,443
                                                       ===========    ==========    ==========   ==========

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006:

                                                                                   PERIOD FROM   PERIOD FROM
                                                                                     APRIL 3      JANUARY 1
                                                                                     THROUGH       THROUGH
                                                                                  DECEMBER 31,     APRIL 2,
                                                                                      2006           2006
                                                                                  ------------   -----------
Beginning balance                                                                  $       --        $--
Purchase accounting fair value adjustment                                           1,422,208         --
Adjustments:
   Deferral of commissions and accretion of interest                                   76,618
   Amortization                                                                      (101,935)        --
   Adjustment related to realized gains on debt securities                             (4,846)        --
   Adjustment related to unrealized gains on debt securities available-for-sale       (28,644)        --
                                                                                   ----------        ---
Total adjustments                                                                     (58,807)        --
                                                                                   ----------        ---
Ending balance                                                                     $1,363,401        $--
                                                                                   ==========        ===

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

2007   10.4%
2008    8.8%
2009    8.2%
2010    7.5%
2011    7.1%

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1      YEAR ENDED
                                                            THROUGH       THROUGH       DECEMBER 31,
                                                         DECEMBER 31,     APRIL 2,    -----------------
                                                             2006           2006        2005      2004
                                                         ------------   -----------   -------   -------
Beginning balance                                          $ 51,173       $49,208     $37,729   $    --
Purchase accounting fair value adjustment                   (51,173)           --          --        --
Cumulative impact of adoption, including $25,296
   reclassified from deferred policy acquisition costs           --            --          --    25,296
Additional amounts deferred                                  15,644         3,700      17,683    14,748
Amortization                                                   (668)       (1,800)     (6,154)   (2,132)
Adjustment related to realized losses (gains)
   on debt securities                                            --            65         (50)     (183)
                                                           --------       -------     -------   -------
Ending balance                                             $ 14,976       $51,173     $49,208   $37,729
                                                           ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2.0% to 6.0%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 5.75% in 2006, 3.0% to 6.3% in 2005, and 3.0% to 6.5% in 2004. The average credited interest rates for universal life-type products were 4.2%, 4.3% and 4.7% for 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 9.4% in 2006, 2.8% to 8.8% in 2005, and 3.0% to 8.0% in 2004. The average credited interest rates for annuity products including the SFAS 133 impact were 3.9%, 4.1% and 4.4% for 2006, 2005, and 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1           YEAR ENDED
                                                THROUGH       THROUGH           DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -----------------------
                                                 2006           2006         2005         2004
                                             ------------   -----------   ----------   ----------
Beginning Balance                             $  111,737     $  113,027   $  118,591   $  123,006
Less reinsurance recoverables                     42,266         42,277       40,771       35,959
                                              ----------     ----------   ----------   ----------
Net balance as of beginning of period             69,471         70,750       77,820       87,047
                                              ----------     ----------   ----------   ----------
Amount incurred:
   Current year                                    6,159          5,216        7,081        7,386
   Prior years                                    (1,712)        (3,122)        (480)      (2,007)
                                              ----------     ----------   ----------   ----------
                                                   4,447          2,094        6,601        5,379
                                              ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                      644            199        1,189          333
   Prior years                                     8,132          3,174       12,482       14,273
                                              ----------     ----------   ----------   ----------
                                                   8,776          3,373       13,671       14,606
                                              ----------     ----------   ----------   ----------
Net balance as of end of period                   65,142         69,471       70,750       77,820
Plus reinsurance recoverables                     43,936         42,266       42,277       40,771
                                              ----------     ----------   ----------   ----------
Balance as of end of period                   $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========
Balance as of end of period included with:
   Total future policy benefits               $1,231,397     $1,255,767   $1,244,257   $1,273,249
   Less: Other future policy benefits          1,123,751      1,145,467    1,132,729    1,156,365
                                              ----------     ----------   ----------   ----------
      A&H future policy benefits                 107,646        110,300      111,528      116,884
                                              ----------     ----------   ----------   ----------
   Total policy and contract claims               41,981         58,442       46,425       37,644
   Less: Other policy and contract claims         40,549         57,005       44,926       35,937
                                              ----------     ----------   ----------   ----------
      A&H policy and contract claims               1,432          1,437        1,499        1,707
                                              ----------     ----------   ----------   ----------
      Total A&H reserves                      $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Lower than anticipated claims resulted in favorable adjustments to the liabilities in each year. In 2005, claims incurred increased due to a reduction in valuation interest rates and revision of termination factors which offset the normal decline in claims incurred for this closed block of business. In 2006, incurred and paid amounts have declined due to this being a closed block of business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the consolidated balance sheets were $142,476 and $88,587.

FUNDING AGREEMENTS

In June 2005, the Company established a program for an unconsolidated special purpose entity, Jefferson Pilot Life Funding Trust I (the Trust), to sell medium-term notes through investment banks to commercial investors. The notes are backed by funding agreements issued by the Company. The funding agreements are investment contracts that do not subject the Company to mortality or morbidity risk. The medium-term notes issued by the Trust are exposed to all the risks and rewards of owning the funding agreements that collateralize them. The funding agreements issued to the Trust are classified as a component of policy liabilities within the consolidated balance sheets. As spread products, funding agreements generate profit to the extent that the rate of return on the investments earned exceeds the interest credited and other expenses.

The Company issued $300,000 of funding agreements in June 2005. The initial funding agreements were issued at a variable rate and provide for quarterly interest payments, indexed to the 3-month LIBOR plus 7 basis points, with principal due at maturity on June 2, 2008. Concurrent with this issuance, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $772,868 and $867,421. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(109,001), $89,986 and $93,599.

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,773 and $6,924 on deposit with various states in 2006 and 2005.

The General Statues of North Carolina require the Company to maintain capital of $1,200 and minimum unassigned surplus of $300. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, the Company could pay approximately $76,787 in dividends to the Parent in 2007 without approval by North Carolina.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                            PERIOD FROM   PERIOD FROM
                              APRIL 3      JANUARY 1
                              THROUGH       THROUGH     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,     APRIL 2,    -----------------------
                               2006           2006           2005     2004
                           ------------   -----------     --------   --------
Current                       $ 8,572       $12,939       $ 63,307   $116,239
Deferred                       85,645         1,833         48,565    (14,370)
                              -------       -------       --------   --------
Total tax expense             $94,217       $14,772       $111,872   $101,869
                              =======       =======       ========   ========

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH         DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    -------------------
                                           2006           2006        2005       2004
                                       ------------   -----------   --------   --------
Tax rate of 35% times pre-tax income     $102,320       $25,919     $122,044   $111,243
Effect of:
   Tax-preferred investment income         (4,995)       (2,878)      (5,363)    (6,289)
   Release of prior year overaccrual           --        (6,546)          --         --
   Tax credits                             (5,025)       (1,642)      (5,375)    (3,055)
   Other items                              1,917           (81)         566        (30)
                                         --------       -------     --------   --------
      Provision for income taxes         $ 94,217       $14,772     $111,872   $101,869
                                         ========       =======     ========   ========
      Effective tax rate                     32.2%         19.9%        32.1%      32.1%
                                         ========       =======     ========   ========

The Federal income tax asset (liability) is as follows:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                        2006         2005
                                     ---------     ---------
Current                              $    (193)    $   2,786
Deferred                              (302,722)     (183,773)
                                     ---------     ---------
Total federal income tax liability   $(302,915)    $(180,987)
                                     =========     =========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
Deferred income tax assets:
   Differences in policy liabilities                      $ 229,410   $ 377,924
   Deferred compensation                                     21,811      17,438
   Net operating loss carryforward                           21,220          --
   Affordable housing tax credit carryforward                17,730          --
   Other deferred tax assets                                 12,086       7,350
                                                          ---------   ---------
Total deferred tax assets                                   302,257     402,712
Deferred income tax liabilities:
   Deferral of policy acquisition costs                    (447,770)   (467,086)
   Present value in force                                   (21,128)         --
   Net unrealized gains on securities                       (44,645)    (55,320)
   Deferred gain recognition for income tax purposes        (14,262)    (32,268)
   Differences in investment basis                             (639)     (1,110)
   Depreciation differences                                 (59,367)    (19,164)
   Pension costs                                             (7,862)     (9,029)
   Other deferred tax liabilities                            (9,306)     (2,508)
                                                          ---------   ---------
Total deferred tax liabilities                             (604,979)   (586,485)
                                                          ---------   ---------
Net deferred income tax liabilities                       $(302,722)  $(183,773)
                                                          =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($14.7) million, $72.7 million, and $35.8 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. The 2005 and 2006 dividend activity of the Company eliminated the account balance during the suspension period.

The Jefferson-Pilot consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in refunds that are not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

Additionally the Company sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit.

DEFINED BENEFIT PLAN

Information regarding the Company's pension plans covering full-time agents is as follows:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1
                                                            THROUGH       THROUGH      YEAR ENDED
                                                         DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                             2006           2006          2005
                                                         ------------   -----------   ------------
Change in projected benefit obligation:
   Projected benefit obligation at beginning of period      $28,445       $28,067        $27,202
   Interest cost                                              1,151           383          1,572
   Actuarial loss                                                92         1,068          2,523
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Projected benefit obligation at end of period                27,544        28,445         28,067
                                                            =======       =======        =======
Change in plan assets:
   Fair value of assets at beginning of period               39,570        39,485         40,630
   Actual return on plan assets                               3,763         1,418          1,871
   Transfer in (out) and (expenses)                             122          (260)           214
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Fair value of assets at end of period                        41,311        39,570         39,485
                                                            =======       =======        =======
Funded status of the plan                                    13,767        11,125         11,418
Unamortized prior service cost                                   --            15             16
Unrecognized net (gain) loss                                 (1,786)        2,733          2,150
                                                            -------       -------        -------
Net amount recognized                                       $11,981       $13,873        $13,584
                                                            =======       =======        =======
Amounts recognized consist of:
Prepaid benefit cost                                        $11,981       $13,873        $13,584
                                                            =======       =======        =======

The accumulated benefit obligation for the Company's defined benefit pension plan was $27,544 and $28,067 at December 31, 2006 and 2005.

The Company uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                      BEFORE                      AFTER
                                                   APPLICATION     SFAS 158    APPLICATION
                                                   OF SFAS 158   ADJUSTMENTS   OF SFAS 158
                                                   -----------   -----------   -----------
Other assets                                       $   278,531     $27,221     $   305,752
Total assets                                        21,222,139      27,221      21,249,360
Accounts payable, accruals and other liabilities       897,869      17,349         915,218
Total liabilities                                   17,531,433      17,349      17,548,782
Accumulated other comprehensive income                  61,024       9,872          70,896
Total stockholder's equity                           3,690,706       9,872       3,700,578

COMPONENTS OF NET PERIODIC BENEFIT COST

                                       PERIOD FROM   PERIOD FROM
                                         APRIL 3      JANUARY 1        YEAR ENDED
                                         THROUGH       THROUGH        DECEMBER 31,
                                      DECEMBER 31,     APRIL 2,    -----------------
                                          2006           2006        2005      2004
                                      ------------   -----------   -------   -------
Interest cost                            $ 1,151        $ 383      $ 1,572   $ 1,661
Expected return on plan assets            (2,260)        (757)      (3,180)   (3,331)
Amortization of prior service cost            --           --            2        86
                                         -------        -----      -------   -------
Net periodic benefit cost (benefit)      $(1,109)       $(374)     $(1,606)  $(1,584)
                                         =======        =====      =======   =======

ASSUMPTIONS

                                                              2006   2005   2004
                                                              ----   ----   ----
Weighted-average assumptions used to determine benefit
   obligations at December 31:
   Discount rate                                              5.75%  5.50%  6.00%
Weighted-average assumptions used to determine net cost for
   years ended December 31:
   Discount rate, January 1 through April 2                   5.50%   N/A    N/A
   Discount rate                                              5.69%  6.00%  6.25%
   Expected return on plan assets                             8.00%  8.00%  8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year ends 2005 and 2006. Upon acquisition of the Company in April 2006, the discount rate assumption increased due to the secular increase in interest rates from year end 2005 through the date of acquisition.

PLAN ASSETS

The Company's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                             DECEMBER 31,
                                             ------------
                                             2006    2005
                                             ----    ----
                      Asset category
                         Equity securities     75%     72%
                         Debt securities       25      27
                         Other                 --       1
                                              ---     ---
                         Total                100%    100%
                                              ===     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

CONTRIBUTIONS

The Company is not expected to make a contribution to the pension plan during 2007.

BENEFIT PAYMENTS

The expected benefit payments from the Company's pension plan for the years indicated are as follows:

                            2007                $ 3,136
                            2008                  2,997
                            2009                  2,880
                            2010                  2,763
                            2011                  2,635
                            2012 through 2016    11,040

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

Through May 31, 2006, the Company participated in Jefferson-Pilot's defined contribution retirement plan covering most employees and fulltime agents. The Company matched a portion of participant contributions and made profit sharing contributions to a fund that acquired and held Jefferson-Pilot shares through April 2, 2006 and as of April 3, 2006 those shares were converted to shares of the Parent's common stock and going forward shares of the Parent were acquired and held. Plan assets are invested in a trust and under a group variable annuity contract issued by the Company. Plan expense for all years presented was not significant.

Effective June 1, 2006, the Jefferson-Pilot defined contribution retirement plan was merged into the LNC defined contribution retirement plan. The Company matches a portion of participant contributions. Plan assets are invested in a trust.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                            PERIOD FROM   PERIOD FROM
                                              APRIL 3      JANUARY 1         YEAR ENDED
                                              THROUGH       THROUGH         DECEMBER 31,
                                           DECEMBER 31,     APRIL 2,    -------------------
                                               2006           2006        2005       2004
                                           ------------   -----------   --------   --------
Premiums and other considerations direct     $ 84,920       $ 26,197    $118,353   $121,194
Premiums and other considerations
   assumed                                         27              7          (8)        (8)
Less premiums and other considerations
   ceded                                        5,668            778      15,419     16,102
                                             --------       --------    --------   --------
Net premiums and other considerations        $ 79,279       $ 25,426    $102,926   $105,084
                                             ========       ========    ========   ========
Universal life and investment product
   charges, direct and assumed               $393,232       $118,297    $441,894   $377,000
Less universal life and investment
   product charges ceded                       94,341         23,704      78,655     72,330
                                             --------       --------    --------   --------
Net universal life and investment
   product charges                           $298,891       $ 94,593    $363,239   $304,670
                                             ========       ========    ========   ========
Benefits direct                              $752,376       $265,136    $908,226   $872,540
Benefits assumed                                  192            210         952        350
Less reinsurance recoveries                    80,863         36,691      82,948     90,545
                                             --------       --------    --------   --------
Net benefits                                 $671,705       $228,655    $826,230   $782,345
                                             ========       ========    ========   ========

11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, along with related tax effects, were as follows:

                                                  UNREALIZED
                                                   GAINS ON      DERIVATIVE      ADJUSTMENT
                                                  AVAILABLE-     FINANCIAL      TO INITIALLY
                                                   FOR-SALE     INSTRUMENTS        APPLY
                                                  SECURITIES   GAINS/(LOSSES)     SFAS 158       TOTAL
                                                  ----------   --------------   ------------   ---------
BALANCE AT JANUARY 1, 2004                         $ 243,236       $   707         $   --      $ 243,943
Unrealized holding losses arising during
   period, net of $568 tax benefit                    (1,058)           --             --         (1,058)
Change in fair value of derivatives, net of
   $768 tax benefit                                       --        (1,426)            --         (1,426)
Less: reclassification adjustment
   Losses realized in net income, net of $5,775
      tax benefit                                    (10,726)           --             --        (10,726)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2004                         252,904          (719)            --        252,185
Unrealized holding losses arising during
   period, net of $84,860 tax benefit               (157,596)           --             --       (157,596)
Change in fair value of derivatives, net of
   $120 tax benefit                                       --          (222)            --           (222)
Less: reclassification adjustment
   Losses realized in net income, net of $4,508
      tax benefit                                     (8,371)           --             --         (8,371)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2005                         103,679          (941)            --        102,738
Unrealized holding losses arising during
   period, net of $90,373 tax benefit               (167,835)           --             --       (167,835)
Change in fair value of derivatives, net of
   $600 tax benefit                                       --         1,116             --          1,116
Less: reclassification adjustment
   Losses realized in net income, net of $1,302
      tax benefit                                     (2,419)           --             --         (2,419)
                                                   ---------       -------         ------      ---------
Balance at April 2, 2006                             (61,737)          175             --        (61,562)
Acquisition by Lincoln National Corporation:
Purchase accounting elimination of AOCI               61,737          (175)            --         61,562
                                                   ---------       -------         ------      ---------
Balance at April 3, 2006                                  --            --             --             --
Unrealized holding gains arising during
   period, net of $33,808 tax benefit                 62,787            --             --         62,787
Change in fair value of derivatives, net of
   $273 tax benefit                                       --          (498)            --           (498)
Less: Adjustment to initially apply SFAS 158              --            --          9,872          9,872
Gains realized in net income, net of
   $681 tax                                            1,265            --             --          1,265
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2006                       $  61,522       $  (498)        $9,872      $  70,896
                                                   =========       =======         ======      =========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199,010, $235,596 and $202,368 in 2006, 2005 and 2004, for general management and investment services provided by the Company, of which $45,885 and $24,911 remained receivable as of December 31, 2006 and 2005, related to these agreements. The Company also made various disbursements to its affiliates, of which $8,068 and $6,292 remained payable as of December 31, 2006 and 2005. These balances are included in other assets on the consolidated balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                                                  2006      2005
                                                                                -------   -------
Lincoln Financial Media Company (affiliate) Senior Promissory Notes due 2005
   through 2013, interest ranging from 4.2% to 7.7%                             $11,852   $16,246
Lincoln National Corporation (Parent) Senior Notes Series due 2008 interest
   4.6%                                                                          92,000    92,000

The Company recognized interest income totaling $3,667 from April 3 through December 31, 2006, $1,317 from January 1 through April 2, 2006, and $5,117 and $5,601 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $11 from April 3 through December 31, 2006, $3 from January 1 through April 2, 2006, and $20 and $30 for the years ended December 31, 2005 and 2004, related to this agreement.

During 1999, the Company paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100,000 in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006 and 2005, the cash surrender value of this policy totaled approximately $147,884 and $140,730.

The Company paid dividends to the Parent of $2,200 from April 3 through December 31, 2006, $0 from January 1 through April 2, 2006, and $89,000 and $10,000 for the years ended December 31, 2005 and 2004.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 were as follows:

                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                        CARRYING        FAIR        CARRYING        FAIR
                                                          VALUE        VALUE          VALUE        VALUE
                                                      -----------   -----------   -----------   -----------
FINANCIAL ASSETS
Debt securities available-for-sale                    $13,243,588   $13,243,588   $11,340,518   $11,340,518
Debt securities held-to-maturity                               --            --     1,325,157     1,378,716
Equity securities available-for-sale                          549           549           427           427
Mortgage loans on real estate                           2,376,014     2,421,664     2,417,618     2,553,161
Policy loans                                              279,686       305,635       258,362       289,140
Derivative financial instruments                          190,594       190,594       111,550       111,550
FINANCIAL LIABILITIES
Annuity contract liabilities in  accumulation phase     6,935,423     6,149,237     7,001,788     6,295,549
Funding agreements                                        301,405       301,405       301,157       301,157
Securities sold under repurchase agreements                    --            --       300,835       300,835

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the funding agreements approximates the carrying value since interest is based on a variable rate. The above carrying and fair value amounts at December 31, 2006 include $1,405 in accrued interest.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $203,570 as of December 31, 2006.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees. The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company' consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                            APRIL 3       JANUARY 1          YEAR ENDED
                                            THROUGH        THROUGH          DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  384,340      $134,073    $  453,326   $  440,099
      Life Insurance                          624,443       197,345       767,528      691,642
                                           ----------      --------    ----------   ----------
         Individual Markets Total           1,008,783       331,418     1,220,854    1,131,741
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      77,804        25,935       103,581      106,806
      Group Protection                          8,089         3,069         9,919       11,774
                                           ----------      --------    ----------   ----------
         Employer Markets Total                85,893        29,004       113,500      118,580
                                           ----------      --------    ----------   ----------
Other Operations                               43,752        13,117        67,111       66,183
Net realized gain (loss) on investments        (4,446)       (4,046)       (4,529)     (12,218)
                                           ----------      --------    ----------   ----------
   Total                                   $1,133,982      $369,493    $1,396,936   $1,304,286
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   45,787      $ 16,640    $   56,758   $   53,464
      Life Insurance                          122,583        32,792       136,346      124,656
                                           ----------      --------    ----------   ----------
         Individual Markets Total             168,370        49,432       193,104      178,120
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      12,549         3,675        12,090       11,256
      Group Protection                          3,241         1,322         2,995        5,143
                                           ----------      --------    ----------   ----------
         Employer Markets Total                15,790         4,997        15,085       16,399
                                           ----------      --------    ----------   ----------
Other Operations                               16,857         7,481        31,579       29,389
Cumulative effect of change                        --            --            --       (9,356)
Net realized gain (loss) on investments        (2,890)       (2,630)       (2,944)      (7,942)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  198,127      $ 59,280    $  236,824   $  206,610
                                           ==========      ========    ==========   ==========

                                     DECEMBER 31,
                             -------------------------
                                2006          2005
                             -----------   -----------
ASSETS:
   Individual Markets:
      Individual Annuities   $ 8,612,968   $ 8,068,493
      Life Insurance           9,146,659     9,126,790
   Employer Markets:
      Retirement Products      1,683,445     1,660,498
      Group Protection           134,449       150,219
   Other Operations            1,671,839      (328,703)
                             -----------   -----------
      Total                  $21,249,360   $18,677,297
                             ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123(R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the period April 3 through December 31, 2006 was $4,418 related to the various LNC stock incentive plans. Total stock-based compensation expense allocated to the Company for the period January 1 through April 2, 2006 was $6,312. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $3,401 on April 2, 2006.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson Pilot Financial Insurance Company and Subsidiary
As of December 31, 2006 and 2005, and for the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and for the Years Ended December 31, 2005 and 2004

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1

Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-2

Consolidated Statements of Income for the periods April 3 through
December 31, 2006, and January 1 through April 2, 2006
and the years ended December 31, 2005 and 2004                               F-4

Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-5

Consolidated Statements of Cash Flows for the periods
April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-6

Notes to Consolidated Financial Statements                                   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company (a wholly owned subsidiary of Jefferson-Pilot Corporation) and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP
Greensboro, North Carolina
April 23, 2007

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
ASSETS
Investments:
   Securities available-for-sale:
      Debt securities, at fair value (amortized cost
         $9,526,755 and $8,847,627)                    $ 9,613,191   $ 9,046,904
      Equity securities, at fair value (cost $13,013
         and $6,859)                                        14,730        10,323
   Debt securities held-to-maturity, at amortized
      cost (fair value $0 and $724,370)                         --       688,480
   Mortgage loans on real estate                         1,397,198     1,526,925
   Policy loans                                            577,264       574,808
   Real estate                                              67,889        32,302
   Other investments                                        15,990         9,130
                                                       -----------   -----------
Total investments                                       11,686,262    11,888,872
Cash and cash equivalents                                   94,499        18,551
Accrued investment income                                  150,111       150,409
Due from reinsurers                                        990,459     1,164,864
Currently recoverable income taxes                           7,906         7,874
Deferred policy acquisition costs                           88,666       674,858
Value of business acquired                                 990,870       476,277
Goodwill                                                 1,236,859       269,952
Property and equipment, net                                 44,031        33,409
Other assets                                                69,224       149,398
Assets held in separate accounts                         2,167,375     1,975,863
                                                       -----------   -----------
Total assets                                           $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                              $ 1,860,471   $ 1,909,441
   Policyholder contract deposits                        8,683,104     9,229,051
   Policy and contract claims                              166,288       176,282
   Other                                                   401,665       485,989
                                                       -----------   -----------
Total policy liabilities                                11,111,528    11,800,763
Deferred income tax liabilities                            284,226       213,007
Payable to affiliates                                       71,820        72,235
Accrued expenses and other liabilities                     339,763       234,438
Liabilities related to separate accounts                 2,167,375     1,975,863
                                                       -----------   -----------
Total liabilities                                       13,974,712    14,296,306

Commitments and contingent liabilities (see Note 14)

STOCKHOLDER'S EQUITY
   Common stock, par value $5 per share, 600,000
      shares authorized, issued and outstanding              3,000         3,000
   Paid in capital                                       3,499,893     1,769,440
   Retained earnings                                         3,660       665,299
   Accumulated other comprehensive income                   44,997        76,282
                                                       -----------   -----------
Total stockholder's equity                               3,551,550     2,514,021
                                                       -----------   -----------
Total liabilities and stockholder's equity             $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1
                                                           THROUGH       THROUGH      YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,    APRIL 2,     -------------------------
                                                            2006          2006           2005          2004
                                                        ------------   -----------   -----------   -----------
REVENUE
Premiums and other considerations, net                   $1,015,959     $340,770     $1,260,259    $1,198,086
Universal life and investment product charges               299,564      102,849        428,417       422,021
Net investment income                                       514,256      178,006        728,487       742,382
Realized investment gains (losses)                              497       (3,086)        (6,266)      (37,337)
                                                         ----------     --------     ----------    ----------
Total revenues                                            1,830,276      618,539      2,410,897     2,325,152

BENEFITS AND EXPENSES
Insurance and annuity benefits                            1,146,908      386,367      1,506,418     1,506,099
Insurance commissions, net of deferrals                     117,289       38,310        142,871       135,215
General and administrative expenses, net of deferrals       117,582       31,216        110,491       107,069
Insurance taxes, licenses and fees                           35,971       14,158         49,271        42,365
Amortization of policy acquisition costs and value
   of business acquired                                      69,359       40,575        155,632       157,406
Interest expense                                              3,799        1,235          4,880         5,273
                                                         ----------     --------     ----------    ----------
Total benefits and expenses                               1,490,908      511,861      1,969,563     1,953,427
                                                         ----------     --------     ----------    ----------
Income before income taxes and cumulative effect
   of change in accounting principle                        339,368      106,678        441,334       371,725

INCOME TAXES:
   Current                                                   87,787       44,558        113,282        27,701
   Deferred                                                  31,121       (2,531)        38,590        96,059
                                                         ----------     --------     ----------    ----------
Total income taxes                                          118,908       42,027        151,872       123,760
                                                         ----------     --------     ----------    ----------
Income before cumulative effect of change in
   accounting principle                                     220,460       64,651        289,462       247,965
Cumulative effect of change in accounting for
   long duration contracts, net of taxes                         --           --             --        (7,233)
                                                         ----------     --------     ----------    ----------
Net income                                               $  220,460     $ 64,651     $  289,462    $  240,732
                                                         ==========     ========     ==========    ==========

See accompanying Notes to the Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                (IN THOUSANDS)

                                                                                                         TOTAL
                                          COMMON      PAID IN      RETAINED     ACCUMULATED OTHER    STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS   COMPREHENSIVE INCOME      EQUITY
                                         --------   -----------   ---------   --------------------   -------------
BALANCE, JANUARY 1, 2004                 $  3,000   $ 1,714,440   $ 538,105         $ 158,421         $ 2,413,966
Net income                                     --            --     240,732                --             240,732
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,823)             (1,823)
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --             2,751               2,751
                                                                                                      -----------
   Comprehensive income                                                                                   241,660
Parent Company capital contribution            --        55,000          --                --              55,000
Dividends paid                                 --            --    (192,000)               --            (192,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                  3,000     1,769,440     586,837           159,349           2,518,626
                                         =========================================================================
Net income                                     --            --     289,462                --             289,462
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (2,589)             (2,589)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (80,478)            (80,478)
                                                                                                      -----------
   Comprehensive income                                                                                   206,395
Dividends paid                                               --    (211,000)               --            (211,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                  3,000     1,769,440     665,299            76,282           2,514,021
                                         =========================================================================
Net income                                     --            --      64,651                --              64,651
Parent company capital contribution
   for stock option expense                    --         4,107          --                --               4,107
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,099)             (1,099)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (70,503)            (70,503)
                                                                                                      -----------
   Comprehensive loss                                                                                      (2,844)
Dividends paid                                 --            --     (75,000)               --             (75,000)
                                         -------------------------------------------------------------------------
BALANCE, APRIL 2, 2006                      3,000     1,773,547     654,950             4,680           2,436,177
                                         =========================================================================
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (3,000)   (1,773,547)   (654,950)           (4,680)         (2,436,177)
Lincoln National Corporation
   purchase price                           3,000     3,499,893          --                --           3,502,893
                                         -------------------------------------------------------------------------
BALANCE, APRIL 3, 2006                      3,000     3,499,893          --                --           3,502,893
                                         =========================================================================
Net income                                     --            --     220,460                --             220,460
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --               356                 356
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --            44,641              44,641
                                                                                                      -----------
   Comprehensive income                                                                                   265,457
Dividends paid                                 --            --    (216,800)               --            (216,800)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2006               $  3,000   $ 3,499,893   $   3,660         $  44,997         $ 3,551,550
                                         =========================================================================

See accompanying Notes to the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                        PERIOD FROM   PERIOD FROM
                                                          APRIL 3      JANUARY 1            YEAR ENDED
                                                          THROUGH       THROUGH            DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    -------------------------
                                                           2006           2006          2005          2004
                                                       ------------   -----------   -----------   -----------
OPERATING ACTIVITIES
Net income                                              $ 220,460      $  64,651    $   289,462   $   240,732
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits        67,904           (349)        43,926       156,380
   Deductions from policyholder accounts, net             (50,422)       (18,641)       (62,241)      (46,100)
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                    (89,340)        (6,203)       (15,205)      (28,235)
   Change in receivables and asset accruals                20,633         13,052         (4,116)       (3,407)
   Change in payables and expense accruals                 (2,503)        57,549         17,523       105,520
   Realized investment losses (gains)                        (497)         3,086          6,266        37,337
   Depreciation and amortization                           20,739          2,033          7,333         1,165
   Amortization (accretion) and additions to value
      of business acquired, net                            42,222         11,540         51,697        (2,847)
   Group coinsurance assumed                                   --             --             --       328,875
   Stock compensation                                          --          4,107             --            --
   Other                                                   (3,022)        26,858         25,157       (12,213)
                                                        ---------      ---------    -----------   -----------
Net cash provided by operating activities                 226,174        157,683        359,802       777,207
                                                        ---------      ---------    -----------   -----------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                  286,558         59,090        890,460       930,264
   Maturities, calls and redemptions                      599,775        163,813        722,075       825,884
   Purchases                                             (949,836)      (187,613)    (1,647,073)   (2,384,201)
Securities held-to-maturity:
   Sales                                                       --             86            536        19,397
   Maturities, calls and redemptions                           --         64,372        151,711       145,013
   Purchases                                                   --             --            (73)       (7,193)
Repayments of mortgage loans                              149,359         58,025        209,972       164,990
Mortgage loans originated                                 (40,120)        (8,262)      (306,557)     (228,043)
Decrease (increase) in policy loans, net                   (1,345)        (1,111)        10,575         1,851
Securities lending                                         83,599             --             --            --
Other investing activities, net                            (2,040)       (13,901)        (2,452)       16,891
                                                        ---------      ---------    -----------   -----------
Net cash provided by (used in) investing activities       125,950        134,499         29,174      (515,147)
                                                        ---------      ---------    -----------   -----------
FINANCING ACTIVITIES
Policyholder contract deposits                            617,891        179,689        718,947       758,817
Withdrawals of policyholder contract deposits            (798,439)      (275,838)      (920,815)     (858,674)
Net proceeds (payments) from securities sold under
   repurchase agreements                                     (103)           242            245        (4,698)
Cash dividends paid                                      (216,800)       (75,000)      (211,000)     (192,000)
Capital contribution from parent                               --             --             --        55,000
                                                        ---------      ---------    -----------   -----------
Net cash used in financing activities                    (397,451)      (170,907)      (412,623)     (241,555)
                                                        ---------      ---------    -----------   -----------
Net increase (decrease) in cash and cash equivalents      (45,327)       121,275        (23,647)       20,505
Cash and cash equivalents, beginning                      139,826         18,551         42,198        21,693
                                                        ---------      ---------    -----------   -----------
Cash and cash equivalents, ending                       $  94,499      $ 139,826    $    18,551   $    42,198
                                                        =========      =========    ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                           $   2,868      $   1,328    $     4,427   $     2,310
                                                        =========      =========    ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPFIC and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), (collectively referred to as the "Company"), are principally engaged in the sale of individual life insurance products, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard ("SFAS") No.141, "Business Combinations" ("SFAS 141") and JPFIC became wholly-owned by LNC. JPFIC is expected to merge into Lincoln National Life Company, an Indiana domiciled affiliate on July 1, 2007. This transaction is dependent on the approval by the Indiana Department of Insurance. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPFIC were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JPFIC's net assets assumed in the merger was $3.5 billion. Goodwill of $1.2 billion resulted from the excess of purchase price over the fair value of JPFIC's net assets. The parent paid a premium over the fair value of JPFIC's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                             PRELIMINARY     FAIR VALUE
                                                             FAIR VALUE    ADJUSTMENTS(1)
                                                            ------------   --------------
Investments                                                 $ 11,649,995     $  101,994
Due from reinsurers                                            1,034,439             --
Deferred acquisition costs and value of business acquired      1,055,891       (166,959)
Goodwill                                                       1,236,859        966,907
Other assets                                                     398,798        (43,083)
Assets held in separate accounts                               2,073,659             --
Policy liabilities                                           (11,307,163)       234,716
Income tax liabilities                                          (279,053)       (59,635)
Accounts payable, accruals and other liabilities                (286,873)        29,098
Liabilities related to separate accounts                      (2,073,659)            --
                                                            ------------     ----------
   Total net assets acquired                                $  3,502,893     $1,063,038
                                                            ============     ==========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                     PRELIMINARY
                                      FAIR VALUE
                                     -----------
Individual Markets:
   Life Insurance                     $  530,421
   Annuities                             425,464
                                      ----------
      Total Individual Markets           955,885
Employer Markets: Group Protection       280,974
                                      ----------
      Total Goodwill                  $1,236,859
                                      ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles ("SAP"), as adopted by the Insurance Department of the states of Nebraska (JPFIC) and New Jersey (JPLA), and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JPFIC and JPLA. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue, and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired or, in 2005, securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity.

Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $1,237 and $31,590 at December 31, 2006 and 2005. Other investments, which consist primarily of affordable housing tax credit investments, are stated at equity, fair value, or the lower of cost or market as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, ("SFAS 133") requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which we classify within other investments on our consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. The effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, applying the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads, but also incorporating mean reversion techniques. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses, and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the Consolidated Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment, and three to five years for computer hardware and software. Accumulated depreciation was $605 and $42,743 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract). by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs and value of business acquired. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, value of business acquired, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's initial parent company, Jefferson-Pilot, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries, as discussed in Note 1. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

RECLASSIFICATIONS

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or shareholders' equity of the prior years.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO, 157--FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

FIN 48--ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adjustment upon initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007, effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

SFAS NO. 155--ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS NO. 123R--SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R) the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's results of operations. Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and accordingly recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

The Company does not invest in significant amounts of nontraditional loan products and FSP 94-6-1 will not have an immediate impact on our disclosures.

SOP 05-1--ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company adopted this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired ("VOBA"). The Company's adoption resulted in a $36.9 million decrease to DAC and VOBA balances and approximately an $11 million increase to amortization in 2007.

FSP 115-1--THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

3.   INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities were as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS       LOSSES        VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   59,365    $    413    $   (514)    $   59,264
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        925,981       6,108      (1,596)       930,493
Obligations of states and political subdivisions           38,552         313         (30)        38,835
Corporate obligations                                   7,840,700      90,283     (15,884)     7,915,099
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        531,914       7,515        (168)       539,261
Affiliate bonds                                           130,243          --          (4)       130,239
                                                       ----------    --------    --------     ----------
Subtotal, debt securities                               9,526,755     104,632     (18,196)     9,613,191
Equity securities                                          13,013       1,717          --         14,730
                                                       ----------    --------    --------     ----------
Securities available-for-sale                          $9,539,768    $106,349    $(18,196)    $9,627,921
                                                       ==========    ========    ========     ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS      (LOSSES)       VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $  101,616    $  3,989    $  (1,090)   $  104,515
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        561,469      15,806       (4,454)      572,821
Obligations of states and political subdivisions           20,111       1,077         (256)       20,932
Corporate obligations                                   7,225,546     262,389      (85,895)    7,402,040
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        821,732      16,992       (9,589)      829,135
Affiliated bonds                                          108,000          --       (1,152)      106,848
Redeemable preferred stocks                                 9,153       1,839         (379)       10,613
                                                       ----------    --------    ---------    ----------
Subtotal, debt securities                               8,847,627     302,092     (102,815)    9,046,904
Equity securities                                           6,859       3,464           --        10,323
                                                       ----------    --------    ---------    ----------
Securities available-for-sale                          $8,854,486    $305,556    $(102,815)   $9,057,227
                                                       ==========    ========    =========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $    3,750    $    603    $      --    $    4,353
Corporate obligations                                     661,790      39,722       (4,059)      697,453
Affiliate bonds                                            22,940         262         (638)       22,564
                                                       ----------    --------    ---------    ----------
Debt securities held-to-maturity                       $  688,480    $ 40,587    $  (4,697)   $  724,370
                                                       ==========    ========    =========    ==========

Affiliate bonds consist of securities issued by Lincoln JP Holdings L.P., Lincoln Financial Media Company and LNC. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities, which are based upon estimated maturity dates. Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED      FAIR
                                            COST         VALUE
                                         ----------   ----------
Due in one year or less                  $  383,281   $  383,101
Due after one year through five years     2,737,093    2,750,186
Due after five years through ten years    3,070,169    3,099,630
Due after ten years                       1,878,317    1,910,520
Amounts not due at a single maturity
   date                                   1,457,895    1,469,754
                                         ----------   ----------
                                         $9,526,755   $9,613,191
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $80,121 and $83,599 at December 31, 2006, and $106,495 and $110,635 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                -----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                            $ 152,455     $ 1,993     $ 154,448
Change during year ended December 31, 2004:
   Increase in stated amount of securities                            797         949         1,746
   Increase in value of business acquired and deferred
      policy acquisition costs                                      2,487          --         2,487
   Increase in deferred income tax liabilities                     (1,150)       (332)       (1,482)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                             2,134         617         2,751
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as
   of December 31, 2004                                           154,589       2,610       157,199
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                       (249,997)       (554)     (250,551)
   Increase in value of business acquired and deferred
      policy acquisition costs                                    126,738          --       126,738
   Decrease in deferred income tax liabilities                     43,141         194        43,335
                                                                ---------     -------     ---------
Decrease in net unrealized gains included in other
   comprehensive income                                           (80,118)       (360)      (80,478)
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                               74,471       2,250        76,721
Change during period January 1 through April 2, 2006:
   Increase (decrease) in stated amount of securities            (184,858)        150      (184,708)
   Increase in value of business acquired and deferred
      policy acquisition costs                                     76,242                    76,242
   Decrease (increase) in deferred income tax liabilities          38,015         (52)       37,963
                                                                ---------     -------     ---------
Increase (decrease) in net unrealized gains included in other
   comprehensive income                                           (70,601)         98       (70,503)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 2, 2006                           3,870       2,348         6,218
Sale of stockholder's equity                                       (3,870)     (2,348)       (6,218)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                         86,436       1,717        88,153
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (19,557)         --       (19,557)
   Increase in deferred income tax liabilities                    (23,354)       (601)      (23,955)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                            43,525       1,116        44,641
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                            $  43,525     $ 1,116     $  44,641
                                                                =========     =======     =========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH          DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -------------------
                                             2006           2006        2005       2004
                                         ------------   -----------   --------   --------
Interest on debt securities                $429,573       $144,476    $598,307   $606,715
Investment income on equity securities          700             20         843        807
Interest on mortgage loans                   72,385         25,475     102,480    101,865
Interest on policy loans                     25,705          7,653      35,004     34,819
Other investment income                       6,661          5,744      10,778     14,675
                                           --------       --------    --------   --------
Gross investment income                     535,024        183,368     747,412    758,881
Investment expenses                         (20,768)        (5,362)    (18,925)   (16,499)
                                           --------       --------    --------   --------
Net investment income                      $514,256       $178,006    $728,487   $742,382
                                           ========       ========    ========   ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 2,035       $(3,357)    $(9,903)  $(40,111)
Other                                                     1,692           198       4,989       (374)
Amortization of deferred policy acquisition costs,
   value of  business acquired and deferred sales
   inducements                                           (3,230)           73      (1,352)     3,148
                                                        -------       -------     -------   --------
Realized investment losses                              $   497       $(3,086)    $(6,266)  $(37,337)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005       2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,493     $ 25,332   $ 19,583
   Losses                                               (9,457)        (4,850)     (35,235)   (59,694)
                                                       -------        -------     --------   --------
Realized gains (losses) on total securities            $ 2,035        $(3,357)    $ (9,903)  $(40,111)
                                                       =======        =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,211     $ 23,795   $ 15,735
   Losses                                               (9,457)        (4,827)     (35,073)   (59,186)
                                                       -------        -------     --------   --------
Realized gains (losses) on available-for-sale
   securities                                          $ 2,035        $(3,616)    $(11,278)  $(43,451)
                                                       =======        =======     ========   ========

INVESTMENT CONCENTRATION RISK AND IMPAIRMENT

Investments in debt and equity securities include 1,084 issuers. Debt securities include investments in Lincoln JP Holdings L.P. of $108,000 and $106,848 as of December 31, 2006 and 2005. At December 31, 2006, no other corporate issuer represents more than 1% of investments. At December 31, 2005, Wachovia Corporation represented more than 1% of debt and equity investments with a balance of $105,753. Debt securities considered less than investment grade approximated 8% and 7% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $158,392 and $158,346.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by industrial (31%), retail (30%), office (25%), apartment (8%), hotel (5%), and other (1%) properties. Our mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 29% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 20% are for properties located in Pacific states, approximately 12% are for properties located in the East North Central states, approximately 11% are for properties located in the West South Central states, and approximately 11% are for properties located in the West North Central states. No other geographic region represents greater than 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $5,922 at December 31, 2006 and 2005. The average recorded investment in potentially impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $3,799 and $5,225 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $14 from January 1 through April 2, 2006, and $177 and $235 during the years ended December 31, 2005 and 2004, was recognized.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold were $0, $536 and $11,633 for 2006, 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0, $0 and $421.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The table below summarizes unrealized losses on all debt securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                          DECEMBER 31, 2006
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER               TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,247    $   (514)       $--          $--      $   24,247    $   (514)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      252,625      (1,596)        --           --         252,625      (1,596)
Obligations of states and political
   subdivisions                                 6,757         (30)        --           --           6,757         (30)
Corporate obligations                       1,619,415     (15,884)        --           --       1,619,415     (15,884)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        61,716        (168)        --           --          61,716        (168)
Affiliate bonds                                11,822          (4)        --           --          11,822          (4)
                                           ----------    --------        ---          ---      ----------    --------
Total temporarily impaired securities      $1,976,582    $(18,196)       $--          $--      $1,976,582    $(18,196)
                                           ==========    ========        ===          ===      ==========    ========

                                                                         DECEMBER 31, 2005
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,905    $   (521)   $   18,617    $   (569)   $   43,522   $  (1,090)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                       85,513      (2,599)       44,886      (1,855)      130,399      (4,454)
Obligations of states and political
   subdivisions                                 8,700        (256)           --          --         8,700        (256)
Corporate obligations                       2,386,691     (53,987)      889,742     (35,967)    3,276,433     (89,954)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)       473,299      (7,111)       55,731      (2,478)      529,030      (9,589)
Redeemable preferred stock                        925        (126)        1,850        (253)        2,775        (379)
Affiliate bonds                               106,848      (1,152)       14,718        (638)      121,566      (1,790)
                                           ----------    --------    ----------    --------    ----------   ---------
Total temporarily impaired securities      $3,086,881    $(65,752)   $1,025,544    $(41,760)   $4,112,425   $(107,512)
                                           ==========    ========    ==========    ========    ==========   =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less then 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuations of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and our intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in our debt portfolio as of December 31, 2006:

                 AMORTIZED      FAIR      UNREALIZED
                   COST         VALUE       LOSSES     PERCENTAGE
                ----------   ----------   ----------   ----------
90% - 99%       $1,973,261   $1,958,011    $(15,250)       84%
80% - 89%           21,403       18,487      (2,916)       16%
Below 80%              114           84         (30)       --
                ----------   ----------    --------       ---
                $1,994,778   $1,976,582    $(18,196)      100%
                ==========   ==========    ========       ===

As of December 31, 2006, the Company held four securities that were "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $(1,297) and $(1,083) at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the years ended December 31, 2006, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedged floating rate investments was twenty years and eight years, respectively.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain (loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain (loss) is amortized into income over time, resulting in an overall yield that is consistent with the Company's pricing assumptions. The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $356 from April 3 through December 31, 2006, $(1,099) from January 1 through April 2, 2006, and $(2,589) and $(1,823) for the years ended December 31, 2005 and 2004. During 2006, 2005 and 2004, the Company did not reclassify any gains (losses) into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company's realized investment gains from these swaps were $509 from April 3 through December 31, 2006, $(307) from January 1 through April 2, 2006, and $421 and $514 for the years ended December 31, 2005 and 2004.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options it will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in fair values of these liabilities are reported in interest credited. Interest credited was decreased by $137, $522 and $2,364 in 2006, 2005 and 2004 for the changes in fair value of these liabilities. The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked-to-market through realized investment gains, but were insignificant for the years ended December 31, 2006, 2005, and 2004.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                  PERIOD FROM   PERIOD FROM
                                                    APRIL 3      JANUARY 1          YEAR ENDED
                                                    THROUGH       THROUGH          DECEMBER 31,
                                                 DECEMBER 31,     APRIL 2,    ---------------------
                                                     2006           2006         2005        2004
                                                 ------------   -----------   ---------   ---------
Beginning balance                                 $ 727,271       $674,858    $ 586,157   $ 564,152

Purchase accounting fair value adjustment          (727,271)            --           --          --
Cumulative effect of change in accounting
   principle                                             --             --           --      (2,504)
Group coinsurance assumed                                --             --           --      37,447
                                                  ---------       --------    ---------   ---------
                                                         --        674,858      586,157     599,095
                                                  ---------       --------    ---------   ---------
Deferrals:
   Commissions                                       38,618         16,176       59,551      62,102
   Other                                             59,513         19,589       62,449      55,979
                                                  ---------       --------    ---------   ---------
Total deferrals                                      98,131         35,765      122,000     118,081
                                                  ---------       --------    ---------   ---------
Adjustments:
   Amortization                                      (9,477)       (28,825)    (102,791)   (125,614)
   Adjustment related to realized losses
      (gains) on debt securities                        349             75         (113)        804
   Adjustment related to unrealized losses
      (gains) on securities available-for-sale         (337)        45,398       69,605      (6,209)
                                                  ---------       --------    ---------   ---------
Total adjustments                                     9,465         16,648      (33,299)   (131,019)
                                                  ---------       --------    ---------   ---------
Ending balance                                    $  88,666       $727,271    $ 674,858   $ 586,157
                                                  =========       ========    =========   =========

See Note 10 for discussion of group coinsurance transaction.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1          YEAR ENDED
                                                 THROUGH        THROUGH         DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    ---------------------
                                                  2006           2006         2005        2004
                                              ------------   -----------   ---------   ---------
Beginning balance                              $  495,579      $476,277     $472,076    $458,189
Purchase accounting fair value adjustment         560,312            --           --          --
Cumulative effect of change in accounting
   principle                                           --            --           --      30,223
                                               ----------      --------     --------    --------
                                                1,055,891       476,277      472,076     488,412
                                               ----------      --------     --------    --------
Deferral of commissions and accretion of
   interest                                        17,660           209        1,144       4,416
                                               ----------      --------     --------    --------
Adjustments:
   Amortization                                   (59,882)      (11,749)     (52,841)    (31,792)
   Adjustment related to realized losses
      (gains) on debt securities                   (3,579)           (2)      (1,235)      2,344
   Adjustment related to unrealized losses
      on debt securities available-for-sale       (19,220)       30,844       57,133       8,696
                                               ----------      --------     --------    --------
Total adjustments                                 (82,681)       19,093        3,057     (20,752)
                                               ----------      --------     --------    --------
Ending balance                                 $  990,870      $495,579     $476,277    $472,076
                                               ==========      ========     ========    ========

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

       AMORTIZATION
YEAR    PERCENTAGE
----   ------------
2007       6.3%
2008       7.7%
2009       6.6%
2010       6.3%
2011       5.7%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 33,527       $34,264     $38,272   $    --
Purchase accounting fair value adjustment                (33,527)           --          --        --
Cumulative effect of change in accounting principle           --            --          --    41,223
Deferral of bonus interest                                   693           120         912       468
Adjustments:
   Amortization                                               (7)         (857)     (4,916)   (3,419)
   Adjustment related to realized (gains) on debt
      securities available-for-sale                           --            --          (4)       --
                                                        --------       -------     -------   -------
Total adjustments                                             (7)         (857)     (4,920)   (3,419)
                                                        --------       -------     -------   -------
Ending balance                                          $    686       $33,527     $34,264   $38,272
                                                        ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to an ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 9.0% in 2006 and 2005. The average credited interest rates for universal life-type products were 4.7% in 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005, and 3.0% to 7.4% in 2004. The average credited interest rates for annuity products were 4.1% for 2006, 4.0% for 2005, and 4.3% for 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1           YEAR ENDED
                                               THROUGH       THROUGH           DECEMBER 31,
                                            DECEMBER 31,    APRIL 2,     -----------------------
                                                2006          2006          2005         2004
                                            ------------   -----------   ----------   ----------
Balance at beginning of period               $  939,745     $  929,307   $  846,643   $  507,238
Less reinsurance recoverables                   103,930         96,958       84,346       94,381
                                             ----------     ----------   ----------   ----------
Net balance at beginning of period              835,815        832,349      762,297      412,857
                                             ----------     ----------   ----------   ----------
Reinsurance transaction (See Note 9)                 --             --           --      253,348
Amount incurred:
   Current year                                 450,629        131,612      580,771      582,066
   Prior year                                     3,037          5,157       10,072      (22,452)
                                             ----------     ----------   ----------   ----------
                                                453,666        136,769      590,843      559,614
                                             ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                 250,523         50,600      295,157      292,495
   Prior year                                   164,767         82,703      225,634      171,027
                                             ----------     ----------   ----------   ----------
                                                415,290        133,303      520,791      463,522
                                             ----------     ----------   ----------   ----------
Net balance at end of period                    874,191        835,815      832,349      762,297
Plus reinsurance recoverables                   101,912        103,930       96,958       84,346
                                             ----------     ----------   ----------   ----------
Balance at end of period                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========
Balance at end of period included with:
   Total future policy benefits              $1,860,471     $1,850,780   $1,909,441   $1,822,837
   Less: Other future policy benefits           926,302        956,539    1,024,166    1,030,211
                                             ----------     ----------   ----------   ----------
      A&H future benefits                       934,169        894,241      885,275      792,626
                                             ----------     ----------   ----------   ----------
   Total policy and contract claims             166,288        167,573      176,282      194,330
   Less: Other policy and contract claims       124,354        122,069      132,250      140,313
                                             ----------     ----------   ----------   ----------
      A&H policy and contract claims             41,934         45,504       44,032       54,017
                                             ----------     ----------   ----------   ----------
      Total A&H reserves                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. In 2006 and 2005, the amount incurred for accident and health and disability benefits related to prior years was negatively impacted by claims termination experience in the Company's long-term disability business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included in other policy liabilities on the consolidated balance sheets were $2,894 and $1,397, respectively.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $1,140,379 and $1,220,460. Reported statutory net income for the years ended December 31, 2006, 2005 and 2004 was $262,015, $290,812 and $200,856.

Prior to its acquisition, Guarantee Life Insurance Company ("GLIC", which was subsequently merged into JPFIC) converted from a mutual form to a stock life company. In connection with that conversion, GLIC agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets allocated to the participating policies, including revenue there from, will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $320,223 and $327,382 at December 31, 2006 and $321,193 and $332,819 at December 31, 2005. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. The NAIC and the Life and Health Actuarial Task Force recently approved statutory reserving practices under Actuarial Guideline 38 (referred to as AXXX or the Guideline) that will require the Company, and other companies, to record higher AXXX reserves on new sales during a 21-month period beginning July 1, 2005, followed by a long-term change to reserving methods for these products. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $17,290 and $17,960 on deposit with various states in 2006 and 2005, which are reported in debt securities within the Company's consolidated balance sheets.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey Statutes require JPLA to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey Statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid by JPLA in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                      PERIOD FROM        PERIOD FROM
                    APRIL 3 THROUGH       JANUARY 1      YEAR ENDED DECEMBER 31,
                     DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                         2006               2006            2005         2004
                    ---------------   ----------------   ----------   ----------
Current                 $ 87,787           $44,558        $113,282     $ 27,701
Deferred                  31,121            (2,531)         38,590       96,059
                        --------           -------        --------     --------
Total tax expense       $118,908           $42,027        $151,872     $123,760
                        ========           =======        ========     ========

The effective tax rate on pre-tax income from continuing operations differs from the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                         PERIOD FROM        PERIOD FROM
                                       APRIL 3 THROUGH       JANUARY 1            DECEMBER 31,
                                        DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                                            2006               2006            2005         2004
                                       ---------------   ----------------   ----------   ----------
Tax rate of 35% times pre-tax income      $118,779            $37,337        $154,467     $130,104
Effect of:
   Tax-preferred investment income            (761)              (642)         (2,570)      (1,855)
   Tax credits                                 (80)                --            (323)        (452)
   Release of prior year overaccrual            --                 --              --       (4,235)
   IRS audit adjustments                       767              5,326             126           --
   Other items                                 203                  6             172          198
                                          --------            -------        --------     --------
      Provision for income taxes          $118,908            $42,027        $151,872     $123,760
                                          ========            =======        ========     ========
      Effective tax rate                      35.0%              39.4%           34.4%        33.3%
                                          ========            =======        ========     ========

The Federal income tax asset (liability) is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ---------------------
                                                            2006       2005
                                                         ---------   ---------
Current                                                  $   7,906   $   7,874
Deferred                                                  (284,226)   (213,007)
                                                         ---------   ---------
Total federal income tax liability                       $(276,320)  $(205,133)
                                                         =========   =========

Significant components of JPFIC's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2006        2005
                                                       ---------   ---------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  23,759   $ 130,860
   Deferral of policy acquisition costs                   85,109          --
   Investments                                                --       6,071
   Deferred compensation                                  21,862      21,862
   Capital loss carryforward                               1,611       1,393
   Deferred gain recognition for income tax purposes         399         189
   Unearned investment revenue                             2,381       2,457
   Other deferred tax assets                               6,688       6,943
                                                       ---------   ---------
Total deferred tax assets                                141,809     169,775
Deferred income tax liabilities:
   Deferral of policy acquisition costs                       --    (150,134)
   Present value in force                               (343,411)   (176,878)
   Net unrealized gains on securities                    (31,047)    (41,075)
   Investments                                           (17,463)         --
   Property, plant, and equipment                        (28,597)    (10,971)
   Obligation for postretirement benefits                 (4,065)     (3,659)
   Other deferred tax liabilities                         (1,452)        (65)
                                                       ---------   ---------
Total deferred tax liabilities                          (426,035)   (382,782)
                                                       ---------   ---------
Net deferred income tax liabilities                    $(284,226)  $(213,007)
                                                       =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return with its wholly-owned subsidiary, JPLA. Cash paid for income taxes in 2006, 2005, and 2004 was $116.3 million, $136.2 million, and $24.9 million, respectively.

JPFIC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, JPFIC concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

The JPFIC consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. JPFIC does not anticipate that any adjustments, which might result from such audits, would be material to JPFIC's consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

The Company reinsures certain insurance business written prior to 1995 with affiliates of Household International, Inc. (Household) on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate the Company for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $647,783 and $783,708 due from the Household affiliates at December 31, 2006 and 2005.

Assets related to the Household reinsured business have been placed in irrevocable trusts formed to hold the assets for the benefit of the Company and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. The Company has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

As of December 31, 2006 and 2005, the Company also had a reinsurance recoverable of $65,125 and $70,377 from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $159,226 and $193,047 of securities and short-term investments as of December 31, 2006 and 2005, 50% of which is included in investments in the consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Company acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of The Canada Life Assurance Company (Canada Life), an indirect subsidiary of Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $400 million of policy liabilities. The Company also received assets, primarily comprised of cash, in support of those liabilities. The deferred policy acquisition costs recorded in the transaction are being amortized over 15 years, representing the expected premium-paying period of the blocks of policies acquired. An intangible asset of $25 million, attributable to the value of the distribution system acquired in the transaction, was recorded in other assets within the consolidated balance sheets and is being amortized over 30 years, representing the period over which the Company expects to earn premiums from new sales stemming from the added distribution capacity. The revenues and benefits and expenses associated with these blocks are presented in the Company's consolidated statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                                            PERIOD FROM   PERIOD FROM
                                                              APRIL 3      JANUARY 1           YEAR ENDED
                                                              THROUGH       THROUGH           DECEMBER 31,
                                                           DECEMBER 31,     APRIL 2,    -----------------------
                                                               2006           2006         2005          2004
                                                           ------------   -----------   ----------   ----------
Premiums and other considerations direct                    $1,048,733      $349,123    $1,303,612   $1,089,822
Premiums and other considerations assumed                        7,640         3,601        13,231      163,538
Less premiums and other considerations ceded                    40,414        11,954        56,584       55,274
                                                            ----------      --------    ----------   ----------
Net premiums and other considerations                       $1,015,959      $340,770    $1,260,259   $1,198,086
                                                            ==========      ========    ==========   ==========
Universal life and investment product charges, direct       $  345,993      $115,678    $  483,710   $  474,563
Universal life and investment product charges assumed              115            13           259          209
Less universal life and investment product charges ceded        46,544        12,842        55,552       52,751
                                                            ----------      --------    ----------   ----------
Net universal life and investment product charges           $  299,564      $102,849    $  428,417   $  422,021
                                                            ==========      ========    ==========   ==========
Benefits direct                                             $1,179,064      $410,974    $1,875,527   $1,506,077
Benefits assumed                                               (20,759)       (2,145)     (224,520)     148,644
Less reinsurance recoveries                                     11,397        22,462       144,589      148,622
                                                            ----------      --------    ----------   ----------
Net benefits                                                $1,146,908      $386,367    $1,506,418   $1,506,099
                                                            ==========      ========    ==========   ==========

The negative benefits assumed amount in 2006 and 2005 is a result of lapses within the Canada Life block.

11. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

                                                                   UNREALIZED
                                                                 GAINS (LOSSES)     DERIVATIVE
                                                                 ON AVAILABLE-      FINANCIAL
                                                                    FOR-SALE       INSTRUMENTS
                                                                   SECURITIES     GAINS/(LOSSES)     TOTAL
                                                                 --------------   --------------   --------
BALANCE AT DECEMBER 31, 2003                                         $154,448         $  3,973     $158,421
Unrealized holding losses arising during period,
   net of $13,726 tax benefit                                         (25,493)              --      (25,493)
Change in fair value of derivatives, net of $982 tax benefit               --           (1,823)      (1,823)
Less: reclassification adjustment
   Losses realized in net income, net of $15,207 tax benefit          (28,244)              --      (28,244)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2004                                          157,199            2,150      159,349
Unrealized holding losses arising during period,
   net of $47,282 tax benefit                                         (87,809)              --      (87,809)
Change in fair value of derivatives, net of $1,393 tax benefit             --           (2,589)      (2,589)
Less: reclassification adjustment
   Losses realized in net income, net of $3,947 tax benefit            (7,331)              --       (7,331)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2005                                           76,721             (439)      76,282
Unrealized holding losses arising during period,
   net of $39,229 tax benefit                                         (72,854)         (72,854)
Change in fair value of derivatives, net of $592 tax benefit                            (1,099)      (1,099)
Less: reclassification adjustment
   Losses realized in net income, net of $1,265 tax benefit            (2,351)              --       (2,351)
                                                                     --------         --------     --------
BALANCE AT APRIL 2, 2006                                                6,218           (1,538)       4,680
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of AOCI                             (6,218)           1,538       (4,680)
                                                                     --------         --------     --------
BALANCE AT APRIL 3, 2006                                                   --               --           --
Unrealized holding losses arising during period,
   net of $23,325 taxes                                                43,318               --       43,318
Change in fair value of derivatives, net of $197 taxes                    356              356
Less: reclassification adjustment
   Gains realized in net income, net of $712 taxes                      1,323               --        1,323
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2006                                         $ 44,641         $    356     $ 44,997
                                                                     ========         ========     ========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services. The Company expensed, prior to deferrals, $195,318 from April 3 through December 31, 2006, $49,747 from January 1 through April 2, 2006, and $191,370 and $182,425 for the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company, of which $20,541 and $21,015 remained payable as of December 31, 2006 and 2005. The remainder of the payable to affiliates at year-end was due to other affiliates.

Included in the payable to affiliates is a $50,000 surplus note issued by the Company on September 24, 1994 that is held by HARCO Capital Corporation, an affiliate. The note bears interest at 9.76% and matures on September 30, 2024. The Company recognized interest expense of $3,660 from April 3 through December 31, 2006, $1,220 from January 1 through April 2, 2006, and $4,880 in 2005 and
2004. The Company has the right to repay the note on any March 31 or September 30 after September 30, 2005. The note calls for the Company to pay interest semiannually on March 31 and September 30. Any payment of interest or repayment of principal may be paid only if the Company has obtained the prior written approval of the Nebraska Department of

Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause the Company to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                   2006       2005
                                                 --------   --------
Lincoln JP Holdings L.P. Senior Promissory
   Notes due 2008, interest rate  of 4.6%        $107,507   $106,848
Lincoln Financial Media Senior Promissory
   Notes due 2006 through 2013,  interest
   rates ranging from 4.2% to 7.7%               $ 16,743   $ 22,940
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate  of 5.25%       $  5,989   $     --

The Company recognized interest income totaling $4,806 from April 3 through December 31, 2006, $1,551 from January 1 through April 2, 2006, and $6,347 and $6,931 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity and variable universal life contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $21,425 from April 3 through December 31, 2006, $9,426 from January 1 through December 31, 2006, and $31,151 and $36,680 for the years ended December 31, 2005 and 2004, related to this agreement.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

                                                          2006                     2005
                                               ------------------------   -----------------------
                                                 CARRYING       FAIR       CARRYING       FAIR
                                                   VALUE        VALUE        VALUE        VALUE
                                               -----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale             $9,613,191    $9,613,191   $9,046,904   $9,046,904
Debt securities held-to-maturity                       --            --      688,480      724,370
Equity securities available-for-sale               14,730        14,730       10,323       10,323
Mortgage loans on real estate                   1,397,198     1,421,562    1,526,925    1,599,264
Policy loans                                      577,264       629,109      574,808      624,895
Derivative financial instruments                   (1,297)       (1,297)      (1,083)      (1,083)

FINANCIAL LIABILITIES
Annuity contract liabilities in accumulation
   phase                                        1,850,915     1,826,295    2,037,294    2,010,853
Securities sold under repurchase agreements            --            --      150,792      150,792

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the Company's consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the Company's consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $32,659 and $13,050 as of December 31, 2006 and 2005, respectively.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company is involved in various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which our chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides its products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored variable and fixed annuities, mutual fund based programs in the 401 (k), 403 (b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments and unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1           YEAR ENDED
                                             THROUGH       THROUGH           DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  102,085      $ 34,975    $  152,604   $  163,996
      Life Insurance                          607,760       211,437       854,907      873,203
                                           ----------      --------    ----------   ----------
         Individual Markets Total             709,845       246,412     1,007,511    1,037,199
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       65,873        23,374        93,117       93,932
      Group Protection                      1,023,726       342,086     1,268,892    1,190,342
                                           ----------      --------    ----------   ----------
         Employer Markets Total             1,089,599       365,460     1,362,009    1,284,274
                                           ----------      --------    ----------   ----------
Other Operations                               30,335         9,753        47,643       41,016
Net realized gain (loss) on investments           497        (3,086)       (6,266)     (37,337)
                                           ----------      --------    ----------   ----------
   Total                                   $1,830,276      $618,539    $2,410,897   $2,325,152
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   12,388      $  4,673    $   21,508   $   18,806
      Life Insurance                           91,141        32,670       151,225      149,675
                                           ----------      --------    ----------   ----------
         Individual Markets Total             103,529        37,343       172,733      168,481
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       10,945         3,741        15,400       14,541
      Group Protection                         95,787        23,912        83,727       65,593
                                           ----------      --------    ----------   ----------
         Employer Markets Total               106,732        27,653        99,127       80,134
                                           ----------      --------    ----------   ----------
Other Operations                                9,876         1,660        21,674       23,619
Cumulative Change                                  --                          --       (7,233)
Net realized gain (loss) on investments           323        (2,005)       (4,072)     (24,269)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  220,460      $ 64,651    $  289,462   $  240,732
                                           ==========      ========    ==========   ==========

                                                           DECEMBER 31
                                                   -------------------------
                                                       2006          2005
                                                   -----------   -----------
ASSETS:
   Individual Markets:
      Individual Life Insurance                    $ 9,305,892   $10,425,115
      Individual Annuities                           2,911,465     2,684,610
   Employer Markets:
      Retirement Products                            1,372,364     1,397,437
      Group Protection                               2,207,218     1,786,677
   Other Operations                                  1,708,782       495,473
                                                   -----------   -----------
      Total                                        $17,505,721   $16,789,312
                                                   ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $0 and $4,107 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $2,379 on April 2, 2006.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31, 2006   DECEMBER 31, 2005
                                                                -----------------   -----------------
                                                                            (IN MILLIONS)
                                                                -------------------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed maturity (cost: 2006 -- $53,846, 2005 -- $31,267)        $ 54,697            $ 32,245
      Equity (cost: 2006 -- $205, 2005 -- $95)                            218                 101
   Trading securities                                                   2,820               2,985
   Mortgage loans on real estate                                        7,344               3,662
   Real estate                                                            409                 182
   Policy loans                                                         2,755               1,858
   Derivative investments                                                 245                  41
   Other investments                                                      819                 423
                                                                     --------            --------
         Total Investments                                             69,307              41,497
Cash and invested cash                                                  1,762               1,962
Deferred acquisition costs and value of business acquired               7,609               4,418
Premiums and fees receivable                                              331                 285
Accrued investment income                                                 838                 500
Amounts recoverable from reinsurers                                     7,949               6,955
Goodwill                                                                3,514                 919
Other assets                                                            1,729               1,091
Assets held in separate accounts                                       71,777              56,427
                                                                     --------            --------
         Total Assets                                                $164,816            $114,054
                                                                     ========            ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
   Insurance policy and claim reserves                               $ 13,650            $ 10,384
   Investment contractholder and policyholder funds                    58,385              35,273
                                                                     --------            --------
         Total Insurance and Investment Contract Liabilities           72,035              45,657
Short-term debt                                                            21                  34
Long-term debt and senior notes                                         1,440               1,250
Reinsurance related derivative liability                                  218                 278
Funds withheld reinsurance liabilities                                  1,816               1,711
Deferred gain on indemnity reinsurance                                    759                 835
Other liabilities                                                       3,905               2,536
Liabilities related to separate accounts                               71,777              56,427
                                                                     --------            --------
         Total Liabilities                                            151,971             108,728
                                                                     --------            --------
Commitments and Contingencies (See Note 9)
SHAREHOLDER'S EQUITY
Common stock                                                            6,961                  25
Retained earnings                                                       5,468               4,848
Accumulated other comprehensive income:
   Net unrealized gain on securities available-for-sale                   421                 452
   Net unrealized (loss)gain on derivative instruments                     (9)                  7
   Minimum pension liability adjustment                                    --                  (6)
                                                                     --------            --------
      Net other comprehensive income adjustments, net of tax              412                 453
      Adjustment to initially apply SFAS 158                                4                  --
                                                                     --------            --------
         Total accumulated other comprehensive income                     416                 453
                                                                     --------            --------
         Total Shareholder's Equity                                    12,845               5,326
                                                                     --------            --------
         Total Liabilities and Shareholder's Equity                  $164,816            $114,054
                                                                     ========            ========

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
REVENUE:
Insurance premiums                                                                $1,149   $   67   $  158
Insurance fees                                                                     2,439    1,575    1,405
Net investment income                                                              3,869    2,592    2,593
Realized (loss) on investments                                                        (2)     (16)     (45)
Amortization of deferred gain on indemnity insurance                                  76       77       87
Other revenue and fees                                                               258      316      275
                                                                                  ------   ------   ------
   Total Revenue                                                                   7,789    4,611    4,473
                                                                                  ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                                                           3,998    2,122    2,143
Underwriting, acquisition, insurance and other expenses                            2,086    1,544    1,475
Interest and debt expense                                                             84       78       79
                                                                                  ------   ------   ------
   Total Benefits and Expenses                                                     6,168    3,744    3,697
                                                                                  ------   ------   ------
Income before Federal income taxes and cumulative effect of accounting changes     1,621      867      776
Federal income taxes                                                                 460      223      193
                                                                                  ------   ------   ------
Income before cumulative effect of accounting changes                              1,161      644      583
Cumulative effect of accounting changes (net of Federal income taxes)                 --       --      (26)
                                                                                  ------   ------   ------
   Net Income                                                                     $1,161   $  644   $  557
                                                                                  ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                    2006     2005     2004
                                                                                  -------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  -------------------------
COMMON STOCK:
Balance at beginning of year                                                      $    25   $   25   $   25
Merger: Jefferson-Pilot Life, Jefferson-Pilot LifeAmerica and Jefferson-Pilot
   Financial Insurance Company                                                      6,936       --       --
                                                                                  -------   ------   ------
      Balance at the end of year                                                    6,961       25       25
                                                                                  -------   ------   ------
RETAINED EARNINGS:
Balance at the beginning of the year                                                4,848    4,385    3,856
Comprehensive income                                                                1,120      315      566
Less other comprehensive income (loss) (net of federal income tax):
   Net unrealized gain (loss) on securities available-for-sale, net of
      reclassification adjustment                                                     (31)    (329)      23
   Net unrealized loss on derivative instruments                                      (16)      (7)     (10)
   Minimum pension liability adjustment                                                 6        7       (4)
                                                                                  -------   ------   ------
Net income                                                                          1,161      644      557
Additional investment by Lincoln National Corporation/Stock Compensation               27       19      122
Dividends declared                                                                   (568)    (200)    (150)
                                                                                  -------   ------   ------
      Balance at the end of year                                                    5,468    4,848    4,385
                                                                                  -------   ------   ------
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at the beginning of the year                                                  452      781      758
Change during the year                                                                (31)    (329)      23
                                                                                  -------   ------   ------
      Balance at the end of year                                                      421      452      781
                                                                                  -------   ------   ------
NET UNREALIZED (LOSS) GAIN ON DERIVATIVE INSTRUMENTS:
Balance at the beginning of the year                                                    7       14       24
Change during the year                                                                (16)      (7)     (10)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       (9)       7       14
                                                                                  -------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at the beginning of the year                                                   (6)     (13)      (9)
Change during the year                                                                  6        7       (4)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       --       (6)     (13)
                                                                                  -------   ------   ------
ADJUSTMENT FOR ADOPTION OF SFAS 158                                                     4       --       --
                                                                                  -------   ------   ------
Total Shareholder's Equity                                                        $12,845   $5,326   $5,192
                                                                                  =======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

STATEMENTS OF CASH FLOW

                                                                                       2006      2005      2004
                                                                                     -------   -------   -------
                                                                                            (IN MILLIONS)
                                                                                     ---------------------------
OPERATING ACTIVITIES
Net income                                                                           $ 1,161   $   644   $   557
Adjustments to reconcile net income to net cash provided by operating activities:
   Deferred acquisition costs and value of business acquired                            (722)     (430)     (350)
   Premiums and fees receivable                                                           16        54       112
   Accrued investment income                                                              21        (4)       (5)
   Policy liabilities and accruals                                                       170    (1,082)   (1,347)
   Net trading securities, purchases, sales and maturities                               165       (72)      (99)
   Cumulative effect of accounting change                                                 --        --        39
   Contractholder funds                                                                  741     1,893     1,536
   Amounts recoverable from reinsurers                                                   199       101       375
   Federal income taxes                                                                  121       144       121
   Stock-based compensation expense                                                        4        18        19
   Depreciation                                                                           54        64        48
   Realized loss on investments and derivative instruments                                 2        16        59
   Gain on sale of subsidiaries/business                                                  --        --       (14)
   Amortization of deferred gain                                                         (76)      (76)      (87)
   Other                                                                                (164)     (608)     (275)
                                                                                     -------   -------   -------
      Net adjustments                                                                    531        18       132
                                                                                     -------   -------   -------
      Net cash provided by operating activities                                        1,692       662       689
                                                                                     -------   -------   -------
INVESTING ACTIVITIES
Securities available-for-sale:
   Purchases                                                                          (9,323)   (5,725)   (9,001)
   Sales                                                                               5,328     3,767     4,740
   Maturities                                                                          3,326     2,392     2,468
Purchase of other investments                                                           (696)   (1,008)   (1,938)
Sale or maturity of other investments                                                    585     1,151     2,187
Proceeds from disposition of business                                                     --        --        10
Cash acquired from merger of Jefferson-Pilot Life Insurance Company and
   Jefferson-Pilot LifeAmerica Insurance Company                                         154        --        --
Other                                                                                     58         9       146
                                                                                     -------   -------   -------
      Net cash provided by (used in) investing activities                               (568)      586    (1,388)
                                                                                     -------   -------   -------
FINANCING ACTIVITIES
Issuance of long-term debt                                                               140        --        47
Payment of long-term debt                                                                 --       (47)       --
Net decrease in short-term debt                                                          (13)        2       (10)
Univeral life and investment contract deposits                                         7,444     4,783     4,928
Univeral life and investment contract withdrawals                                     (6,660)   (3,755)   (3,353)
Investment contract transfers                                                         (1,821)   (1,483)   (1,336)
Increase in collateral on loaned securities                                               --        45       181
Increase in funds withheld liability                                                     105       131        87
Net proceeds from securities sold under repurchase agreements                             49        --        --
Capital contribution from shareholder                                                     --        --       100
Dividends paid to shareholders                                                          (568)     (200)     (150)
                                                                                     -------   -------   -------
      Net cash provided by (used in) financing activities                             (1,324)     (524)      494
                                                                                     -------   -------   -------
      Net increase (decrease) in cash and invested cash                                 (200)      724      (205)
                                                                                     -------   -------   -------
Cash and invested cash at beginning of year                                            1,962     1,238     1,443
                                                                                     -------   -------   -------
      Cash and invested cash at end of year                                          $ 1,762   $ 1,962   $ 1,238
                                                                                     =======   =======   =======

See accompanying notes to the Supplemental Consolidated Financial Statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Supplemental Consolidated Financial Statements include The Lincoln National Life Insurance Company and its majority-owned subsidiaries ("LNL" or the "Company", which may also be referred to in these Notes as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively throughout business segments. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories (see Note 11). These Supplemental Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

On April 3, 2006, LNC completed its merger with Jefferson-Pilot ("JP") by acquiring 100% of the outstanding shares of Jefferson-Pilot. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Jefferson Pilot Life Insurance Company ("JPL") and Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), both affiliates, into the Company with the Company being the survivor and the Parent Company, respectively. The effective date of these transactions was April 2, 2007. Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by JP. JPFIC is expected to merge into LNL on July 2, 2007. This transaction is dependent on the approval by the Nebraska Insurance Department. These financial statements are prepared as if on April 3, 2006, the Company completed the merger with Jefferson-Pilot Life Insurance Company, Jefferson-Pilot Financial Insurance Company and Jefferson-Pilot LifeAmerica Insurance Company, and has included the results of operations and financial condition of JPL, JPFIC and JPLA in our Supplemental Consolidated Financial Statements beginning on April 3, 2006. The Supplemental Consolidated Financial Statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of JPL, JPFIC and JPLA. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 9. Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

BUSINESS COMBINATIONS

On April 3, 2006, LNC completed its merger with JP by acquiring 100% of the outstanding shares of JP in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, "Business Combinations" ("SFAS 141") and JPL, JPFIC and JPLA became wholly-owned by LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPL, JPFIC and JPLA were "pushed down" to the Company's financial statements in accordance with push down accounting rules.

The fair value of net assets assumed in the mergers was $6.9 billion. Goodwill of $2.6 billion resulted from the excess of purchase price over the fair value of the net assets assumed. The parent paid a premium over the fair value of JP's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY     FAIR VALUE
                                                     FAIR VALUE   ADJUSTMENTS(1)
                                                    -----------   --------------
                                                          (IN MILLIONS)
                                                    ----------------------------
Investments                                          $ 27,378        $   305
Due from reinsurers                                     1,193             --
Deferred policy acquisition costs                          --         (2,494)
Value of business acquired                              2,478          1,983
Goodwill                                                2,595          2,325
Other assets                                            1,138             24
Assets held in separate accounts                        2,574             --
Policy liabilities                                    (26,562)           564
Income tax liabilities                                   (440)          (137)
Accounts payable, accruals and other liabilities         (848)           (13)
Liabilities related to separate accounts               (2,574)            --
                                                     --------        -------
   Total net assets acquired                         $  6,932        $ 2,557
                                                     ========        =======

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                        PRELIMINARY
                        FAIR VALUE
                       -------------
                       (IN MILLIONS)
                       -------------
Individual Markets:
   Life Insurance         $1,326
   Annuities                 988
Employer Markets:
   Group Protection          281
                          ------
      Total Goodwill      $2,595
                          ======

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, insurance and investment contract liabilities, deferred front end loads, pension plans and the potential effects of resolving litigated matters.

INVESTMENTS

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized loss on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain (loss) on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Supplemental Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments that are not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with the Lincoln Smart SecuritySM Advantage guaranteed minimum withdrawal benefits ("GMWB") feature and our i4LIFE(R) Advantage guaranteed income benefits ("GIB") feature that is available in our variable annuity products. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133, resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB and GIB. As part of our current hedging program, policyholder behavior and equity, interest rate, and volatility market conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, our hedge positions may not be totally effective to offset changes in assets and liabilities caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI"). DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Supplemental Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Supplemental Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Supplemental Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of DSI and sales force intangibles, as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements. Sales force intangibles are attributable to the value of the distribution system acquired in the Individual Markets -- Life Insurance segment. These assets are amortized on a straight-line basis over their useful life of 25 years.

PROPERTY AND EQUIPMENT

Property and equipment owned for company use is included in other assets in our Supplemental Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically review the carrying value of long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account balances, withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date, less the cumulative GMDB payments, plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques, and; 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1.3% of the face amount of insurance in-force, and dividend expenses were $85 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 34% of permanent life insurance in-force at December 31, 2006 and approximately 77% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the secondary guarantee is triggered, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Supplemental Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK BASED COMPENSATION

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase in shareholder's equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES

We and our eligible subsidiaries, excluding JPL, JPFIC and JPLA, have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

JPL and JPFIC file separate Federal income tax returns.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit pension and other postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a increase to accumulated other comprehensive income of $4 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our Supplemental Consolidated Financial Statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted SOP 05-1 effective January 1, 2007 by recording decreases to the following categories in our Consolidated Balance Sheets:

                                                (IN MILLIONS,
                                                  UNAUDITED)
                                                -------------
ASSETS
Deferred acquisition costs                           $31
Value of business acquired                            35
Other assets -- deferred sales inducements             3
                                                     ---
   Total assets                                      $69
                                                     ===
LIABILITIES AND SHAREHOLDER'S EQUITY
Investment contract and policyholder
   funds -- deferred front end loads                 $ 2
Insurance policy and claims
   reserve -- guaranteed minimum death
   benefit annuity reserve                             4
Other liabilities -- income tax liabilities           22
                                                     ---
   Total liabilities                                  28
                                                     ---
Retained earnings                                     41
                                                     ---
   Total liabilities and shareholder's equity        $69
                                                     ===

The adoption of this new guidance primarily impacts our Individual Markets Annuities and Employer Markets Group Protection businesses, and our accounting policies regarding the assumptions for lapsation used in the amortization of DAC and value of business acquired ("VOBA"). In addition, the adoption of SOP 05-1 resulted in a $6 million (unaudited) pre-tax increase to underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income in the first three months of 2007, which was attributable to changes in DAC and VOBA deferrals and amortization.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of

FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of $14 million (unaudited) in our Consolidated Balance Sheets, offset by a reduction to the beginning balance of retained earnings.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance

Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                                 GROSS        GROSS
                                                 COST OR      UNREALIZED   UNREALIZED
                                             AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                             --------------   ----------   ----------   ----------
                                                                 (IN MILLIONS)
                                             -----------------------------------------------------
2006
AVAILABLE-FOR-SALE
   Corporate bonds                               $44,049        $1,043       $(283)       $44,809
   U.S. Government bonds                             218             7          --            225
   Foreign government bonds                          689            58          (2)           745
   Asset and mortgage backed-securities            8,607            88         (69)         8,626
   State and municipal bonds                         194             2          (2)           194
   Redeemable preferred stocks                        89             9          --             98
                                                 -------        ------       -----        -------
      Total fixed maturities                     $53,846        $1,207       $(356)       $54,697
Equity securities                                    205            15          (2)           218
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $54,051        $1,222       $(358)       $54,915
                                                 =======        ======       =====        =======

2005
AVAILABLE-FOR-SALE
   Corporate bonds                               $24,190        $1,106       $(241)       $25,055
   U.S. Government bonds                             143            12          --            155
   Foreign government bonds                          839            62          (3)           898
   Asset and mortgage backed-securities            5,884            85         (60)         5,909
   State and municipal bonds                         123             4          (1)           126
   Redeemable preferred stocks                        88            14          --            102
                                                 -------        ------       -----        -------
      Total fixed maturities                     $31,267        $1,283       $(305)       $32,245
Equity securities                                     95             6          --            101
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $31,362        $1,289       $(305)       $32,346
                                                 =======        ======       =====        =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                         AMORTIZED COST   FAIR VALUE
                                         --------------   ----------
                                                (IN MILLIONS)
                                         ---------------------------
Due in one year or less                      $ 1,833        $ 1,836
Due after one year through five years         12,068         12,248
Due after five years through ten years        17,234         17,404
Due after ten years                           14,103         14,583
                                             -------        -------
   Subtotal                                   45,238         46,071
Asset and mortgage-backed securities           8,607          8,626
                                             -------        -------
   Total                                     $53,846        $54,697
                                             =======        =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities available-for-sale are as follows:

                   RATING AGENCY
NAIC RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $32,307      59.1%
     2        BBB                         18,698      34.2%
     3        BBB                          2,269       4.1%
     4        BBB                          1,202       2.2%
     5        CCC and lower                  198       0.4%
     6        In or near default              23       0.0%
                                         -------     -----
                                         $54,697     100.0%
                                         =======     =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $2,979   $1,959   $1,932
Equity securities available-for-sale               11        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     466      288      350
Real estate                                        37       48       25
Policy loans                                      158      118      119
Invested cash                                      53       46       21
Other investments                                 147       61       54
                                               ------   ------   ------
   Investment revenue                           4,032    2,703    2,682
Investment expense                                163      111       89
                                               ------   ------   ------
   Net investment income                       $3,869   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                             2006     2005
                                            ------   ------
                                             (IN MILLIONS)
                                            ---------------
Corporate bonds                             $2,140   $2,283
U.S. Government bonds                          331      322
Foreign government bonds                        45       52
Asset and mortgage backed-securities
   Mortgage pass-through securities             24       29
   Commercial mortgage obligations             111      113
   Collateralized Mortgage Backed Securities   133      148
   Other-asset backed securities                 8        9
State and municipal bonds                       18       19
Redeemable preferred stocks                      8        8
                                            ------   ------
      Total fixed maturities                 2,818    2,983
Equity securities                                2        2
                                            ------   ------
      Total trading securities              $2,820   $2,985
                                            ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows

                                                                    2006   2005   2004
                                                                    ----   ----   ----
                                                                       (IN MILLIONS)
                                                                    ------------------
Realized loss on investment and derivative instruments              $(6)   $(21)  $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5     (1)
Gain on sale of subsidiaries/business                                --      --     14
                                                                    ---    ----   ----
Net loss on investments                                             $(2)   $(16)  $(45)
                                                                    ===    ====   ====

The detail of the realized gain and losses on investments and derivative instruments is as follows:

                                                        2006   2005   2004
                                                        ----   ----   ----
                                                           (IN MILLIONS)
                                                       ---------------------
Fixed maturity securities available-for-sale
   Gross gain                                           $124   $113   $107
   Gross loss                                            (99)   (90)  (114)
Equity securities available-for-sale                      --
   Gross gain                                              1      8     18
   Gross loss                                             --     --     (1)
Fixed maturity securities held-to-maturity                --
   Gross gain                                             --     --     --
   Gross loss                                             --     --     --
Other investments                                          9     10      4
Associated amortization of deferred acquisition
   costs and provision for policyholder commitments      (39)   (52)   (51)
Investment expense                                        (2)    (9)   (10)
                                                        ----   ----   ----
Total investments                                         (6)   (20)   (47)
Derivative instruments of associated
   amortization of deferred acquisition costs             --     (1)   (11)
                                                        ----   ----   ----
Total investments and derivative instruments            $ (6)  $(21)  $(58)
                                                        ====   ====   ====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Fixed maturity securities available-for-sale     $65    $19   $67
Equity securities available-for-sale              --     --    --
Mortgage loans on real estate                      1     (6)   (2)
Real estate                                       --     --    --
Guarantees                                        --     --    --
                                                 ---    ---   ---
Total                                            $66    $13   $65
                                                 ===    ===   ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                 2006    2005   2004
                                                -----   -----   ----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities available-for-sale    $(127)  $(839)  $61
Equity securities available-for-sale                7      (6)   (6)
                                                -----   -----   ---
Total                                           $(120)  $(845)  $55
                                                =====   =====   ===

For fixed maturity and equity securities held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                          % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                             FAIR VALUE    VALUE      COST         COST         LOSS          LOSS
                             ----------   ------   ---------   -----------   ----------   ------------
                                                           (IN MILLIONS)
                             -------------------------------------------------------------------------
2006
  90 Days                      $ 7,030     39.1%    $ 7,082        38.7%       $ (52)         14.5%
Greater than
 90 days but less than or
 equal to 180 days                 400      2.2%        413         2.3%         (13)          3.6%
Greater than
 180 days but less than or
 equal to 270 days               1,451      8.1%      1,478         8.1%         (27)          7.5%
Greater than
 270 days less than or
 equal to 1 year                 1,842     10.3%      1,883        10.3%         (41)         11.5%
Greater than 1 year              7,226     40.3%      7,451        40.6%        (225)         62.9%
                               -------    -----     -------       -----        -----         -----
   Total                       $17,949    100.0%    $18,307       100.0%       $(358)        100.0%
                               =======    =====     =======       =====        =====         =====

2005
  90 Days                      $ 3,007     27.6%    $ 3,039        27.2%       $ (32)         10.5%
Greater than
 90 days but less than or
 equal to 180 days               5,152     47.3%      5,258        47.0%        (106)         34.6%
Greater than
 180 days but less than or
 equal to 270 days                 374      3.4%        384         3.4%         (10)          3.3%
Greater than
 270 days less than or
 equal to 1 year                   788      7.3%        822         7.3%         (34)         11.1%
Greater than 1 year              1,570     14.4%      1,693        15.1%        (123)         40.5%
                               -------    -----     -------       -----        -----         -----
   Total                       $10,891    100.0%    $11,196       100.0%       $(305)        100.0%
                               =======    =====     =======       =====        =====         =====

For fixed maturity and equity securities with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS              TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                      (IN MILLIONS)
                                          ---------------------------------------------------------------------
2006
   Corporate bonds                        $ 8,643      $(115)      $4,892      $(168)      $13,535     $(283)
   U.S. Government bonds                       43         --           --         --            43        --
   Foreign government bonds                    56         (1)          62         (1)          118        (2)
   Asset and mortgage backed-securities     1,911        (13)       2,227        (56)        4,138       (69)
   State and municipal bonds                   20         (1)          44         (1)           64        (2)
   Redeemable preferred stocks                 --         --            1         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities               10,673       (130)       7,226       (226)       17,899      (356)
Equity securities                              50         (2)          --         --            50        (2)
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $10,723      $(132)      $7,226      $(226)      $17,949     $(358)
                                          =======      =====       ======      =====       =======     =====

2005
   Corporate bonds                        $ 6,300      $(132)      $1,235      $(109)      $ 7,535     $(241)
   U.S. Government bonds                       --         --           --         --            --        --
   Foreign government bonds                   169         (3)          38         --           207        (3)
   Asset and mortgage backed-securities     2,820        (47)         284        (13)        3,104       (60)
   State and municipal bonds                   31         --           13         (1)           44        (1)
   Redeemable preferred stocks                  1         --           --         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities                9,321       (182)       1,570       (123)       10,891      (305)
Equity securities                              --         --           --         --            --        --
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $ 9,321      $(182)      $1,570      $(123)      $10,891     $(305)
                                          =======      =====       ======      =====       =======     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 to the Supplemental Consolidated Financial Statements - Fair Value of Financial Instruments for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                         2006    2005
                         ----   ------
                         (IN MILLIONS)
                         -------------
Real estate              $ 27    $ 19
Property and equipment    859     255

Impaired mortgage loans along with the related allowance for losses are as follows:

                                           2006    2005
                                           ----   ------
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses   $28     $66
Allowance for losses                        (2)     (9)
                                           ---     ---
   Net impaired loans                      $26     $57
                                           ===     ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                    2006   2005   2004
                                    ----   ----   ----
                                       (IN MILLIONS)
                                    ------------------
Balance at beginning of year        $ 9    $16    $18
Provisions for losses                 2      2      5
Release due to principal paydowns    (9)    (9)    (7)
                                    ---    ---    ---
   Balance at end of year           $ 2    $ 9    $16
                                    ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $42    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and December 31 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing interest.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $19 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,309 million. This includes $316 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

Federal income tax expense is as follows:

                    2006   2005   2004
                    ----   ----   ----
                       (IN MILLIONS)
                    ------------------
Current             $244   $111   $ 98
Deferred             216    112     95
                    ----   ----   ----
Total tax expense   $460   $223   $193
                    ====   ====   ====

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $568   $303   $272
Effect of:
   Tax-preferred investment income    (86)   (63)   (69)
   Tax credits                        (21)   (14)   (14)
   Other                               (1)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $460   $223   $193
                                     ====   ====   ====
      Effective tax rate               28%    26%    25%

The Federal income tax liability included in Other liabilities on the Supplemental Consolidated Balance Sheets is as follows:

                                         2006    2005
                                        -----   -----
                                        (IN MILLIONS)
                                        -------------
Current                                  $ 13   $ 77
Deferred                                  615     24
                                         ----   ----
   Total Federal income tax liability    $628   $101
                                         ====   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,528   $1,206
Deferred gain recognition for income tax purposes         350      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      155      100
Ceding commission asset                                     9       11
Capital loss carryforward                                   2       --
Net operating loss carryforward                            21       --
Affordable housing tax credit carryforward                 18       --
Other deferred tax assets                                 110       53
                                                       ------   ------
   Total deferred tax assets                            2,283    1,774
                                                       ------   ------
Deferred tax liabilities:
Deferred acquisition costs                              1,656      998
Net unrealized gain on securities available-for-sale      306      351
Trading security gains                                     74       91
Present value of business in-force                        602      260
Deferred gain recognition for income tax purposes          14       --
Depreciation differences                                   59       --
Other deferred tax liabilities                            187       98
                                                       ------   ------
      Total deferred tax liabilities                    2,898    1,798
                                                       ------   ------
      Net deferred tax liability                       $  615   $   24
                                                       ======   ======

We and our affiliates, with the exception of JPL, JPFIC and JPLA, are part of a consolidated Federal income tax filing with LNC. Cash paid relating to these consolidated Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

JPL files a separate Federal income tax return. Cash received for income taxes relating to JPL's return in 2006 was $15 million. JPFIC files a separate federal income tax return. JPLA is part of a consolidated Federal income tax filing with JPFIC. Cash paid for income taxes relating to the consolidated return in 2006 was $116.3 million.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                          2006     2005    2004
                                        -------   -----   -----
                                             (IN MILLIONS)
                                        -----------------------
Insurance assumed                       $     8   $   1   $  --
Insurance ceded                          (1,021)   (767)   (640)
                                        -------   -----   -----
   Net reinsurance premiums and fees    $(1,013)  $(766)  $(640)
                                        =======   =====   =====

The income statement caption, "Benefits," is net of reinsurance recoveries at December 31, 2006, 2005 and 2004 of $0.9 billion, $0.7 billion, and $0.6 billion, respectively.

A roll forward of Deferred Acquisition Costs is as follows:

                                                                            2006     2005     2004
                                                                           ------   ------   ------
                                                                                 (IN MILLIONS)
                                                                           ------------------------
Balance at beginning of year                                               $3,676   $2,904   $2,552
Deferral                                                                    1,479      934      868
Amortization                                                                 (626)    (427)    (415)
Adjustment related to realized gains  on securities available-for-sale        (38)     (48)     (46)
Adjustment related to unrealized gains on securities available-for-sale        86      313      (16)
Cumulative effect of accounting change                                         --       --      (39)
                                                                           ------   ------   ------
Balance at end of year                                                     $4,577   $3,676   $2,904
                                                                           ======   ======   ======

A roll forward of Value of Business Acquired is as follows:

                                                                             2006    2005   2004
                                                                            ------   ----   ----
                                                                                 (IN MILLIONS)
                                                                            ---------------------
Balance at beginning of year                                                $  742   $819   $922
Merger accounting fair value adjustment                                      2,478     --     --
Deferral of commissions and accretion of interest                               96     --     --
Amortization                                                                  (227)   (77)  (103)
Adjustment related to realized gains on securities available-for-sale           (9)    --     --
Adjustment related to unrealized gains on securities available-for-sale        (48)    --     --
                                                                            ------   ----   ----
Balance at end of year                                                      $3,032   $742   $819
                                                                            ======   ====   ====

Future estimated amortization of Value of Business Acquired is as follows:

2007-$267
2008-$262
2009-$241
2010-$227
2011-$194
Thereafter-$1,841

Realized losses on investments and derivative instruments on the Supplemental Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $38 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in Other assets on the Supplemental Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               -------------------
Balance at beginning of year   $129   $ 85   $ 45
   Capitalized                   86     60     50
   Amortization                 (22)   (16)   (10)
                               ----   ----   ----
Balance at end of year         $193   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
Commissions                                                                       $1,431   $  899   $1,136
General and administrative expenses                                                1,206      966      604
Deferred acquisition costs and value of business acquired, net of amortization      (722)    (431)    (350)
Taxes, licenses and fees                                                             158       81       85
Restructuring charges                                                                 13       29       --
                                                                                  ------   ------   ------
   Total                                                                          $2,086   $1,544   $1,475
                                                                                  ======   ======   ======

The carrying amount of goodwill by reportable segment is as follows:

                          2006    2005
                         ------   ----
                         (IN MILLIONS)
                         -------------
Individual Markets
   Life Insurance        $2,181   $855
   Annuities              1,032     44
Employer Markets
   Retirement Products       20     20
   Group Protection         281     --
                         ------   ----
   Total                 $3,514   $919
                         ======   ====

Details underlying the balance sheet caption, "Investment contractholder and policyholder funds," are as follows:

                                                      2006      2005
                                                    -------   -------
                                                      (IN MILLIONS)
                                                    -----------------
Premium deposits funds                              $20,509   $21,755
Other policyholder funds                             37,202    12,975
Deferred front end loads                                572       432
Undistributed earnings on participating business        102       111
                                                    -------   -------
   Total                                            $58,385   $35,273
                                                    =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                             2006     2005
                                                            ------   ------
                                                             (IN MILLIONS)
                                                            ---------------
Short-term debt:                                            $   21   $   34
                                                            ======   ======
Long-term debt:
Note due Lincoln National Corporation, due September 2008      140       --
Surplus Notes due Lincoln National Corporation:
      6.56% surplus note, due 2028                             500      500
      6.03% surplus note, due 2028                             750      750
Surplus Note due HARCO Capital Corporation:
      9.76% surplus note, due 2024                              50       --
                                                            ------   ------
Total Surplus Notes                                          1,300    1,250
                                                            ------   ------
   Total long-term debt                                     $1,440   $1,250
                                                            ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

JPFIC issued a surplus note for $50 million to HARCO Capital Corporation, an affiliate, in 1994. This note calls for JPFIC to pay the principal amount of the note on or before September 30, 2024 and interest to be paid semiannually at an annual rate of 9.76%. Any payment of interest or repayment of principal may be paid only if JPFIC has obtained the prior written approval of the Nebraska Department of Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause JPFIC to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before

September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $103 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

                                               IN EVENT OF DEATH
                                               -----------------
                                                 2006      2005
                                               -------   -------
                                                 (IN BILLIONS)
                                               -----------------
Return of net deposit Account value             $38.3     $31.9
   Net amount at risk                             0.1       0.1
   Average attained age of contractholders         54        53
Return of net deposits plus a minimum return
   Account value                                $ 0.4     $ 0.3
   Net amount at risk                              --        --
   Average attained age of contractholders         67        66
   Guaranteed minimum return                        5%        5%
Return of net deposit
   Account value                                $22.5     $18.8
   Net amount at risk                             0.2       0.3
   Average attained age of contractholders         64        63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                     2006    2005
                                    -----   -----
                                    (IN BILLIONS)
                                    -------------
Asset Type
Domestic Equity                      $39     $32
International Equity                   6       5
Bonds                                  6       5
                                     ---     ---
   Total                              51      42
Money Market                           6       4
                                     ---     ---
   Total                             $57     $46
                                     ===     ===
Percent of total variable annuity
   separate account values            87%     87%
                                     ===     ===

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                            GMDB
                         -----------
                         2006   2005
                         ----   ----
Total:
   Beginning balance     $ 15   $ 18
   Changes in reserves     14      9
   Benefits paid           (6)   (12)
                         ----   ----
   Ending balance        $ 23   $ 15
                         ====   ====
Ceded:
   Beginning balance     $(15)  $(18)
   Changes in reserves    (12)    (9)
   Benefits paid            6     12
                         ----   ----
   Ending balance        $(21)  $(15)
                         ====   ====
Net:
   Beginning balance     $ --   $ --
   Changes in reserves      2     --
   Benefits paid           --     --
                         ----   ----
   Ending balance        $  2   $ --
                         ====   ====

The changes to the benefit reserve amounts above are reflected in benefits in the Supplemental Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively. These reinsurance premiums are reflected as an offset in insurance premiums in the Supplemental Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its U.S. insurance agents, are included in LNC's various benefit plans that provide for pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company's insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

LNL PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

LNL DEFINED BENEFIT PLAN

LNC sponsors a non-contributory defined benefit pension plan covering its agents. Information with respect to LNL's defined benefit plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                        PENSION BENEFITS   OTHER POST-RETIREMENT BENEFITS
                                                        ----------------   ------------------------------
                                                          2006     2005         2006            2005
                                                        -------   ------   -------------   --------------
                                                                        (IN MILLIONS)
                                                        -------------------------------------------------
Change in plan assets                                    $  93     $  82       $  --           $  --
   Fair value of plan assets at beginning of year           12         6          --              --
   Company contributions                                    --        10           2               2
   Benefits paid                                            (5)       (5)         (2)             (2)
                                                         -----     -----       -----            ----
      Fair value of plan assets at end-of-year           $ 100     $  93       $  --           $  --
                                                         =====     =====       =====            ====
Change in benefit obligation:
   Benefit obligation at beginning-of-year               $  92        87          22              19
   Interest Cost                                             5         5           1               1
   Plan participant's contributions                         --        --           1               1
   Actuarial (gains)/losses                                 (2)        4          (3)              3
   Benefits paid                                            (5)       (4)         (2)             (2)
                                                         -----     -----       -----            ----
      Benefits obligation at end -of-year                $  90     $  92       $  19           $  22
                                                         =====     =====       =====            ====
   Funded status of the plans                            $  10     $   1       $ (19)          $ (22)
   Unrecognized net actuarial losses                                  20                          (1)
                                                         -----     -----       -----            ----
   Prepaid (accrued) benefit cost                                     21                         (23)
   Other Assets                                             11
   Other Liabilities                                        (1)
                                                         -----     -----       -----            ----
Amounts recognized in the Supplemental Consolidated
   Balance Sheets                                        $  10     $  21       $ (19)          $ (23)
                                                         =====     =====       =====            ====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                           8                    (2)
                                                         -----     -----       -----            ----
      Total                                              $   8                 $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                         5.75%     6.00%       5.75%           6.00%
   Expected return on plan assets                         8.00%     8.25%         --              --
Rate of increase in compensation:                         4.00%     4.00%       4.00%           4.00%

LNC uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1              $(1)
Effect on total service and interest
   cost components                            --               --

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
U.S. PLAN:
Accumulated benefit obligation    $ 1     $ 1
Projected benefit obligation        1       1
Fair value of plan assets          --      --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                            PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                           ------------------   -----------------------------
                                           2006   2005   2004     2006       2005      2004
                                           ----   ----   ----   --------   -------   --------
                                                             (IN MILLIONS)
                                           --------------------------------------------------
U.S. PLANS:
Service cost                               $ 18   $ 17   $ 17      $ 1       $ 2       $ 2
Interest cost                                29     29     28        5         5         5
Expected return on plan assets              (38)   (38)   (35)      --        --        --
Amortization of prior service cost           (2)    (2)    (2)      --        --        --
Recognized net actuarial (gains) losses       4      2      1        1        --        (1)
Recognized actuarial loss due to special
   termination benefits                       2     --     --       --        --        --
                                           ----   ----   ----      ---       ---       ---
Net periodic benefit expense               $ 13   $  8   $  9      $ 7       $ 7       $ 6
                                           ====   ====   ====      ===       ===       ===

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million each in 2006, 2005 and 2004. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan assets allocations at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
U.S. PLANS:
Equity securities             60%    64%
Fixed income securities       40%    34%
Real Estate                   --      1%
Cash and cash equivalents     --      1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                          0-10%
   High-Yield                         0-10%
   International/Emerging Markets*    0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                          0-20%
   International*                     0-20%
   Emerging Markets*                  0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

                                US POST RETIREMENT PLANS
             ----------------------------------------------------------------
              NON-QUALIFIED
              U.S. DEFINED      REFLECTING                     NOT REFLECTING
             BENEFIT PENSION   MEDICARE PART   MEDICARE PART    MEDICARE PART
                  PLANS          D SUBSIDY       D SUBSIDY        D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3               $ 5             $(1)           $ 6
2008                 3                 5              (1)             6
2009                 3                 5              (1)             6
2010                 4                 5              (1)             6
2011                 4                 5              (1)             6
Thereafter          25                28              (4)            32

JPL DEFINED BENEFIT PLAN

JPL sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit. Information for the Company's agent pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                          2006
                                                      -------------
                                                      (IN MILLIONS)
                                                      -------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of period        $29
Interest cost                                                1
Actuarial loss                                              --
Benefits paid                                               (2)
                                                           ---
   Projected benefit obligation at end of period           $28
                                                           ===
Change in plan assets:                                      39
Fair value of assets at beginning of period                  4
Actual return on plan assets                                --
Transfer out and expenses                                   (2)
                                                           ---
   Benefits paid                                           $41
                                                           ===
Fair value of assets at end of period
Funded status of the plan                                  $14
Unamortized prior service cost                              --
Unrecognized net loss                                       (2)
                                                           ---
   Net amount recognized                                   $12
                                                           ===

The accumulated benefit obligation for JPL's defined benefit pension plan was $28 million at December 31, 2006.

JPL uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                         2006
                                     -------------
                                     (IN MILLIONS)
                                     -------------
Interest cost                              1
Expected return on plan assets            (2)
Amortization of prior service cost        --
                                         ---
   Net periodic benefit benefit           (1)
                                         ===

ASSUMPTIONS

                                                 2006
                                                 ----
Weighted-average assumptions used to determine
benefit obligations at December 31:
   Discount rate                                 5.75%
Weighted-average assumptions used to determine
net cost for years ended December 31:
   Discount rate                                 5.69%
   Expected return on plan assets                8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate JPL subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year end 2006.

PLAN ASSETS

JPL's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                    2006
                    ----
ASSET CATEGORY
Equity securities     75%
Debt securities       25%
                     ---
   Total             100%
                     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

PLAN CASH FLOWS

JPL is not expected to make a contribution to the pension plan during 2007. The expected benefit payments for JPL's pension plan for the years indicated are as follows:

2007                $ 3
2008                  3
2009                  3
2010                  3
2011                  3
2012 through 2016    11

APPLICATION OF SFAS 158

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Supplemental Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                            AFTER
                      BEFORE APPLICATION    SFAS 158    APPLICATION OF
                         OF SFAS 158       ADJUSTMENT      SFAS 158
                      ------------------   ----------   --------------
                                        (IN MILLIONS)
                      ------------------------------------------------
Other assets               $  1,691            $38         $  1,729
Total assets                164,778             38          164,816
Other Liabilities             3,871             34            3,905
Total Liabilities           151,937             34          151,971
Accumulated other
   comprehensive
   income                       412              4              416
Total shareholder's
   equity                    12,841              4           12,845

401(k)

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 3    $--    $ 1
Shares                     19     14     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $23    $18    $18
                          ===    ===    ===
Recognized tax benefit    $ 8    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Supplemental Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS -- LNL

Net income as determined in accordance with statutory accounting practices for LNL was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect LNL's reported statutory surplus. LNL utilizes the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. LNL also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

LNL paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

STATUTORY INFORMATION AND RESTRICTIONS -- JPL, JPFIC AND JPLA

Net income for JPFIC for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $210 million and net loss for JPL and JPLA for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $114 million and $26 million, respectively. Statutory surplus as determined in accordance with statutory accounting practices for JPL, JPFIC and JPLA was $773 million, $1,140 million and $69 million at December 31, 2006, respectively.

JPL prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPL does not utilize any permitted practices in the preparation of its statutory financial statements.

The General Statues of North Carolina require JPL to maintain capital of $1.2 million and minimum unassigned surplus of $.3 million. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. JPL paid dividends of $2 million to LNC during 2006. JPL expects that we could pay dividends of $77 million in 2007 without prior approval from North Carolina.

JPFIC prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPFIC and JPL do not utilize any permitted practices in the preparation of the statutory financial statements.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey statutes require JPLA to maintain minimum capital of $1.5 million and minimum unassigned surplus of $6.1 million. Additionally, the New Jersey statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. JPLA expects that we could pay dividends of $7 million in 2007 without prior approval from the New Jersey Commissioner of Banking and Insurance.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Supplemental Consolidated Balance Sheets in accordance with the requirements of SFAS 113. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Supplemental Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

Significant leases include the lease for our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

In addition, the Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance ("COLI") is $1 million and $2 million, respectively.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 31% of such mortgages, or $2.3 billion, involved properties located in California, Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance SeriesSM ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

As a result of our merger with JPL, we now distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500(R) index call options that are highly correlated to the portfolio allocation decisions of our policyholders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to policyholders' within insurance benefits. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in interest credited. Interest credited was decreased by $59 million in 2006 for the changes in the fair value of these liabilities. The notional amounts of policyholder fund balances allocated to the equity-index options were $2.4 billion at December 31, 2006.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2.

A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                       2006            2005           2006          2005
                                                   ------------   -------------   -----------   -----------
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                       $5,950          $5,450         $   3         $   5
   Interest rate swap agreements                       1,188             462             8             9
                                                      ------          ------         -----         -----
      Total interest rate derivative instruments       7,138           5,912            11            14
                                                      ======          ======         =====         =====
Foreign currency derivative instruments:
   Foreign currency swaps                                 86              58            (7)           (5)
Credit derivative instruments:
   Credit default swaps                                   20              20            --            --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                       1               1            22            17
   Call options (based on SPX Index)                   2,357              --           185            --
   Embedded derivatives per SFAS 133                      --              --          (132)         (268)
                                                      ------          ------         -----         -----
      Total derivative instruments*                   $9,602          $5,991         $  79         $(242)
                                                      ======          ======         =====         =====

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability on the Supplemental Consolidated Balance Sheet. Total derivative instruments for 2005 are composed of an asset of $41 and liabilities of $6 million and $278 million on the Supplemental Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ----------------
                                2006     2005     2006     2005     2006     2005
                               ------   ------   ------   ------   ------   -------
                                                   (IN MILLIONS)
                               ----------------------------------------------------
Balance at beginning of year   $5,450   $4,000   $  462    $446     $ 58      $ 42
New contracts                     750    1,450      789      36       30        30
Terminations and maturities      (250)      --      (63)    (20)      (2)      (14)
                               ------   ------   ------    ----     ----      ----
   Balance at end of year      $5,950   $5,450   $1,188    $462     $ 86      $ 58
                               ======   ======   ======    ====     ====      ====

                                                          CALL OPTIONS           CALL OPTIONS
                               CREDIT DEFAULT SWAPS   (BASED ON LNC STOCK)   (BASED ON SPX INDEX)
                               --------------------   --------------------   --------------------
                                 2006        2005       2006        2005       2006        2005
                               --------   ---------   --------   ---------   --------   ---------
                                                          (IN MILLIONS)
                               ------------------------------------------------------------------
Balance at beginning of year     $ 20        $ 13        $ 1        $ 1       $    --      $--
New contracts                      10          20         --         --         3,377       --
Terminations and maturities       (10)        (13)        --         --        (1,020)      --
                                 ----        ----        ---        ---       -------      ---
   Balance at end of year        $ 20        $ 20        $ 1        $ 1       $ 2,357      $--
                                 ====        ====        ===        ===       =======      ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $2 million, less than $1 million and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receive a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The open positions at December 31, 2006, expire in 2007 through 2026.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time as the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Supplemental Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS

We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Supplemental Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION

Income other than realized gains and losses for the agreements and contracts described above amounted to $78 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $176 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE, HELD-TO-MATURITY AND TRADING SECURITIES

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                   2006                          2005
                                       ---------------------------   ---------------------------
                                       CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                       --------------   ----------   --------------   ----------
                                                             (IN MILLIONS)
                                       ---------------------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturies                         $ 54,697       $ 54,697       $ 32,245       $ 32,245
   Equity                                      218            218            101            101
Trading securities                           2,820          2,820          2,985          2,985
Mortgage loans on real estate                7,344          7,530          3,662          3,859
Policy loans                                 2,755          2,979          1,858          2,003
Derivative instruments *                        79             79           (243)          (243)
Other investments                              819            819            423            423
Cash and invested cash                       1,762          1,762          1,962          1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts        (28,628)       (28,605)       (21,270)       (21,273)
   Remaining guaranteed interest
      and similar contracts                   (245)          (245)           (13)           (13)
Short-term debt                                (21)           (21)           (34)           (34)
Long-term debt                              (1,440)        (1,395)        (1,250)        (1,324)
Guarantees                                      --             --             --             --
Investment commitments                          --         (1,308)            --             --

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $789 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection. The Retirement Products segment consists of its Defined Contribution business. Employer Markets also provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re Life & Health America Inc. ("Swiss Re") in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment is as follows:

                                         2006     2005     2004
                                        ------   ------   ------
                                              (IN MILLIONS)
                                        ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities              $1,914   $1,309   $1,278
      Life Insurance                     3,178    1,840    1,847
                                        ------   ------   ------
      Individual Markets Total           5,092    3,149    3,125
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                1,355    1,168    1,125
      Group Protection                   1,033       --       --
                                        ------   ------   ------
      Employer Markets Total             2,388    1,168    1,125
                                        ------   ------   ------
   Other Operations                        474      309      621
   Consolidating adjustments              (164)      --     (354)
   Net realized investment results(1)       (2)     (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
      Total                             $7,789   $4,611   $4,473
                                        ======   ======   ======
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities              $  323   $  197   $  169
      Life Insurance                       470      238      252
                                        ------   ------   ------
      Individual Markets Total             793      435      421
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                  249      206      181
      Group Protection                      99       --       --
                                        ------   ------   ------
      Employer Markets Total               348      206      181
                                        ------   ------   ------
   Other Operations                         20       12        9
   Net realized investment results(2)       (1)     (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
   Income before cumulative effect of
      accounting changes                 1,161      644      583
   Cumulative effect of accounting
      changes                               --       --      (26)
                                        ------   ------   ------
Net Income                              $1,161   $  644   $  557
                                        ======   ======   ======

----------
(1) Includes realized losses on investments of $6 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized losses on derivative instruments of $(1) million and $(11) million for 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of $4 million $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                                               2006       2005
                                                             --------   --------
                                                                (IN MILLIONS)
                                                             -------------------
ASSETS:
   Annuities                                                 $ 70,520   $ 48,250
   Life Insurance                                              42,691     21,795
   Retirement Products                                         37,274     33,478
   Group Protection                                             2,341         --
   Other Operations                                            10,058      6,649
   Consolidating adjustments                                    1,932      3,882
                                                             --------   --------
Total                                                        $164,816   $114,054
                                                             ========   ========

12. SHAREHOLDER'S EQUITY

All authorized and issued shares of LNL, JPL, JPFIC and JPLA are owned by LNC.

Details underlying the supplemental consolidated balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                               2006       2005
                                                             -------    -------
                                                                (IN MILLIONS)
                                                             ------------------
Fair value of securities available-for-sale                  $54,915    $32,346
Cost of securities available-for-sale                         54,051     31,362
                                                             -------    -------
Unrealized gain                                                  864        984
Adjustments to deferred acquisition costs and value of
   business acquired                                            (227)      (266)
Amounts required to satisfy policyholder commitments             (20)       (31)
Foreign currency exchange rate adjustment                         28         16
Deferred income taxes                                           (224)      (251)
                                                             -------    -------
Net unrealized gain on securities available-for-sale         $   421    $   452
                                                             =======    =======

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Supplemental Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Supplemental Consolidated Statements of Shareholder's Equity are as follows:

                                                                   2006    2005   2004
                                                                   ----   -----   ----
                                                                      (IN MILLIONS)
                                                                   -------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                         $  7   $(479)  $116
Less: Reclassification adjustment for gains on disposals of
   prior year inventory included in net income(1)                    65      39     82
Less: Federal income tax expense (benefit)                          (27)   (189)    11
                                                                   ----   -----   ----
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense         $(31)  $(329)  $ 23
                                                                   ====   =====   ====

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Supplemental Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million and $3 million for 2006, 2005 and 2004, respectively, and net of adjustments to DAC of $1 million, $(7) million and $(8) million for 2006, 2005 and 2004, respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Supplemental Consolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                      TOTAL
                                                 ----------------
                                                   (IN MILLIONS)
                                                 ----------------
Amounts incurred in 2006
   Employee severance and termination benefits         $12
   Abandoned office space                                1
                                                       ---
Total 2006 restructuring charges                        13
Amounts expended in 2006                                (6)
                                                       ---
Restructuring reserve at December 31, 2006             $ 7
                                                       ===
Additional amounts expended that do not
qualify as restructuring charges                       $14
Expected completion date                         4th Quarter 2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, we announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004. HARCO supplied funding to JPFIC totaling $50 million in 1994, in exchange for Notes.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Supplemental Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  25   $  --   $  --
Insurance ceded                      (238)   (219)   (116)
                                    -----   -----   -----
Net reinsurance premiums and fees   $(213)  $(219)  $(116)
                                    =====   =====   =====

The Supplemental Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----    ----
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance treaties-net liability               702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,149 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199 million in for general management and investment services provided by the Company, of which $46 million remained receivable as of December 31, 2006, related to these agreements. The Company also made various disbursements to its affiliates, of which $8 million remained payable as of December 31, 2006. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

The Company owns the following securities of Jefferson-Pilot affiliates. Amounts are reflected at the carrying amounts in the Supplemental Consolidated Balance Sheets as of December 31.

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Lincoln Financial Media Company (affiliate) Senior
   Promissory Notes  due 2006 through 2013, interest
   ranging from 4.2% to 7.7%                            $ 29    $--
Lincoln National Corporation (Parent) Senior Notes
   Series due 2008 interest 4.6%                         200     --
Lincoln National Corporation Senior Promissory Notes
   due 2007, interest rate of 5.25%                        6     --

The Company recognized interest income on these securities totaling $9 million as of December 31, 2006.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expenses of $21 million as of December 31, 2006 related to this agreement.

During 1999, JPLA paid an affiliate, JPFIC $100 million in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006, the cash surrender value of this policy totaled approximately $148 million.

15. SUBSEQUENT EVENT

On April 26, 2007, the Indiana Department of Insurance approved to move ownership of First Penn-Pacific Life Insurance Company, a wholly owned subsidiary of the Company to LNC, the parent of the Company. This move of ownership was made in the form of a dividend, effective May 2, 2007 in the amount of $492 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying supplemental consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2006 and 2005, and the related supplemental consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of the Company with Jefferson-Pilot Financial Insurance Company, which occurred on July 2, 2007, and to the merger of the Company with Jefferson-Pilot Life Insurance Company ("JPL"), which occurred on April 2, 2007. These mergers have been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of The Lincoln National Life Insurance Company after financial statements covering the dates of consummation of the mergers are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the dates of the consummation of the business combinations.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the supplemental consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP
-----------------------
Ernst & Young LLP

Philadelphia, PA
July 2, 2007

PART C -- OTHER INFORMATION

Item 26. EXHIBITS

1) Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(2)

2)   N/A

3) (a) Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Advisors Corp.(5), and Amendment dated August 1, 2001. (6)

     (b)  Commission Schedule for Variable Life Policies. (3)

4)   (a)  Policy LN696 (16)

     (b)  Accelerated Benefits Riders - Policy Form ABR 5654 (15)
          ABR 5650 (16)

     (c)  Change of Insured Rider -- Policy Form LR496 (7)

     (d)  Enhanced Surrender Value Rider - Policy Form LR541 (15)

     (e)  Estate Tax Repeal Rider - Policy Form LR511 (8)

     (f)  No-Lapse Enhancement Rider - Policy Form LR696 (15)

     (g)  Overloan Protection Rider - Policy Form LR540 (10)

     (h)  Premium Reserve Rider - Policy Form LR543 (15)

     (i) Waiver of Monthly Deduction Benefit Rider - Policy Form LR436 and LR437 (2)

5)   Application -- Form LFF06399 (15)

(6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company (1)

     (b)  Bylaws of The Lincoln National Life Insurance Company (13)

(7)  Form of Reinsurance Contracts (9)

(8) Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:

     (a)  AllianceBernstein Variable Products Series Fund, Inc. (13)

     (b)  American Century Investments Variable Portfolios, Inc. (13)

     (c)  American Funds Insurance Series (13)

     (d)  Delaware VIP Trust (13)

     (e)  Fidelity Variable Insurance Products (13)

     (f)  Franklin Templeton Variable Insurance Products Trust (13)

     (g)  Lincoln Variable Insurance Products Trust (13)

     (h)  MFS Variable Insurance Trust (13)

     (i)  M Fund, Inc. (13)

(9) Services Agreement (11), and amendments thereto (4), and additional amendment (10), between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc, and Delaware Service Company, Inc.

(10) Not applicable.

(11) Opinion and Consent of Frederick C. Tedeschi, Esq. (16)

(12) Not Applicable.

(13) Not Applicable.

(14) Consent of Independent Registered Public Accounting Firm (Filed herewith)

(15) Not applicable.

(16) Not applicable.

(17) Not applicable.

----------

(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.

(2) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.

(3) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.

(4) Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-43373) filed on April 4, 2002.

(5) Incorporated by reference to Post-Effective Amendment No. 1 (File No. 333-82663) filed on April 13, 2000.

(6) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-84360) filed on March 15, 2002.

(7) Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-82663) filed on April 12, 2001.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-54338) filed on September 14, 2001.

(9) Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6 (File No. 333-84360) filed on April 23, 2003.

(10) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-118478) filed on April 6, 2006.

(11) Incorporated by reference to Post-Effective Amendment No. 21 on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.

(12) Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement on Form N-6 (File No. 333-111137) filed on April 21, 2004.

(13) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(14) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-4 (File No. 333-04999) filed on July 2, 2007.

(15) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.

(16) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-145090) filed on August 3, 2007.

Item 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Frederick J. Crawford**     Senior Vice President, Chief Financial Officer and Director
Christine S. Frederick***   Vice President and Chief Compliance Officer
Dennis R. Glass**           President and Director
Mark E. Konen*****          Senior Vice President and Director
See Yeng Quek****           Senior Vice President, Chief Investment Officer and Director
Dennis L. Schoff**          Senior Vice President and General Counsel
Michael S. Smith*           Senior Vice President, Chief Risk Officer
Rise C. M. Taylor*          Vice President and Treasurer
Westley V. Thompson ***     Senior Vice President and Director
C. Suzanne Womack**         Secretary and Second Vice President

----------
* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

** Principal business address is 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112

***   Principal business address is 350 Church Street, Hartford, CT 06103

**** Principal business address is 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682

***** Principal business address is 100 North Greene Street, Greensboro, NC
      27401

Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

     Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System. (14)

Item 29. INDEMNIFICATION

(a)  Brief description of indemnification provisions:

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. PRINCIPAL UNDERWRITERS

(a) Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Variable Annuity Account JF-II; Lincoln Life Variable Annuity Account JL-A; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln Life Flexible Premium Variable Life Account Y; and Lincoln National Variable Annuity Account 53.

(b) Following are the officers and directors of Lincoln Financial Distributors, Inc.

NAME                      POSITIONS AND OFFICES WITH UNDERWRITER
----                      --------------------------------------
Terrence Mullen*          Chief Executive Officer, President and Director


David M. Kittredge*       Senior Vice President
Duane L. Bernt**          Vice President and Treasurer
Patrick J. Caulfield*     Vice President and Chief Compliance Officer
Frederick J. Crawford**   Director
Dennis R. Glass**         Director
Keith J. Ryan***          Vice President, Chief Financial Officer
Marilyn K. Ondecker***    Secretary

* Principal Business address is 2001 Market Street, 4th Floor, Philadelphia, PA 19103

** Principal Business address is 1500 Market Street, Suite 3900, Philadelphia, PA 19102

***  Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

(c)  N/A

Item 31. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300
S. Clinton Street, Fort Wayne, Indiana 46802 and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 32. MANAGEMENT SERVICES

     Not Applicable.

Item 33. FEE REPRESENTATION

Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Lincoln Life Flexible Premium Variable Life Account M, has caused this Pre-Effective Amendment to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Concord and State of New Hampshire on the 27th day of September, 2007.

                                        Lincoln Life Flexible Premium Variable
                                        Life Account M
                                        (Registrant)


                                        By /s/ Frederick C. Tedeschi
                                           -------------------------------------
                                            Frederick C. Tedeschi
                                            Vice President
                                            The Lincoln National Life Insurance
                                            Company


                                        The Lincoln National Life Insurance
                                        Company
                                        (Depositor)


                                        By /s/ Frederick C. Tedeschi
                                           -------------------------------------
                                            Frederick C. Tedeschi
                                            Vice President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-6 has been signed below on September 27, 2007, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                               TITLE
---------                               -----


/s/ Dennis R. Glass             *       President and Director
-------------------------------------   (Principal Executive Officer)
Dennis R. Glass


/s/ Frederick J. Crawford       *       Senior Vice President, Chief Financial
-------------------------------------   Officer and Director
Frederick J. Crawford                   (Principal Financial Officer)


/s/ Mark E. Konen               *       Senior Vice President and Director
-------------------------------------
Mark E. Konen

/s/ See Yeng Quek *                     Senior Vice President, Chief Investment
-------------------------------------   Officer and Director
See Yeng Quek


/s/ Westley V. Thompson *               Senior Vice President and Director
------------------------------------
Westley V. Thompson


* By /s/ Frederick C. Tedeschi
     --------------------------------
     Frederick C. Tedeschi

                           POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, John L. Reizian, Robert L. Grubka, Brian A. Kroll and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all amendments to Registration Statements; including exhibits, or other documents filed on Forms S-6, N-6, N-3, or N-4 or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such amendments to said Registration Statements as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
Lincoln Life Flexible Premium Variable Life Account D: 033-00417
Lincoln Life Flexible Premium Variable Life Account F: 033-14692; 333-40745 Lincoln Life Flexible Premium Variable Life Account G: 033-22740
Lincoln Life Flexible Premium Variable Life Account J: 033-76434
Lincoln Life Flexible Premium Variable Life Account K: 033-76432
Lincoln Life Flexible Premium Variable Life Account M: 333-42479; 333-54338; 333-84370; 333-84360; 333-111137; 333-111128; 333-118478; 333-118477;
333-63940; 333-82663; 333-139960; 333-145090
Lincoln Life Flexible Premium Variable Life Account R: 333-33782; 333-90432; 333-115882; 333-125792; 333-125991; 333-43107; 333-145235; 333-145239
Lincoln Life Flexible Premium Variable Life Account S: 333-72875; 333-104719; 333-125790
Lincoln Life Flexible Premium Variable Life Account Y: 333-118482; 333-118481; 333-115883; 333-81882; 333-81884; 333-90438

VARIABLE ANNUITY SEPARATE ACCOUNTS:
Lincoln National Variable Annuity Fund A: 002-26342; 002-25618
Lincoln National Variable Annuity Account C: 033-25990; 333-50817; 333-68842; 333-112927
Lincoln National Variable Annuity Account E: 033-26032
Lincoln National Variable Annuity Account H: 033-27783; 333-18419; 333-35780; 333-35784; 333-61592; 333-63505; 333-135219
Lincoln National Variable Annuity Account L: 333-04999
Lincoln Life Variable Annuity Account N: 333-40937; 333-36316; 333-36304; 333-61554; 333-119165; 333-135039; 333-138190
Lincoln Life Variable Annuity Account Q: 333-43373
Lincoln Life Variable Annuity Account T: 333-32402; 333-73532
Lincoln Life Variable Annuity Account W: 333-52572; 333-52568; 333-64208

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

SIGNATURE                                                TITLE
---------                                                -----
/s/ Dennis R. Glass
------------------------------                           President and Director
Dennis R. Glass                                          (Principal Executive Officer)

/s/ Frederick J. Crawford
------------------------------                           Chief Financial Officer and Director
Frederick J. Crawford                                    (Principal Financial Officer)

/s/ Mark E. Konen
------------------------------                           Senior Vice President and Director
Mark E. Konen

/s/ See Yeng Quek
------------------------------                           Senior Vice President, Chief Investment Officer and Director
See Yeng Quek

/s/ Westley V. Thompson
------------------------------                           Senior Vice President and Director
Westley V. Thompson